SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐            No   ☒

QUARTERLY REPORT

(From January 1, 2019 to March 31, 2019)

THIS IS A TRANSLATION OF THE QUARTERLY REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SUPERVISORY COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED AND CERTAIN NUMBERS WERE ROUNDED FOR THE CONVENIENCE OF READERS. REFERENCES TO “Q1”, “Q2”, “Q3” AND “Q4” OF A FISCAL YEAR ARE REFERENCES TO THE THREE-MONTH PERIODS ENDED MARCH 31, JUNE 30, SEPTEMBER 30 AND DECEMBER 31, RESPECTIVELY, OF SUCH FISCAL YEAR.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH KOREAN INTERNATIONAL FINANCIAL REPORTING STANDARDS, OR K-IFRS, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. K-IFRS ALSO DIFFERS IN CERTAIN RESPECTS FROM THE INTERNATIONAL FINANCIAL REPORTING STANDARDS AS ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES IN THIS DOCUMENT.

Attachment: 1. Financial Statements in accordance with K-IFRS

1.	Company

A.	Name and contact information

The name of our company is “EL-GI DISPLAY CHUSIK HOESA,” which shall be “LG Display Co., Ltd.” in English.

Our principal executive office is located at LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea, and our telephone number is +82-2-3777-1010. Our website address is http://www.lgdisplay.com.

B.	Credit rating

(1)	Corporate bonds (Domestic)

Subject instrument	Month of rating	Credit rating(1)	Rating agency (Rating range)
Corporate bonds	May 2017	AA	NICE Information Service Co., Ltd. (AAA ~ D)
February 2018
May 2018
	February 2019	AA-
	May 2017	AA	Korea Investors Service, Inc. (AAA ~ D)
October 2017
May 2018
	February 2019	AA-
	May 2017	AA	Korea Ratings Corporation (AAA ~ D)
October 2017
February 2018
April 2018
	April 2019	AA-

(1)	Domestic corporate bond credit ratings are generally defined to indicate the following:

Subject instrument	Credit rating	Definition
Corporate bonds	AAA	Strongest capacity for timely repayment.
	AA+/AA/AA-	Very strong capacity for timely repayment. This capacity may, nevertheless, be slightly inferior than is the case for the highest rating category
	A+/A/A-	Strong capacity for timely repayment. This capacity may, nevertheless, be more vulnerable to adverse changes in circumstances or in economic conditions than is the case for higher rating categories.
	BBB+/BBB/BBB-	Capacity for timely repayment is adequate, but adverse changes in circumstances and in economic conditions are more likely to impair this capacity.
	BB+/BB/BB-	Capacity for timely repayment is currently adequate, but that there are some speculative characteristics that make the repayment uncertain over time.
	B+/B/B-	Lack of adequate capacity for repayment and speculative characteristics. Interest payment in time of unfavorable economic conditions is uncertain.
	CCC	Lack of capacity for even current repayment and high risk of default.
	CC	Greater uncertainties than higher ratings.
	C	High credit risk and lack of capacity for timely repayment.
	D	Insolvency.

(2)	Corporate bonds (Overseas)

Subject instrument	Month of rating	Credit rating	Rating agency (Rating range)
Corporate bonds(1)	November 2018	AA	Standard & Poor’s Rating Services (AAA ~ D)

(1)	Represents credit rating for our overseas corporate bonds guaranteed by the Korea Development Bank.
(2)	Overseas corporate bond credit ratings are generally defined to indicate the following:

Subject instrument	Credit rating	Definition
Corporate bonds	AAA	Highest level of stability.
	AA+/AA/AA-	Very high level of stability. This stability may be slightly more risky than is the case for the highest rating category but presents no issues.
	A+/A/A-	High level of stability. There are no issues with repaying the principal, but there are characteristics that could be subject to future deterioration.
	BBB+/BBB/BBB-	Level of stability is adequate. Current level of stability and profitability is adequate, but requires special attention during times of economic downturns.
	BB+/BB/BB-	Speculative characteristics. There is no guarantee on future stability. Expected business performance is uncertain.
	B+/B/B-	Inadequate as an investment target. Ability to make principal repayments or comply with contractual terms and conditions is uncertain.
	CCC/CC/C	Very low level of stability. Ability to make payments of principal and interest is highly unlikely. Extremely speculative. Currently in default or undergoing a serious problem.
	D	Bankruptcy.

(3)	Commercial paper

Subject instrument	Month of rating	Credit rating(1)	Rating agency (Rating range)
Commercial paper	May 2017	A1	Korea Investors Service, Inc. (A1 ~ D)
	May 2017	A1	Korea Ratings Corporation (A1 ~ D)
	October 2017	A1	Korea Investors Service, Inc. (A1 ~ D)
	December 2017	A1	Korea Ratings Corporation (A1 ~ D)
	May 2018	A1	Korea Investors Service, Inc. (A1 ~ D)
	May 2018	A1	NICE Information Service Co., Ltd. (A1 ~ D)
	November 2018	Cancelled(2)	Korea Investors Service, Inc. (A1 ~ D)
	November 2018	Cancelled(2)	NICE Information Service Co., Ltd. (A1 ~ D)

(1)	Domestic commercial paper credit ratings are generally defined to indicate the following:

Subject instrument	Credit rating	Definition
Commercial paper	A1	Timely repayment capability is at the highest level with extremely low investment risk and is stable such that it will not be influenced by any reasonably foreseeable changes in external factors.
	A2	Strong capacity for timely repayment with very low investment risk. This capacity may, nevertheless, be slightly inferior than is the case for the highest rating category.
	A3	Capacity for timely repayment is adequate with low investment risk. This capacity may, nevertheless, be somewhat influenced by sudden changes in external factors.
	B	Capacity for timely repayment is acknowledged, but there are some speculative characteristics.
	C	Capacity for timely repayment is questionable.
	D	Insolvency.

‘+’ or ‘-’ modifier can be attached to ratings A2 through B to differentiate ratings within broader rating categories.

(2)	Ratings have been cancelled due to repayment of our outstanding commercial paper on October 22, 2018 upon maturity.

C.	Capitalization

(1)	Change in capital stock (as of March 31, 2019)

There were no changes to our issued capital stock during the reporting period ended March 31, 2019.

(2)	Convertible bonds

Not applicable.

D.	Voting rights (as of March 31, 2019)

(Unit: share)

Description		Number of shares
A. Total number of shares issued(1):	Common shares(1)	357,815,700
	Preferred shares	—
B. Shares without voting rights:	Common shares	—
	Preferred shares	—
C. Shares subject to restrictions on voting rights pursuant to our articles of incorporation:	Common shares Preferred shares	— —
D. Shares subject to restrictions on voting rights pursuant to regulations:	Common shares Preferred shares	— —
E. Shares with restored voting rights:	Common shares Preferred shares	— —
Total number of issued shares with voting rights (=A – B – C – D + E):	Common shares Preferred shares	357,815,700 —

(1)	Authorized: 500,000,000 shares

E.	Dividends

Dividends for the three most recent fiscal years

Description (unit)		2019 Q1	2018	2017
Par value (Won)		5,000	5,000	5,000
Profit (loss) for the year (million Won)(1)		(60,933)	(207,239)	1,802,756
Earnings (loss) per share (Won)(2)		(170)	(579)	5,038
Total cash dividend amount for the period (million Won)		—	—	178,908
Total stock dividend amount for the period (million Won)		—	—	—
Cash dividend payout ratio (%)(3)		—	—	9.92%
Cash dividend yield (%)(4)	Common shares	—	—	1.69%
	Preferred shares	—	—	—
Stock dividend yield (%)	Common shares	—	—	—
	Preferred shares	—	—	—
Cash dividend per share (Won)	Common shares	—	—	500
	Preferred shares	—	—	—
Stock dividend per share (share)	Common shares	—	—	—
	Preferred shares	—	—	—

(1)	Based on profit for the year attributable to the owners of the controlling company.
(2)	Earnings per share is based on par value of ~~W~~5,000 per share and is calculated by dividing net income by weighted average number of common shares.
(3)	Cash dividend payout ratio is the percentage that is derived by dividing total cash dividend by profit for the year attributable to the owners of the controlling company.
(4)

Cash dividend yield is the percentage that is derived by dividing cash dividend by the arithmetic average of the daily closing prices of our common shares during the one-week period ending two trading days prior to the closing of the register of shareholders for the purpose of determining the shareholders entitled to receive annual dividends.

2.	Business

A.	Business overview

We were incorporated in February 1985 under the laws of the Republic of Korea. LG Electronics and LG Semicon transferred their respective LCD business to us in 1998, and since then, our business has been focused on the research, development, manufacture and sale of display panels, applying technologies such as TFT-LCD and OLED.

As of March 31, 2019, in order to support our business activities, we operated TFT-LCD and OLED production and research facilities in Paju and Gumi in Korea, and we have also established subsidiaries in the Americas, Europe and Asia.

As of March 31, 2019, our business consisted of the manufacture and sale of display and display related products utilizing TFT-LCD, OLED and other technologies under a single reporting business segment.

Consolidated operating results highlights

(Unit: In billions of Won)

	2019 Q1	2018	2017(1)
Sales Revenue	5,879	24,337	27,790
Gross Profit	633	3,085	5,366
Operating Profit (loss)	(132)	93	2,462
Total Assets	35,388	33,176	29,160
Total Liabilities	20,098	18,289	14,178

(1)	Figures for 2017 were recorded in accordance with the previously applicable accounting standards, including K-IFRS 1018, “Revenue” and K-IFRS 1039, “Financial Instruments.”

B.	Industry

(1)	Industry characteristics

•

The entry barriers to manufacture display panels are relatively high due to the technology and capital intensive nature of the mass manufacturing process that is required to achieve economies of scale, among other factors.

•

While growth in the market for displays used in notebook computer, monitor and other traditional IT products has stagnated or declined, the market for small- and medium-sized displays (including those used in smartphones) in the rapidly evolving IT environment has shown gradual growth. The display market for televisions has also shown steady growth mainly due to growing demand from developing countries as well as from consumers in general for larger sized display panels. As for displays used in industrial, automobile and other value added products, we expect to see growth in these markets.

(2)	Growth Potential

•

We are focusing on securing profitability through differentiated products such as “Crystal Sound” OLED and “Wallpaper” display panels under our strategic plan to transition our business to center around OLED, which has a strong future growth potential. In the television sector, we are expanding our offerings of premium products such as OLED and UHD products. In particular, with respect to large-sized OLED television display panels, we are continuing to secure additional production capacity of 8.5th generation OLED panels and are planning to further strengthen the fundamentals of our OLED business through building a successful line-up of new products and investments in the 8.5th and 10.5th generation OLED display panel production. In the IT sector, we are increasing the proportion of premium products such as high resolution and wide screen products based on IPS and Oxide technologies. In the mobile sector, we are continuously striving to secure mass production capabilities for 6th generation plastic OLED smartphones through additional investments. We are also strengthening the foundation for the expansion of small- and medium-sized OLED business.

(3)	Cyclicality

•

The display panel business is highly cyclical and sensitive to fluctuations in the general economy. The industry experiences recurring volatility caused by imbalances between supply and demand due to capacity expansion and changing production utilization rates within the industry.

•

Macroeconomic factors and other causes of business cycles can affect the rate of growth in demand for display panels. Accordingly, if supply exceeds demand, average selling prices of display panels may decrease. Conversely, if growth in demand outpaces growth in supply, average selling prices may increase.

(4)	Market conditions

•

Most display panel manufacturers are located in East Asia as set forth below. Chinese panel manufacturers have continued to invest in new fabrication facilities and additional supplies, and although the actual level of oversupply has become less severe than the previously forecast level due to certain delays in investments, the concern over a structural oversupply in the market continues to exist.

a.	Korea: LG Display, Samsung Display, etc.

b.	Taiwan: AU Optronics, Innolux, CPT, HannStar, etc.

c.	Japan: Japan Display, Sharp, Panasonic LCD, etc.

d.	China: BOE, CSOT, CEC Panda, HKC, etc.

•	Our worldwide market share of large-sized display panels (i.e., panels that are 9 inches or larger) based on revenue is as follows:

	2019 Q1	2018	2017
Panels for Televisions(1)(2)	29.5%	28.3%	28.1%
Panels for Monitors(1)	30.3%	30.7%	36.3%
Panels for Notebook Computers(1)	22.9%	23.7%	21.3%
Panels for Tablet Computers(1)	27.7%	31.0%	29.1%
Total(1)	28.8%	28.8%	29.2%

(1)	Source: Large-Area Display Market Tracker (IHS Technology). The relevant amounts for the first quarter of 2019 are estimates only, as the actual results for such period have not yet been released.
(2)	Includes panels for public displays.

(5)	Competitiveness and competitive advantages

•

Our ability to compete successfully depends on factors both within and outside our control, including product pricing, our relationship with customers, timely investments, adaptable production capabilities, development of new and premium products through technological advances, competitive production costs, success in marketing to our end-brand customers, component and raw material supply costs, foreign exchange rates and general economic and industry conditions.

•	In order to compete effectively, it is critical to be cost competitive and maintain stable and long-term relationships with customers which will enable us to be profitable even in a buyer’s market.

•

A substantial portion of our sales is attributable to a limited number of end-brand customers and their designated system integrators. The loss of these end-brand customers, as a result of customers entering into strategic supplier arrangements with our competitors or otherwise, would result in reduced sales.

•

Developing new products and technologies that can be differentiated from those of our competitors is critical to the success of our business. It is important that we take active measures to protect our intellectual property internationally by obtaining patents and undertaking monitoring activities in our major markets. It is also necessary to recruit and retain experienced key managerial personnel and skilled line operators.

•

As a leading technology innovator in the display industry, we continue to focus on delivering differentiated value to our customers by developing various technologies and products, including display panels with OLED, IPS, in-TOUCH and other technologies. With respect to OLED panels, following our supply of the world’s first 55-inch OLED 3D panels for televisions in January 2013, we have supplied ultra-high definition (“Ultra HD” or “UHD”) OLED panels as well as “Wallpaper” and “Crystal Sound” OLED panels for televisions, plastic OLED panels for smartphones, round OLED panels for wearable devices among others and have shown that we are technologically a step ahead of the competition. With respect to TFT-LCD panels, we are leading the market with our differentiated products with IPS technology, such as our ultra-large and high definition UHD television panels, large sized/borderless monitors, high-resolution/oxide notebooks and automotive and commercial products, and have prepared our production facilities to produce products with in-TOUCH technology.

•	Moreover, we entered into long-term sales contracts with major global firms to secure customers and expand partnerships for technology development.

C.	New businesses

For our continued growth, we are actively exploring and preparing for new business opportunities that may arise in the changing market environment. As such, we are continually reviewing and looking at opportunities in the display and promising new industries.

3.	Major Products and Raw Materials

A.	Major products

We manufacture TFT-LCD and OLED panels, of which a significant majority is sold overseas.

(Unit: In billions of Won, except percentages)

					2019 Q1
Business area	Sales type	Items (By product)	Usage	Major trademark	Sales Revenue	Percentages (%)
Display	Goods/ Products/ Services/ Other sales	Televisions	Panels for televisions	LG Display	2,123	36.12%
		Desktop monitors	Panels for monitors	LG Display	982	16.70%
		Tablet products	Panels for tablets	LG Display	694	11.81%
		Notebook computers	Panels for notebook computers	LG Display	626	10.64%
		Mobile, etc.	Panels for smartphones, etc.	LG Display	1,454	24.73%

Total					5,879	100.0%

B.	Average selling price trend of major products

While average selling prices of LCD panels exhibited varying trends according to demand by product category, the average selling price of LCD panels per square meter of net display area shipped in the first quarter of 2019 decreased by approximately 5.5% compared to the fourth quarter of 2018 due to the seasonal influence on our small- and medium-sized panels, which have relatively higher selling prices per square meter of net display area, in our product mix. There is no assurance that the average selling prices of LCD panels will not fluctuate in the future due to changes in market conditions.

(Unit: US$ / m2)

Period	Average Selling Price(1)(2) (in US$ / m2)
2019 Q1	528
2018 Q4	559
2018 Q3	500
2018 Q2	501
2018 Q1	522
2017 Q4	589
2017 Q3	600
2017 Q2	574
2017 Q1	608

(1)	Quarterly average selling price per square meter of net display area shipped.
(2)	Excludes semi-finished products in the cell process.

C.	Major raw materials

Prices of major raw materials depend on fluctuations in supply and demand in the market as well as on change in size and quantity of raw materials due to the increased production of large-sized panels.

(Unit: In billions of Won, except percentages)

Business area	Purchase type	Items	Usage	Cost(1)	Ratio (%)	Suppliers
		Backlights		502	17.0%	HeeSung Electronics, etc.
		Polarizers		515	17.4%	LG Chem, etc.
		Printed circuit boards		554	18.7%	Korea SMT, etc.
Display	Raw materials	Glass	Display panel manufacturing	294	9.9%	Paju Electric Glass Co., Ltd., Asahi Electric Glass Co., Ltd., etc.
		Drive IC		215	7.3%	Silicon Works Co., Ltd., etc.
		Others		877	29.7%	—

Total				2,955	100.0%

•	Period: January 1, 2019 ~ March 31, 2019.

(1)	Based on total cost for purchase of raw materials which includes manufacturing and development costs, etc.
(2)	Among our major suppliers, LG Chem and Silicon Works Co., Ltd. are member companies of the LG Group, and Paju Electric Glass Co., Ltd. is our affiliate.

•

The average price of EGI (Electrolytic Galvanized Iron), which is the main raw material for BLU components, increased by 0.3% from 2017 to 2018 but decreased by 7.5% from 2018 to the first quarter of 2019. Such decrease in the first quarter of 2019 was due to the concerns of a slowdown in the economy and a decrease in demand as a result of the prolonged U.S.-China trade dispute. The average price of resin increased by 18.7% from 2017 to 2018 but decreased by 32.0% from 2018 to the first quarter of 2019. Such decrease in the first quarter of 2019 was due to an increase in supply as a result of new investments by suppliers. The average price of copper, the main raw material for PCB components, increased by 5.9% from 2017 to 2018 but decreased by 4.6% from 2018 to the first quarter of 2019. Such decrease in the first quarter of 2019 was due to signs of a global economic slowdown, including the interest rate freeze in the United States and the weakening European economy.

4.	Production and Equipment

A. Production capacity and output

(1)	Production capacity

The table below sets forth the production capacity of our Gumi, Paju and Guangzhou facilities in the periods indicated.

(Unit: 1,000 glass sheets)

Business area	Items	Location of facilities	2019 Q1(1)	2018(2)	2017(2)
Display	Display panel	Gumi, Paju, Guangzhou	2,440	10,161	10,538

(1)

Calculated based on the maximum monthly input capacity (based on glass input substrate size for eighth-generation glass sheets) during the period multiplied by the number of months in the period (i.e., 3 months).

(2)

Calculated based on the maximum monthly input capacity (based on glass input substrate size for eighth-generation glass sheets) during the year multiplied by the number of months in a year (i.e., 12 months).

(2)	Production output

The table below sets forth the production output of our Gumi, Paju and Guangzhou facilities in the periods indicated.

(Unit: 1,000 glass sheets)

Business area	Items	Location of facilities	2019 Q1(1)	2018(1)	2017(1)
Display	Display panel	Gumi, Paju, Guangzhou	2,296	9,428	9,262

(1)	Based on the production results (input standard) of each plant converted into eighth-generation glass sheets.

B.	Production performance and utilization ratio

(Unit: Hours, except percentages)

Production facilities	Available working hours in 2019 Q1		Actual working hours in 2019 Q1		Average utilization ratio
Gumi	2,160 (90 days	(1) )(2)	2,160 (90 days	(1) )(2)	100.0%
Paju	2,160 (90 days	(1) )(2)	2,100 (88 days	(1) )(2)	97.2%
Guangzhou	2,160 (90 days	(1) )(2)	2,160 (90 days	(1) )(2)	100.0%

(1)	Based on the assumption that all 24 hours in a day have been fully utilized.
(2)	Number of days is calculated by averaging the number of working days for each facility.

C.	Investment plan

In 2018, our total capital expenditures on a cash out basis was ~~W~~7.9 trillion. In 2019, we plan to continue investing in new technologies for the future, including OLED and oxide technologies, and respond to increases in demand for large-sized panels.

5.	Sales

A.	Sales performance

(Unit: In billions of Won)

Business area	Sales types	Items (Market)		2019 1Q	2018	2017
	Products	Display panel	Overseas(1)	5,477	22,722	25,763
			Korea(1)	392	1,572	1,982
			Total	5,869	24,294	27,745
	Royalty	LCD, OLED technology patent	Overseas(1)	4	18	20
			Korea(1)	0	0	0
			Total	4	18	20
Display	Others	Raw materials, components, etc.	Overseas(1)	4	8	11
			Korea(1)	2	17	14
			Total	6	25	25
	Total		Overseas(1)	5,485	25,794	22,747
			Korea(1)	394	1,996	1,590

			Total	5,879	27,790	24,337

(1)	Based on ship-to-party.
(2)	Sales for 2017 were recorded based on previously applicable accounting standards of K-IFRS 1018, “Revenue” and K-IFRS 1039, “Financial Instruments.”

B.	Sales organization and sales route

•	As of March 31, 2019, each of our television, IT, mobile and OLED businesses had individual sales and customer support functions.

•	Sales subsidiaries in the United States, Germany, Japan, Taiwan, China and Singapore perform sales activities and provide local technical support to customers.

•	Sales of our products take place through one of the following two routes:

1) LG Display Headquarters and overseas manufacturing subsidiaries g Overseas sales subsidiaries (USA/Germany/Japan/Taiwan/China/Singapore), etc. g System integrators and end-brand customers g End users

2) LG Display Headquarters and overseas manufacturing subsidiaries g System integrators and end-brand customers g End users

•	Sales performance by sales route

Sales performance	Sales route	Ratio
Overseas	Overseas subsidiaries	93.8%
	Headquarters	6.2%
Overseas sales portion (overseas sales / total sales)		93.3%
Korea	Overseas subsidiaries	6.5%
	Headquarters	93.5%
Korea sales portion (Korea sales / total sales)		6.7%

(3)	Sales methods and sales terms

•	Direct sales and sales through overseas subsidiaries, etc. Sales terms are subject to change depending on the fluctuation in the supply and demand of LCD panels.

(4)	Sales strategy

•	As part of our sales strategy, we have secured stable sales to major personal computer manufacturers and leading consumer electronics manufacturers globally.

•

With respect to television products, we have led the premium television market with our OLED TVs and strengthened the differentiation of our OLED products through unique designs and integration of additional technologies (wallpaper, CSO, rollable, etc.). We also strengthened sales of high-resolution, IPS, narrow bezel and other high-end display panels in the monitor, notebook computer and tablet markets.

•

With respect to smartphones, commercial products (including interactive whiteboards and video wall displays), industrial products (including aviation and medical equipment) and automobile display products, we have continued to build a strong and diversified business portfolio by expanding our business with customers with a global reach on the strength of our differentiated products applying IPS, plastic OLED, high-resolution, high-reliability, Super Narrow bezel, in-TOUCH and other technologies.

(5)	Major customers

•

Customers “A” and “B” each accounted for more than 10% of our sales revenue in each of 2018 and the first quarter of 2019, and our sales revenue derived from our top ten customers comprised 78% of our total sales revenue in each of the first quarter of 2018 and 2019.

(6)	Purchase orders

•

We occasionally supply some of our products in accordance with automobile manufacturers’ production plans. However, the actual supply level fluctuates depending on the customers’ actual orders and future market conditions, and it is difficult to accurately predict the changes in the domestic and overseas economic environment and the consequent changes in demand. In addition, we do not have purchase order contracts that recognize unbilled revenue by implementing the cost-based method.

6.	Market Risks and Risk Management

A.	Market risks

The display industry continues to experience continued declines in the average selling prices of TFT-LCD and OLED panels irrespective of cyclical fluctuations in the industry, and our margins would be adversely impacted if prices decrease faster than we are able to reduce our costs.

The display industry is highly competitive. We have experienced pressure on the prices and margins of our major products due largely to additional industry capacity from panel manufacturers in Korea, Taiwan, China and Japan coupled with changes in the production mix of such manufacturers.

Our ability to compete successfully depends on factors both within and outside our control, including product pricing, performance and reliability, timely investments, adaptable production capabilities, utilization of differentiated technologies in product development, success or failure of our end-brand customers in marketing their brands and products, component and raw material supply costs, and general economic and industry conditions. We cannot provide assurance that we will be able to compete successfully with our competitors on these fronts and, as a result, we may be unable to sustain our current market position.

Our results of operations are subject to exchange rate fluctuations. To the extent that we incur costs in one currency and generate sales in a different currency, our profit margins may be affected by changes in the exchange rates between the two currencies. Our sales of display panels are denominated mainly in U.S. dollars, whereas our foreign currency denominated purchases of raw materials are denominated mainly in U.S. dollars and Japanese Yen. Seeking to achieve stable management, we take every precaution in our foreign currency risk management to minimize the risk of foreign currency fluctuations on our foreign currency denominated assets and liabilities.

B.	Risk management

As the average selling prices of TFT-LCD and OLED panels can continue to decline over time irrespective of industry-wide cyclical fluctuations, we may find it hard to manage risks associated with certain factors that are outside our control. However, we counteract such declines in average selling prices by increasing the proportion of high value added panels in our product mix while also implementing various cost reduction measures. In addition, in order to manage our risk against foreign currency fluctuations, we eliminate such risk by matching foreign currency inflow and outflow by currency. We also continually monitor our currency position and risk, and when needed, we may from time to time enter into cross-currency interest rate swap contracts and foreign currency forward contracts.

7.	Derivative Contracts

A.	Currency risks

•

We are exposed to currency risks on sales, purchases and borrowings that are denominated in currencies other than in Won, our functional currency. These currencies are primarily the U.S. dollar, the Japanese Yen and the Chinese Yuan.

•

Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by our underlying operations, primarily in Won, the U.S. dollar and the Chinese Yuan.

•

In respect of other monetary assets and liabilities denominated in foreign currencies, we ensure that our net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates, when necessary, to address short-term imbalances.

•

In 2018, in order to avoid risks of interest rate fluctuations and exchange rate fluctuations on foreign currency denominated borrowings with floating interest rates, we entered into an aggregate of $1,535 million in Won/US dollar cross currency swap agreements with Standard Chartered Bank and others, for which we have not applied hedge accounting.

•

Any rights or obligations arising from derivative contracts that do not apply hedge accounting are measured at fair value and are accounted for as assets and liabilities, whereas any resulting valuation gain or loss is recognized as profit or loss at the time such valuation gain or loss is incurred.

We recognized a gain on valuation of derivative instruments in the amount of ~~W~~25,345 million with respect to our foreign exchange derivative instruments held during the reporting period.

B.	Interest rate risks

•

Our exposure to interest rate risks relates primarily to our floating rate long term loan obligations. We have established and are managing interest rate risk policies to minimize uncertainty and costs associated with interest rate fluctuations by monitoring cyclical interest rate fluctuations and enacting countermeasures.

8.	Major contracts

Our material contracts, other than contracts entered into in the ordinary course of business, are set forth below:

Type of agreement	Name of party	Term	Content
Technology licensing agreement	Semiconductor Energy Laboratory	October 2005 ~	Patent licensing of LCD and OLED related technology
	Hewlett-Packard	January 2011 ~	Patent licensing of semi-conductor device technology
	Ignis Innovation, Inc.	July 2016 ~	Patent licensing of OLED related technology
Technology licensing/supply agreement	HannStar Display Corporation	December 2013 ~	Patent cross-licensing of LCD technology
	AU Optronics Corporation	August 2011~	Patent cross-licensing of LCD technology
	Innolux Corporation	July 2012 ~	Patent cross-licensing of LCD technology
	Universal Display Corporation	January 2015 ~ December 2022	Patent cross-licensing of OLED related technology

9.	Research & Development

A.	Summary of R&D-related expenditures

(Unit: In millions of Won, except percentages)

	Items(1)	2019 Q1	2018	2017
	Material Cost	208,513	656,011	646,622
	Labor Cost	175,890	667,837	668,429
	Depreciation Expense	111,053	426,264	298,383
	Others	65,206	314,007	298,256
	Total R&D-Related Expenditures	560,662	2,064,119	1,911,690
	Selling & Administrative Expenses	249,284	918,512	917,645
Accounting Treatment(2)	Manufacturing Cost	214,224	772,772	657,838
	Development Cost (Intangible Assets)	97,154	372,835	336,207
	R&D-Related Expenditures / Revenue Ratio (Total R&D-Related Expenditures ÷ Revenue for the period × 100)	9.5%	8.5%	6.9%

(1)	Calculated based on the total R&D-related expenditures before subtracting government subsidies (state subsidies).
(2)

For accounting treatment purposes, selling & administrative expenses are presented as research and development expenses in our statements of comprehensive income, net of amortization of capitalized intangible asset development costs.

B.	R&D achievements

Achievements in 2017

(1)	Developed 5.7-inch QHD+ full vision display (LG Electronics)

•	Developed a full vision display smartphone product (G6) through strategic collaboration with other LG Group companies

•	Applied first 18:9 screen aspect ratio with 4-corner round display

(2)	Developed mobile LTPS 30Hz product (SH 5.1-inch FHD)

•	Secured 30Hz low-frequency drive technology based on LTPS TFT-LCD

•	Reduced logic power consumption through 30Hz low-frequency drive (reduced from 96mW to 69mW on 5.1-inch FHD)

(3)	Developed and released the world’s first Crystal Sound OLED, or CSO, television product

•	Released product with a new platform concept through development of OLED panel product with integrated speakers

•	Delivered OLED television product that achieves differentiated value not only in picture quality and design, but also sound quality

(4)	Developed notebook oxide product (13.9-inch, Ultra HD)

•	Achieved high definition/narrow bezel product through application of oxide BCE GIP technology

•	Delivered low power consumption product through application of low refresh rate, or LRR, technology

(5)	Developed medical monitor product for surgical endoscope (27.0-inch, Ultra HD)

•	Newly entered the medical devices market through development and production of medical monitor product for surgical endoscope

•	Achieved high definition (3,840 x 2,160), high luminance (800 nit) and high contrast ratio (1,300:1)

•	Implemented coverglass direct bonding applying our own manufacturing processes (M6 line)

(6)	Developed the world’s first four-side borderless monitor with a resolution of 8K4K (31.5-inch 8K4K oxide)

•	Pioneered Ultra HD Premium MNT market through development of the world’s first four-side borderless monitor with a resolution of 8K4K

•	Delivered Ultra HD based on oxide GIP (280 PPI with a resolution of 7680x4320)

•	Delivered wide color gamut (Adobe RGB 100%/DCI 98%), four-side borderless

(7)	Developed the world’s largest automotive Center Information Display (“CID”) product (15.4-inch Widescreen Ultra Extended Graphics Array (“WUXGA”))

•	Developed the world’s largest auto component display in the automotive industry

•	Guaranteed the first 1000hr reliability in the automotive industry

(8)	Developed the world’s first 88-inch Ultra Stretch display product

•	Strengthened competitiveness through application of smart (digital) stepper

(9)	Developed products utilizing U-IPS (75-inch/65-inch/55-inch/49-inch, Ultra HD)

•	Utilized U-IPS technology to strengthen product competitiveness by improving panel transmittance rate and reflectivity

(10)	Developed the world’s first 65-inch UHD OLED television product utilizing GIP

•	Strengthened product competitiveness through application of the world’s first oxide based UHD GIP technology

Achievements in 2018

(1)	Developed the world’s first glass-integrated LCD television product (Art Glass Series)

•	Achieved LCD modular appearance and simplicity in design by using glass material throughout product (including the panel, light guide plate and back cover)

•	Strengthened competitiveness of frameless design by decreasing bezel size from 7.8mm to 5.9mm

(2)	Developed our first 5.8-inch Ultra HD Mobile 4K product

•	Developed our first Ultra HD mobile product

•	Achieved high luminance, low power consumption and HD resolution by applying Ultra HD RGBW (M+) pixel structure

(3)	Developed the world’s first 5.8-inch mobile FHD product applying M+

•	Our first product applying camera notch concept technology

(4)	Developed the world’s first four-side borderless curved monitor with 1900R curvature radius

•	Our first product applying glass 0.25T (etching) bezel printing/reverse bonding process technology

•	Strengthened product competitiveness with our first shared design applying three-side/four-side borderless TFT Mask

•	Achieved high-speed driving at 144Hz, high color recall (DCI 98%) and HDR (peak luminance 550nit)

(5)	Developed the world’s first 34-inch large-screen monitor/high-resolution four-sided borderless HDR

•	Pioneered HD Premium 21:9 monitor market through development of the world’s first WUHD(5K2K), four-side borderless monitor

•	Delivered Ultra HD (DCI 98Z%, sRGB 135%) by applying Adv. KSF LED PKG technology

•	Achieved high luminance (HDR 600); typ. 450 nit, maximum 600nit

(6)	Developed LGD 6.01QHD+M+ Full Screen Display (LG Electronics)

•	Developed a full screen display concept smartphone product (G7) through strategic collaboration with other LG Group companies

•	Implemented a full screen display product concept through achievement of our first 19.5:9 screen aspect ratio and lower bezel of 2.7mm

(7)	Developed the world’s narrowest bezel videowall product (0.44mm bezel, 55-inch FHD)

•	Achieved product competitiveness by developing the world’s narrowest bezel (originally 0.9mm g 0.44mm, Even Bezel)

(8)	Developed the world’s first automotive glassless 3D cluster product

•	Developed FHD glassless barrier type 3D model (12.3 inches, 167 ppi level)

•	Achieved customers’ eye-tracking movement by applying a top moving barrier panel at the top of the panel

•	Improved adhesion accuracy of image panel and barrier panel by using OCA bonding technology

•	Improved barrier contrast ratio by applying a copper-based metal barrier panel

(9)	Developed the world’s first 6th generation a-Si Indirect DXD product (21.9-inch, 14 x 17 resolution, 14㎛ pixel pitches)

•	Entered the DXD market through development of the world’s first 6th generation a-Si Indirect DXD product

•	Set up infrastructure for DXD product development through the development of our first DXD product

(10)	Developed the world’s first 17-inch large-sized and lightweight notebook monitor

•	Developed large-sized (17-inch) product with a new screen aspect ratio (16:10)

•	Developed light-weight product (268g) through securing 17-inch+ Slim Design model technology

Achievements in 2019

(1)	Developed the world’s first ultra large-sized in-TOUCH product (50-inch UHD)

•	World’s first to apply in-TOUCH technology on ultra large-sized products (50-inch and larger)

•	World’s first to apply low temperature PAS to achieve in-TOUCH function

10.	Intellectual Property

As of March 31, 2019, our cumulative patent portfolio (including patents that have already expired) included a total of 41,502 patents, consisting of 18,152 in Korea and 23,350 in other countries.

11.	Environmental and Safety Matters

We are subject to a variety of environmental laws and regulations, and we may be subject to fines or restrictions that could cause our operations to be interrupted. Our manufacturing processes generate worksite waste, including water and air pollutants, at various stages in the manufacturing process, and we are subject to relevant laws and regulations in each area of the environment, including with respect to the treatment of chemical by-products. We have installed various types of anti-pollution equipment, consistent with environmental standards, for the treatment of chemical waste and equipment for the recycling of treated waste water at our various facilities. However, we cannot provide assurance that environmental claims will not be brought against us or that the local or national governments will not take steps toward adopting more stringent environmental standards. Any failure on our part to comply with any present or future environmental regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of operations. In addition, environmental regulations could require us to acquire costly equipment or to incur other significant compliance expenses that may materially and negatively affect our financial condition and results of operations.

In accordance with the Framework Act on Low Carbon, Green Growth, we implemented the greenhouse gas emission and energy consumption target system from 2012 to 2014. In 2015, we implemented the greenhouse gas trading system, under which we are responsible to meet our emission targets based on the emission credits allocated to us by the Ministry of Environment of the Korean government. As a result, we have been investing in additional equipment and there may be other costs associated with meeting reduction targets, which may have a negative effect on our profitability or production activities.

In connection with the greenhouse gas emission and energy reduction target system, we submitted a statement of our domestic emissions and energy usage for 2018 to the Korean government in March 2019 after it was certified by BSI Korea, a government-designated certification agency. The table below sets forth yearly levels of our greenhouse gases emissions and energy usage in the statement submitted to the Korean government:

(Unit: thousand tonnes of CO2 equivalent; Tetra Joules)

Category	2018	2017	2016
Greenhouse gases	6,695	6,314	6,092
Energy	64,296	63,451	60,423

As we were designated as a target company for the greenhouse gas emission trading system in 2015, we submit a plan for allocating and monitoring our greenhouse gas emissions to the government every year. In order to continually promote the reduction of greenhouse gas emissions, we have set a short-term goal to reduce the emission level from 2014 to 2022 by 16.8% and a medium- to long-term goal to reduce the emission level from 2014 to 2040 by 54.6%. To achieve this, we are continually investing in facility improvements and monitoring our emission levels.

We are making extensive investments to replace SF6 gas, which is the main component of greenhouse gases, with NF3 gas. In addition, as a short-term strategy, we are actively implementing measures in compliance with the emission trading system. In 2018, we reduced our carbon dioxide greenhouse gas emission levels by 1.28 million tons, which was 0.63 million tons more than our initial target of 0.65 million tons. As our medium- to long-term goal, we plan to develop low-carbon production technologies in order to eliminate greenhouse gas emission during our manufacturing process and to conserve energy.

The increase in greenhouse gas emission in 2018 is due to the inclusion of certain other greenhouse gas emissions (N2O used in deposition facilities and CO2 in cleaning facilities) during the second planning period (2018 to 2020) that were not included during the first planning period (2015 to 2017) in the overall amount of greenhouse gas emissions in accordance with guidelines issued by the Korean government.

Operations at our manufacturing plants are subject to regulation and periodic scheduled and unscheduled on-site inspections by the Ministry of Environment and local environmental protection authorities. We believe that we have adopted adequate anti-pollution measures and have minimized our impact on the environment by improving existing and developing new technologies for the effective maintenance of environmental protection standards consistent with local industry practice. In addition, we have continually monitored, and we believe that we are in compliance in all material respects with, the applicable environmental laws and regulations in Korea. Expenditures related to such compliance may be substantial. Such expenditures are generally included in capital expenditures. As required by Korean law, we employ licensed environmental specialists to manage our water and air pollution, toxic materials and waste. In December 2013, to ensure safe water quality and reduce costs, we entered into a contract with a specialist company to operate our waste water treatment facilities. In stages beginning in November 1997, we have obtained environmental management system ISO 14001 certifications for our domestic panel and module production facilities and our overseas module production plants in Nanjing, Yantai, Guangzhou and Vietnam, and in December 2013, we have obtained energy management system ISO 50001 certifications for our domestic panel and module production plants and our overseas module production plants in Nanjing and Guangzhou.

In addition, in August 2014, GP1, our newest 8th generation panel fabrication facility located in Guangzhou, China, was the first electronics plant in China to receive the “Green Plant” designation under China’s Green China Policy, in addition to receiving ISO 14001, ISO 50001, OHSAS 18001, ISO 9001, PAS 2050 and ISO 14064-1 certifications. Furthermore, with respect to our production facilities in Gumi, we were first certified by the Ministry of Environment as a “Green Company” for P1 in 1997, and such certification has since been renewed on a timely basis, most recently in May 2018. In recognition of our efforts to reduce greenhouse gas emissions, we were awarded a commendation from the Minister of Environment in the efforts against climate change category in the 2013 Green Management Awards, which was jointly hosted by the Ministry of Environment and the Ministry of Trade, Industry & Energy. In addition, in recognition of our efforts to improve recycling and reduce waste, we received a citation in 2014 for being a leading recycling company from the Prime Minister of Korea and, in recognition of our continued water conservation activities (reuse system investments, etc.) and greenhouse gas emission reduction activities (process gas and energy reduction, etc.), we attained the highest level, Leadership A, and received the grand prize award at the CDP Water Korea Best Awards in 2016 from the Carbon Disclosure Project, which was presided over by the Carbon Disclosure Project Korea Committee. We also attained a Leadership A in the climate change information technology sector and received a carbon management honors award. Our continued efforts to reduce greenhouse gas emissions was recognized again in 2018 following 2017 by becoming the only domestic information technology company to attain the Leadership A level and again receiving carbon management honors by ranking in the top five among all eligible companies. In May 2017, we were awarded a commendation from the Minister of Environment for having scored the highest grade among companies in the low- and medium-volume pollutant emitters category that had entered into voluntary agreements with the Metropolitan Air Quality Management Office, in recognition of having successfully met our voluntary targets for reduction of air pollutants as well as our overall efforts to enhance our relevant facilities and operational systems. In addition, in recognition of efficient control, management and operating systems implemented in our manufacturing facilities, we received the top-level certification, Level 1, in 2017 under the Factory Energy Management System evaluation presided by the Korea Energy Agency. Furthermore, in November 2017, we received the highest commendation, the Presidential Award, in the Korean Energy Efficiency Awards presided by the Ministry of Industry, Trade and Energy in recognition of our energy management practices and energy saving measures. In May 2018, we received the CEM Insight Award, presented at the Clean Energy Ministerial Meetings, and also received certification for our energy business management (Energy Champion) presided by the Ministry of Trade, Industry and Technology and the Korea Energy Agency in November 2018.

In the case of the European Union’s Restriction of Hazardous Substances (RoHS) Directive 2011/65/EU, with the adoption of Directive (EU) 2015/863 in 2016, four additional substances (four phthalate substances) will be added to the six already restricted substances and the additional restrictions are scheduled to come into effect on July 22, 2019. In order to address the latent risk elements of the four phthalate substances scheduled to be restricted in 2019 and to establish a more stable management system, we implemented in 2016 a preemptive response process with respect to such four phthalate substances. In implementing this process, we collaborated with external agencies to ascertain regulatory trends and establish our response strategy, and we formulated and applied effective management measures through the collaborative efforts of our development, procurement and quality teams. Beryllium (Be) was not designated internationally as a mandatorily restricted substance but has continued to be the subject of discussion for restriction, and certain of our customers have designated it as a restricted substance not to be used in products. Accordingly, we have completed verification of the parts used in products for customers who have banned the use of Beryllium. We have also conducted verification of the parts used in products for all customers who are expected to implement a ban and we have established a Beryllium verification process for parts in development. Through such efforts, we have established a voluntary hazardous substance response process that can be expanded to products for all customers, not only those who have requested a response.

In October 2005, we became the first display panel company to receive accreditation as an International Accredited Testing Laboratory by the Korea Laboratory Accreditation Scheme, which is operated by the Korean Ministry of Trade, Industry & Energy. In September 2006, we received international accreditation from TUV SUD, EU’s German accreditation agency, as a RoHS testing laboratory. Our efforts to keep pace with the increasingly stringent accreditation standards and to receive and maintain such accreditations are part of our on-going efforts to systematically monitor environmentally controlled substances in our component parts inventory. Moreover, we participated in reforming IEC 62321, an international testing standard published by the International Electrotechnical Commission and used by RoHS, and the commission adopted our halogen-free combustion ion chromatography method in as IEC 62321-3-2, which was published in June 2013. In 2017, in a joint effort with the global product testing/accreditation agency SGS, we became the first display panel company to develop Eco Label, an environmentally friendly accreditation program for television display modules, and received the SGS Eco Label accreditation for our OLED and LCD television models in 2017 and 2018. For the IPS Nano Color for LCD, we received the Quality & Performance Mark from Intertek, a global product testing/accreditation agency, by applying a technology to eliminate cadmium (Cd) and indium phosphide (InP). In 2018, we became the first display panel company to receive the “Green Technology Certification” from the Korean Ministry of Science and ICT for improving the light efficiency technology of OLED to promote energy use reduction.

In June 2017, we were assessed a fine of ~~W~~1 million, which we subsequently paid, for failure to meet certain waste disposal subcontractor requirements under the Waste Management Act. To prevent such violations from occurring again, we are strengthening the periodic evaluation process for our waste management subcontractors.

In June 2017, we were audited by the Ministry of Employment and Labor in connection with the occurrence of a safety accident and found to be in violation of certain provisions of the Industrial Safety and Health Act relating to supervisory obligations. As a result, we were issued a corrective order and assessed a fine of ~~W~~2.4 million. In addition, the trial court ordered a fine of ~~W~~0.5 million on each of us and our chief production officer on the basis of certain other applicable provisions of the Industrial Safety and Health Act. In relation to the same matter, in May 2018, the Prosecutor’s Office sought a fine of ~~W~~3.0 million on each of us and our chief production officer on the basis of certain other applicable provisions of the Industrial Safety and Health Act. The trial court (Goyang Branch of Uijeongbu District Court) issued a summary order confirming the same fine of ~~W~~3.0 million on November 22, 2018. We and our chief production officer appealed the trial court’s decision, and the case is currently pending appeal at the Uijeongbu District Court. In order to prevent such accidents from occurring again, we are strengthening our safety management standards and training for our employees.

In January 2018, we were audited by the Ministry of Employment and Labor in connection with the occurrence of another safety accident and found to be in violation of certain provisions of the Industrial Safety and Health Act relating to supervisory obligations. As a result, we were issued a corrective order and assessed a fine of ~~W~~14.4 million. In relation to this matter, in January 2019, the trial court (Goyang Branch of Uijeongbu District Court) assessed a fine of ~~W~~1 million as a summary order on each of us and our chief production officer pursuant to certain other provisions of the Industrial Safety and Health Act. In addition, in January 2019, the trial court sought a fine of ~~W~~4 million and ~~W~~2 million on us and the employee in charge of on-site safety management, respectively, on the basis of certain other provisions of the Industrial Safety and Health Act. Relevant authorities are currently conducting further investigations. In order to prevent such accidents from occurring again, we are strengthening our safety management standards and training for our employees.

Also in January 2018, the government of Gyeong-gi Province issued a warning and assessed a fine of ~~W~~1 million on us, which we subsequently paid, for the failure to comply with certain requirements relating to air pollutant emission and prevention facilities under the Air Quality Management Act. To prevent such violations from occurring again, we have shortened the air pollutant emission maintenance reporting period and strengthened the verification process for relevant data.

In February 2018, we were assessed a fine of ~~W~~0.04 million by Paju City for stopping a vehicle in front of a day care center in violation of certain provisions of the Road Traffic Law. We have since paid the fine and are in the process of strengthening our parking guidance procedures to prevent such recurrence.

In March 2018, we were audited by the Ministry of Employment and Labor in connection with our health and safety training practices, and we were found to have omitted requisite health and safety training sessions for certain employees in our P9 facilities in 2016 and 2017. As a result, we were assessed a fine of ~~W~~6.95 million, which we subsequently paid, and have strengthened our efforts to promote health and safety training programs in advance as well as our management and supervision activities to ensure such programs are conducted.

In April 2018, we were assessed a fine of ~~W~~0.24 million by Yeongdeungpo-gu Office for our failure to keep one of our rescue vehicles current with its statutory inspection requirements, which we subsequently paid. In order to prevent recurrence, we are continually monitoring the compliance of inspection requirements for our vehicles.

12.	Financial Information

A.	Financial highlights (Based on consolidated K-IFRS). Figures for 2017 are based on previously applicable accounting standards of K-IFRS 1018, “Revenue” and K-IFRS 1039, “Financial Instruments.”

(Unit: In millions of Won)

Description	As of March 31, 2019	As of December 31, 2018	As of December 31, 2017
Current assets	9,513,621	8,800,127	10,473,703
Quick assets	6,883,781	6,108,924	8,123,619
Inventories	2,629,840	2,691,203	2,350,084
Non-current assets	25,874,360	24,375,583	18,685,984
Investments in equity accounted investees	111,132	113,989	122,507
Property, plant and equipment, net	23,107,224	21,600,130	16,201,960
Intangible assets	986,388	987,642	912,821
Other non-current assets	1,669,616	1,673,822	1,448,696
Total assets	35,387,981	33,175,710	29,159,687
Current liabilities	9,730,825	9,954,483	8,978,682
Non-current liabilities	10,367,622	8,334,981	5,199,495
Total liabilities	20,098,447	18,289,464	14,178,177
Share capital	1,789,079	1,789,079	1,789,079
Share premium	2,251,113	2,251,113	2,251,113
Retained earnings	10,176,992	10,239,965	10,621,571
Other equity	(146,213)	(300,968)	(288,280)
Non-controlling interest	1,218,563	907,057	608,027
Total equity	15,289,534	14,886,246	14,981,510

(Unit: In millions of Won, except for per share data and number of consolidated entities)

Description	For the three months ended March 31, 2019	For the year ended December 31, 2018	For the year ended December 31, 2017
Revenue	5,878,781	24,336,571	27,790,216
Operating profit (loss)	(132,018)	92,891	2,461,618
Operating profit (loss) from continuing operations	(62,640)	(179,443)	1,937,052
Profit (loss) for the period	(62,640)	(179,443)	1,937,052
Profit (loss) attributable to:
Owners of the Company	(60,933)	(207,239)	1,802,756
Non-controlling interest	(1,707)	27,796	134,296
Basic earnings (loss) per share	(170)	(579)	5,038
Diluted earnings (loss) per share	(170)	(579)	5,038
Number of consolidated entities	22	22	20

B.	Financial highlights (Based on separate K-IFRS). Figures for 2017 are based on previously applicable accounting standards of K-IFRS 1018, “Revenue” and K-IFRS 1039, “Financial Instruments.”

(Unit: In millions of Won)

Description	As of March 31, 2019	As of December 31, 2018	As of December 31, 2017
Current assets	6,551,862	6,378,339	8,381,074
Quick assets	4,623,455	4,427,184	6,698,829
Inventories	1,928,407	1,951,155	1,682,245
Non-current assets	22,030,626	20,683,767	17,028,341
Investments	4,786,000	3,602,214	2,683,941
Property, plant and equipment, net	15,090,909	14,984,564	12,487,001
Intangible assets	814,983	816,808	731,373
Other non-current assets	1,338,733	1,280,181	1,126,026
Total assets	28,582,488	27,062,106	25,409,415
Current liabilities	8,061,951	7,416,630	7,394,605
Non-current liabilities	7,424,034	6,432,895	4,185,551
Total liabilities	15,485,985	13,849,525	11,580,156
Share capital	1,789,079	1,789,079	1,789,079
Share premium	2,251,113	2,251,113	2,251,113
Retained earnings	9,056,311	9,172,389	9,789,067
Other equity	0	0	0
Total equity	13,096,503	13,212,581	13,829,259

(Unit: In millions of Won, except for per share data)

Description	For the three months ended March 31, 2019	For the year ended December 31, 2018	For the year ended December 31, 2017
Revenue	5,383,604	22,371,687	25,591,082
Operating profit (loss)	(202,781)	(472,995)	1,536,730
Operating profit (loss) from continuing operations	(113,941)	(442,291)	1,779,721
Profit (loss) for the period	(113,941)	(442,291)	1,779,721
Basic earnings (loss) per share	(318)	(1,236)	4,974
Diluted earnings (loss) per share	(318)	(1,236)	4,974

C.	Consolidated subsidiaries (as of March 31, 2019)

Company Interest	Primary Business	Location	Equity
LG Display America, Inc.	Sales	U.S.A.	100%
LG Display Japan Co., Ltd.	Sales	Japan	100%
LG Display Germany GmbH	Sales	Germany	100%
LG Display Taiwan Co., Ltd.	Sales	Taiwan	100%
LG Display Nanjing Co., Ltd.	Manufacturing	China	100%
LG Display Shanghai Co., Ltd.	Sales	China	100%
LG Display Poland Sp. zo.o.	Manufacturing	Poland	100%
LG Display Guangzhou Co., Ltd.	Manufacturing	China	100%
LG Display Shenzhen Co., Ltd.	Sales	China	100%
LG Display Singapore Pte. Ltd.	Sales	Singapore	100%
L&T Display Technology (Fujian) Limited	Manufacturing and sales	China	51%
LG Display Yantai Co., Ltd.	Manufacturing	China	100%
LG Display (China) Co., Ltd.	Manufacturing and sales	China	70%
Nanumnuri Co., Ltd.	Workplace services	Korea	100%
Unified Innovative Technology, LLC	Managing intellectual property	U.S.A.	100%
Global OLED Technology LLC	Managing intellectual property	U.S.A.	100%
LG Display Guangzhou Trading Co., Ltd.	Sales	China	100%
LG Display Vietnam Haiphong Co., Ltd.	Manufacturing	Vietnam	100%
Suzhou Lehui Display Co., Ltd.	Manufacturing and sales	China	100%
LG Display Fund I LLC	Investing in new emerging companies	U.S.A	100%
LG Display High-Tech (China) Co., Ltd. (3)	Manufacturing	China	70%
MMT (Money Market Trust)	Money market trust	Korea	100%

D.	Status of equity investments (as of March 31, 2019)

(1)	Consolidated subsidiaries

Company	Investment Amount (in millions)		Initial Equity Investment Date	Equity Interest
LG Display America, Inc.	US$	411	September 24, 1999	100%
LG Display Japan Co., Ltd.		¥95	October 12, 1999	100%
LG Display Germany GmbH	EUR	1	November 5, 1999	100%
LG Display Taiwan Co., Ltd.	NT$	116	May 19, 2000	100%
LG Display Nanjing Co., Ltd.	CNY	3,020	July 15, 2002	100%
LG Display Shanghai Co., Ltd.	CNY	4	January 16, 2003	100%
LG Display Poland Sp. zo.o.	PLN	511	September 6, 2005	100%
LG Display Guangzhou Co., Ltd.	CNY	1,655	August 7, 2006	100%
LG Display Shenzhen Co., Ltd.	CNY	4	August 28, 2007	100%
LG Display Singapore Pte. Ltd.	US$	1.1	January 12, 2009	100%
L&T Display Technology (Fujian) Limited	CNY	116	January 5, 2010	51%
LG Display Yantai Co., Ltd.	CNY	1,008	April 19, 2010	100%
Nanumnuri Co., Ltd.	~~W~~	800	March 19, 2012	100%
LG Display (China) Co., Ltd.	CNY	8,232	December 27, 2012	70%
Unified Innovative Technology, LLC	US$	9	March 21, 2014	100%
LG Display Guangzhou Trading Co., Ltd.	CNY	1.2	May 27, 2015	100%
Global OLED Technology LLC	US$	138	May 7, 2015	100%
LG Display Vietnam Haiphong Co., Ltd. (1)	US$	500	May 13, 2016	100%
Suzhou Lehui Display Co., Ltd.	CNY	637	July 1, 2016	100%
LG Display Fund I LLC (2)	USD$	2.8	May 1, 2018	100%
LG Display High-Tech (China) Co., Ltd. (3)	CNY	116,977	July 11, 2018	70%
MMT (Money Market Trust) (2)	~~W~~	347,500	March 31, 2017	100%

Changes since December 31, 2018:

(1)	During the reporting period, we invested an additional ~~W~~226,300 million in LG Display Vietnam Haiphong Co., Ltd.
(2)	During the reporting period, we invested an additional ~~W~~842 million in LG DISPLAY FUND I LLC.
(3)	During the reporting period, we invested an additional ~~W~~910,041 million in LG Display High-Tech (China) Co., Ltd.
(4)

As a result of our money market trust acquisition and disposal transactions conducted during the reporting period, the amount outstanding in our money market trust accounts as of March 31, 2019 is ~~W~~347,500 million.

(2)	Affiliated companies

Company	Carrying Amount (in millions)		Date of Incorporation	Equity Interest
Paju Electric Glass Co., Ltd.	~~W~~	44,201	January 2005	40%
Invenia Co., Ltd.	~~W~~	4,076	January 2001	13%
Wooree E&L Co., Ltd.	~~W~~	5,677	June 2008	14%
YAS Co., Ltd.	~~W~~	15,877	April 2002	15%
Avatec Co., Ltd.	~~W~~	23,934	August 2000	17%
Arctic Sentinel, Inc.		—	June 2008	10%
Cynora GmbH(1)	~~W~~	8,668	March 2003	13%
Material Science Co., Ltd.	~~W~~	3,372	January 2014	10%
Nanosys Inc.	~~W~~	5,327	July 2001	4%

Changes since December 31, 2018:

(1)	We did not participate in Cynora GmbH’s paid-in capital increase and as a result, our equity interest decreased from 14% as of December 31, 2018 to 13% as of March 31, 2019.

13.	Audit Information

A.	Audit service

(Unit: In millions of Won, hours)

Description	2019 Q1	2018	2017
Auditor	KPMG Samjong	KPMG Samjong	KPMG Samjong
Activity	Audit by independent auditor	Audit by independent auditor	Audit by independent auditor
Compensation(1)	1,280 (500)(2)	1,170 (450)(2)	1,040 (450)(2)
Time required	1,800	17,269	17,909

(1)	Compensation amount is the contracted amount for the full fiscal year.
(2)	Compensation amount in ( ) is for Form 20-F filing and SOX 404 audit.

B.	Non-audit service

(Unit: In millions of Won, hours)

Period	Date of contract	Description of service	Period of service	Compensation
2018	September 11, 2018	Green bond verification	September 11, 2018 ~ October 9, 2018	45

14.	Board of Directors

A.	Members of the board of directors

As of March 31, 2019, our board of directors consisted of two non-outside directors, one non-standing director and four outside directors.

(As of March 31,2019)

Name	Position	Primary responsibility
Sang Beom Han	Representative Director (non-outside), Chief Executive Officer and Vice Chairman	Overall head of business management
Donghee Suh(1)	Director (non-outside), Chief Financial Officer and Senior Vice President	Overall head of finances
Young-Soo Kwon(1)	Director (non-standing)	Chairman of the board of directors
Sung-Sik Hwang	Outside Director	Related to the overall management
Kun Tai Han(2)	Outside Director	Related to the overall management
Byung Ho Lee	Outside Director	Related to the overall management
Chang-Yang Lee(1)	Outside Director	Related to the overall management

(1)	Each of Donghee Suh, Young-Soo Kwon and Chang-Yang Lee was newly appointed at the annual general meeting of shareholders held on March 15, 2019.
(2)	Kun Tai Han was reappointed for another term as an outside director at the annual general meeting of shareholders held on March 15, 2019.

B.	Committees of the board of directors

We have the following committees that serve under our board of directors: Audit Committee, Outside Director Nomination Committee and Management Committee. The Management Committee consists of two non-outside directors, Sang Beom Han and Donghee Suh. As of March 31, 2019, the composition of the Audit Committee and the Outside Director Nomination Committee was as follows.

As of January 29, 2019, the composition of the Outside Director Nomination Committee was as follows.

(As of January 29, 2019)

Committee	Composition	Member
Outside Director Nomination Committee(1)	1 non-standing director and 2 outside directors	Hyun-Hwoi Ha, Joon Park, Sung-Sik Hwang

(1)

Each of Hyun-Hwoi Ha, Joon Park and Sung-Sik Hwang was appointed as a member of the outside director nomination committee of the board of directors at the board of directors’ meeting on January 29, 2019.

As of March 15, 2019, the composition of the Outside Director Nomination Committee was as follows.

(As of March 15, 2019)

Committee	Composition	Member
Outside Director Nomination Committee(1)	1 non-standing director and 2 outside directors	Young-Soo Kwon, Kun Tai Han, Byung Ho Lee

(1)	Each of Young-Soo Kwon, Kun Tai Han, Byung Ho Lee was appointed as a member of the outside director nomination committee of the board of directors at the board of directors’ meeting on March 15, 2019.

As of the March 31, 2019, the composition of the Audit Committee was as follows.

(As of March 31, 2019)

Committee	Composition	Member
Audit Committee	3 outside directors	Sung-Sik Hwang(1), Kun Tai Han, Chang-Yang Lee(2)

(1)	Sung-Sik Hwang is the audit committee chairman. He was reappointed for another term as an Audit Committee member at the annual general meeting of shareholders held on March 15, 2018.
(2)	Chang-Yang Lee was newly appointed as an audit committee member at the annual general meeting of shareholders held on March 15, 2019.

C.	Independence of directors

Directors are appointed in accordance with the procedures of the Commercial Act and other relevant laws and regulations. Our board of directors is independent as four out of the seven directors that comprise the board are outside directors. Outside directors candidates are nominated for appointment at a shareholders’ meeting after undergoing rigorous review by the Outside Director Nomination Committee.

All of our current outside directors were nominated by the Outside Director Nomination Committee, and all of our current non-outside directors were nominated by the board of directors.

15.	Information Regarding Shares

A.	Total number of shares

(1)	Total number of shares authorized to be issued (as of March 31, 2019): 500,000,000 shares.

(2)	Total shares issued and outstanding (as of March 31, 2019): 357,815,700 shares.

B.	Shareholder list

(1)	Largest shareholder and related parties as of March 31, 2019:

Name	Relationship	Number of shares of common stock	Equity interest
LG Electronics	Largest shareholder	135,625,000	37.9%
Sang Beom Han	Officer of member company	48,355	0.0%
Sang Don Kim	Officer of member company (resigned)	—	—
Gi Ryun Jeong	Relative of LG Corp.’s largest shareholder	400	0.0%
Young Soon Hong	Relative of LG Corp.’s largest shareholder	400	0.0%

(2)	Shareholders who are known to us that own 5% or more of our shares as of March 31, 2019:

Beneficial owner	Number of shares of common stock	Equity interest
LG Electronics	135,625,000	37.90%
National Pension Service	24,515,566	6.85%

16.	Directors and Employees

A.	Directors

(1)	Remuneration for directors in 2019 Q1:

(Unit: person, in millions of Won)

Classification	No. of directors(1)	Amount paid(2)	Per capita average remuneration paid(3)
Non-outside directors	3	481	160
Outside directors who are not audit committee members	1	20	20
Outside directors who are audit committee members	3	58	19

Total	7	559	80

(1)	Number of directors as at March 31, 2019.
(2)	Amount paid is calculated on the basis of amount of cash actually paid.
(3)	Per capita average remuneration paid is calculated by dividing total amount paid by the average number of directors for the three months ended March 31, 2019.

(2)	Remuneration for individual directors and audit committee members

Not required for quarterly reports.

(3)	Remuneration for the five highest paid individuals (among those paid over ~~W~~500 million per year)

Not required for quarterly reports.

(4)	Stock options

Not applicable.

B.	Employees

As of March 31, 2019, we had 30,341 employees (excluding our directors). On average, our male employees have served 10.2 years and our female employees have served 8.5 years. The total amount of salary paid to our employees for the three months ended March 31, 2019 based on income tax statements submitted to the Korean tax authority in accordance with Article 20 of the Income Tax Act was ~~W~~536,541 million for our male employees and ~~W~~92,773 million for our female employees. The following table provides details of our employees as of March 31, 2019:

(Unit: person, in millions of Won, year)

	Number of employees(1)	Total salary in 2019 Q1(2)(3)(4)	Average salary per capita(5)	Average years of service
Male	24,561	536,541	23	10.2
Female	5,780	92,773	16	8.5
Total	30,341	629,313	22	9.9

(1)	Includes part-time employees hired for temporary needs or to serve as temporary replacements for employees on parental leave.
(2)

Welfare benefits and retirement expenses have been excluded. Total welfare benefit provided to our employees for the three months ended March 31, 2019 was ~~W~~93,667 million and the per capita welfare benefit provided was ~~W~~3.2 million.

(3)	Based on income tax statements, which are submitted to the Korean tax authority in accordance with Article 20 of the Income Tax Act.
(4)	Includes incentive payments to employees who have transferred from our affiliated companies.
(5)	Calculated using the average number of employees (male: 23,555, female: 5,715) for the three months ended March 31, 2019.

In December 2017, we were audited by the Ministry of Employment and Labor regarding our human resource practices (including in relation to employment contracts, hours of work, outsourcing and employees in pregnancy), and we were found to be in violation of certain provisions of the Labor Standard Act relating to overtime, night and holiday work. As a result, we were issued a corrective order in January 2018 and paid additional overtime wages of ~~W~~2,893 million to 16,106 administrative employees of our Paju facilities for their nighttime work between January 1, 2015 to December 31, 2017. In addition, we reviewed nighttime work records of our administrative employees outside of our Paju facilities during the same period and paid additional overtime wages of ~~W~~2,166 million to eligible employees. In order to prevent such violation from occurring again, we are periodically monitoring the nighttime work records of our employees.

From December 2017 to January 2018, we were audited by the Ministry of Employment and Labor regarding our human resource practices relating to temporary and part-time employees, and we were found to have omitted certain required information (including the number of break hours and vacation days) in the employment contracts of 82 temporary employees. As a result, we were assessed a fine of ~~W~~27 million, which we subsequently paid. In order to prevent such violation from occurring again, we have amended the relevant provisions of the applicable employment contracts.

17.	Other Matters

A.	Legal proceedings

We are a defendant in four separate civil lawsuits (comprising two damages claims in the United Kingdom filed by private plaintiffs, one damages claim in Israel filed by private plaintiffs and one unjust enrichment claim in the United States filed by the Commonwealth of Puerto Rico) filed against us and certain other TFT-LCD panel manufacturers in connection with alleged anticompetitive behavior of the defendants. In each of these cases, the amount being sought has not been determined, and no trial has been scheduled. While the expected outcome of each of these cases is unclear, we do not believe that any of these cases would have a material effect on our financial conditions.

B.	Material events subsequent to the reporting period

(1)	Private issuance of unsecured floating-rate notes

In April 2019, we issued unsecured floating-rate notes in a private placement, and the following table provides details of such issuance:

Issuer	Type of Securities	Type of Offering	Issue Date	Issue Amount	Interest Rate	Date of Maturity	Lead Underwriter
LG Display Co., Ltd.	Floating-rate notes	Private	April 30, 2019	USD 100 million	3 month LIBOR + 1.47%	April 28, 2023	Hong Kong Woori Investment Bank (Woori Global Markets Asia Limited)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Financial Statements

(Unaudited)

March 31, 2019 and 2018

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

LG Display Co., Ltd.:

Reviewed Financial Statements

We have reviewed the accompanying condensed consolidated interim financial statements of LG Display Co., Ltd. and subsidiaries (the “Group”) which comprise the condensed consolidated interim statement of financial position as of March 31, 2019, the condensed consolidated interim statements of comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2019 and 2018, and notes comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Condensed Consolidated Interim Financial Statements

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting, and for such internal controls as management determines necessary to enable the preparation of condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Security and Futures Commission of the Republic of Korea. A review of interim financial information consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements referred to above are not presented fairly, in all material respects, in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting.

Other Matters

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

We audited the consolidated statement of financial position as of December 31, 2018 and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this review report, in accordance with Korean Standards on Auditing, and our report thereon, dated February 25, 2019, expressed an unqualified opinion. The accompanying condensed consolidated statement of financial position of the Group as of December 31, 2018, presented for comparative purposes, is not different from that audited by us from which it was derived in all material respects.

KPMG Samjong Accounting Corp.

Seoul, Korea

May XX, 2019

This report is effective as of May XX, 2019 the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Financial Position

(Unaudited)

As of March 31, 2019 and December 31, 2018

(In millions of won)	Note	March 31, 2019		December 31, 2018
Assets
Cash and cash equivalents	4, 25	~~W~~	2,404,196	2,365,022
Deposits in banks	4, 25		78,400	78,400
Trade accounts and notes receivable, net	5, 14, 25, 27		3,386,265	2,829,163
Other accounts receivable, net	5, 25		118,746	169,313
Other current financial assets	6, 25		96,451	46,301
Inventories	7		2,629,840	2,691,203
Prepaid income taxes			1,253	4,516
Non-current assets held for sale	28		70,166	70,161
Other current assets	5		728,304	546,048

Total current assets			9,513,621	8,800,127
Deposits in banks	4, 25		11	11
Investments in equity accounted investees	8		111,132	113,989
Other non-current accounts receivable, net	5, 25		10,853	11,448
Other non-current financial assets	6, 25		111,569	144,214
Property, plant and equipment, net	9, 17		23,107,224	21,600,130
Intangible assets, net	10, 17		986,388	987,642
Deferred tax assets	23		1,231,717	1,136,166
Other non-current assets	5		315,466	381,983

Total non-current assets			25,874,360	24,375,583

Total assets		~~W~~	35,387,981	33,175,710

Liabilities
Trade accounts and notes payable	25, 27	~~W~~	2,970,179	3,087,461
Current financial liabilities	11, 25		1,598,823	1,553,907
Other accounts payable	25		3,333,945	3,566,629
Accrued expenses			661,651	633,346
Income tax payable			79,060	105,900
Provisions	13		110,569	98,254
Advances received	14		933,486	834,010
Other current liabilities	13		43,112	74,976

Total current liabilities			9,730,825	9,954,483
Non-current financial liabilities	11, 25		9,227,767	7,030,628
Non-current provisions	13		37,723	32,764
Defined benefit liabilities, net	12		95,416	45,360
Long-term advances received	14		896,083	1,114,316
Deferred tax liabilities	23		14,734	15,087
Other non-current liabilities	13		95,899	96,826

Total non-current liabilities			10,367,622	8,334,981

Total liabilities			20,098,447	18,289,464

Equity
Share capital	15		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Retained earnings			10,176,992	10,239,965
Reserves	15		(146,213)	(300,968)

Total equity attributable to owners of the Controlling Company			14,070,971	13,979,189

Non-controlling interests			1,218,563	907,057

Total equity			15,289,534	14,886,246

Total liabilities and equity		~~W~~	35,387,981	33,175,710

See accompanying notes to the consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Comprehensive Income

(Unaudited)

For the three-month periods ended March 31, 2019 and 2018

(In millions of won, except earnings per share)	Note	2019		2018
Revenue	16, 17, 27	~~W~~	5,878,781	5,675,164
Cost of sales	7, 18, 27		(5,246,021)	(5,133,080)

Gross profit			632,760	542,084
Selling expenses	19		(232,217)	(172,958)
Administrative expenses	19		(199,448)	(182,330)
Research and development expenses			(333,113)	(285,119)

Operating loss			(132,018)	(98,323)

Finance income	22		59,810	120,997
Finance costs	22		(83,697)	(130,361)
Other non-operating income	21		247,394	227,642
Other non-operating expenses	21		(224,254)	(212,837)
Equity in income (loss) of equity accounted investees, net			4,107	(2,893)

Loss before income tax			(128,658)	(95,775)
Income tax benefit	23		(66,018)	(46,793)

Loss for the period			(62,640)	(48,982)

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	12		(2,913)	(6,419)
Other comprehensive income from associates			137	41
Related income tax	12		776	2,296

			(2,000)	(4,082)
Items that are or may be reclassified to profit or loss
Foreign currency translation differences for foreign operations			191,132	127,890
Other comprehensive income from associates			400	1,315
Related income tax			—	—

			191,532	129,205

Other comprehensive income for the period, net of income tax			189,532	125,123

Total comprehensive income for the period		~~W~~	126,892	76,141

Profit (loss) attributable to:
Owners of the Controlling Company			(60,933)	(59,454)
Non-controlling interests			(1,707)	10,472

Loss for the period		~~W~~	(62,640)	(48,982)

Total comprehensive income attributable to:
Owners of the Controlling Company			91,902	42,704
Non-controlling interests			34,990	33,437

Total comprehensive income for the period		~~W~~	126,892	76,141

Loss per share (in won)
Basic and diluted loss per share	24	~~W~~	(170)	(166)

See accompanying notes to the consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Changes in Equity

(Unaudited)

For the three-month periods ended March 31, 2019 and 2018

	Attributable to owners of the Controlling Company
	Share		Share	Retained			Non-controlling	Total
(In millions of won)	capital		premium	earnings	Reserves	Sub-total	interests	equity
Balances at January 1, 2018	~~W~~	1,789,079	2,251,113	10,621,571	(288,280)	14,373,483	608,027	14,981,510

Total comprehensive income (loss) for the period
Profit (loss) for the period		—	—	(59,454)	—	(59,454)	10,472	(48,982)

Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities, net of tax		—	—	(4,123)	—	(4,123)	—	(4,123)
Foreign currency translation differences for foreign operations, net of tax		—	—	—	104,925	104,925	22,965	127,890
Other comprehensive income from associates		—	—	41	1,315	1,356	—	1,356

Total other comprehensive income (loss)		—	—	(4,082)	106,240	102,158	22,965	125,123

Total comprehensive income (loss) for the period	~~W~~	—	—	(63,536)	106,240	42,704	33,437	76,141

Transaction with owners, recognized directly in equity
Dividends to shareholders		—	—	(178,908)	—	(178,908)	—	(178,908)
Subsidiaries’ dividends distributed to non-controlling interests		—	—	—	—	—	(53,107)	(53,107)

Balances at March 31, 2018	~~W~~	1,789,079	2,251,113	10,379,127	(182,040)	14,237,279	588,357	14,825,636

Balances at January 1, 2019	~~W~~	1,789,079	2,251,113	10,239,965	(300,968)	13,979,189	907,057	14,886,246

Total comprehensive income (loss) for the period
Loss for the period		—	—	(60,933)	—	(60,933)	(1,707)	(62,640)

Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities, net of tax		—	—	(2,137)	—	(2,137)	—	(2,137)
Foreign currency translation differences for foreign operations, net of tax		—	—	—	154,435	154,435	36,697	191,132
Other comprehensive income from associates		—	—	137	400	537	—	537

Total other comprehensive income (loss)		—	—	(2,000)	154,835	152,835	36,697	189,532

Total comprehensive income (loss) for the period	~~W~~	—	—	(62,933)	154,835	91,902	34,990	126,892

Transaction with owners, recognized directly in equity
Capital contribution from non-controlling interests		—	—	(40)	(80)	(120)	276,516	276,396

Balances at March 31, 2019	~~W~~	1,789,079	2,251,113	10,176,992	(146,213)	14,070,971	1,218,563	15,289,534

See accompanying notes to the consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited)

For the three-month periods ended March 31, 2019 and 2018

(In millions of won)	Note	2019		2018
Cash flows from operating activities:
Loss for the period		~~W~~	(62,640)	(48,982)
Adjustments for:
Income tax benefit	23		(66,018)	(46,793)
Depreciation	18		695,764	807,736
Amortization of intangible assets	18		115,476	102,339
Gain on foreign currency translation			(104,117)	(62,852)
Loss on foreign currency translation			105,805	53,141
Expenses related to defined benefit plans	12		49,222	51,801
Gain on disposal of property, plant and equipment			(3,290)	(4,006)
Loss on disposal of property, plant and equipment			6,919	8,405
Impairment loss on property, plant and equipment			4,182	—
Gain on disposal of intangible assets			(552)	(239)
Loss on disposal of intangible assets			18	—
Impairment loss on intangible assets			—	37
Reversal of impairment loss on intangible assets			(215)	(130)
Warranty expense			97,240	35,647
Finance income			(42,547)	(35,238)
Finance costs			54,732	23,395
Equity in loss (income) of equity method accounted investees, net	8		(4,107)	2,893
Other income			(1,728)	(489)
Other expenses			2,528	634

			909,312	936,281
Changes in:
Trade accounts and notes receivable			(610,551)	783,501
Other accounts receivable			49,157	18,759
Inventories			50,512	(114,588)
Lease receivables			1,094	—
Other current assets			(118,703)	(131,364)
Other non-current assets			(11,760)	(15,822)
Trade accounts and notes payable			(178,456)	(46,042)
Other accounts payable			3,206	(174,431)
Accrued expenses			26,283	(262,999)
Provisions			(82,074)	(52,910)
Other current liabilities			(27,401)	(15,138)
Defined benefit liabilities, net			(2,096)	(2,734)
Other non-current liabilities			2,603	7,622

			(898,186)	(6,146)
Cash generated from operating activities			(51,514)	881,153
Income taxes paid			(52,632)	(55,851)
Interests received			14,979	17,487
Interests paid			(86,842)	(40,574)

Net cash provided by (used in) operating activities		~~W~~	(176,009)	802,215

See accompanying notes to the consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Cash Flows, Continued

(Unaudited)

For the three-month periods ended March 31, 2019 and 2018

(In millions of won)	Note	2019		2018
Cash flows from investing activities:
Dividends received		~~W~~	—	4,712
Increase in deposits in banks			(500)	(630,913)
Proceeds from withdrawal of deposits in banks			500	518,363
Acquisition of available-for-sale financial assets			(80)	(39)
Proceeds from disposal of available-for-sale financial assets			27	—
Proceeds from disposal of financial assets at fair value through other comprehensive income			(21)	—
Acquisition of investments in equity accounted investees			—	(4,000)
Proceeds from disposal of investments in equity accounted investees			600	—
Acquisition of property, plant and equipment			(2,106,892)	(1,815,515)
Proceeds from disposal of property, plant and equipment			13,508	102,496
Acquisition of intangible assets			(137,143)	(130,638)
Proceeds from disposal of intangible assets			1,945	960
Government grants received			109,681	—
Receipt from (payment for) settlement of derivatives			5,385	(2)
Proceeds from collection of short-term loans			11,320	7,351
Increase in short-term loans			(8,225)	—
Increase in long-term loans			(1,500)	(12,300)
Increase in deposits			(26,323)	(517)
Decrease in deposits			656	294
Proceeds from disposal of emission rights			—	4,160

Net cash used in investing activities			(2,137,062)	(1,955,588)

Cash flows from financing activities:	26
Proceeds from short-term borrowings			659,894	—
Repayments of short-term borrowings			(160,075)	—
Proceeds from issuance of bonds			388,447	388,447
Proceeds from long-term borrowings			1,682,466	907,850
Repayments of current portion of long-term borrowings and bonds			(541,391)	(180,168)
Payment of lease liabilities			(14,325)	—
Capital contribution from non-controlling interests			276,396	—

Net cash provided by financing activities			2,291,412	1,116,129

Net decrease in cash and cash equivalents			(21,659)	(37,244)
Cash and cash equivalents at January 1			2,365,022	2,602,560
Effect of exchange rate fluctuations on cash held			60,833	61,373

Cash and cash equivalents at March 31		~~W~~	2,404,196	2,626,689

See accompanying notes to the consolidated interim financial statements.

1.	Reporting Entity

(a)	Description of the Controlling Company

LG Display Co., Ltd. (the “Controlling Company”) was incorporated in February 1985 and the Controlling Company is a public corporation listed in Korea Exchange since 2004. The main business of the Controlling Company and its subsidiaries (the “Group”) is to manufacture and sell displays and its related products. As of March 31, 2019, the Group is operating Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China, Poland and Vietnam. The Controlling Company is domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. As of March 31, 2019, LG Electronics Inc., a major shareholder of the Controlling Company, owns 37.9% (135,625,000 shares) of the Controlling Company’s common stock.

The Controlling Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of March 31, 2019, there are 357,815,700 shares of common stock outstanding. The Controlling Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of March 31, 2019, there are 20,513,988 ADSs outstanding.

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of March 31, 2019

(In millions)
Subsidiaries	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Capital stocks
LG Display America, Inc.	San Jose, U.S.A.	100%	December 31	September 24, 1999	Sell Display products	USD	411
LG Display Germany GmbH	Eschborn, Germany	100%	December 31	November 5, 1999	Sell Display products	EUR	1
LG Display Japan Co., Ltd.	Tokyo, Japan	100%	December 31	October 12, 1999	Sell Display products	JPY	95
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	100%	December 31	April 12, 1999	Sell Display products	NTD	116
LG Display Nanjing Co., Ltd.	Nanjing, China	100%	December 31	July 15, 2002	Manufacture Display products	CNY	3,020
LG Display Shanghai Co., Ltd.	Shanghai, China	100%	December 31	January 16, 2003	Sell Display products	CNY	4
LG Display Poland Sp. z o.o.	Wroclaw, Poland	100%	December 31	September 6, 2005	Manufacture Display products	PLN	511
LG Display Guangzhou Co., Ltd.	Guangzhou, China	100%	December 31	June 30, 2006	Manufacture Display products	CNY	1,655
LG Display Shenzhen Co., Ltd.	Shenzhen, China	100%	December 31	August 28, 2007	Sell Display products	CNY	4
LG Display Singapore Pte. Ltd.	Singapore	100%	December 31	January 12, 2009	Sell Display products	USD	1
L&T Display Technology (Fujian) Limited	Fujian, China	51%	December 31	January 5, 2010	Manufacture and sell LCD module and LCD monitor sets	CNY	116
LG Display Yantai Co., Ltd.	Yantai, China	100%	December 31	April 19, 2010	Manufacture Display products	CNY	1,008
Nanumnuri Co., Ltd.	Gumi, South Korea	100%	December 31	March 21, 2012	Janitorial services	KRW	800
LG Display (China) Co., Ltd.	Guangzhou, China	70%	December 31	December 10, 2012	Manufacture and sell Display products	CNY	8,232
Unified Innovative Technology, LLC	Wilmington, U.S.A.	100%	December 31	March 12, 2014	Manage intellectual property	USD	9
LG Display Guangzhou Trading Co., Ltd.	Guangzhou, China	100%	December 31	April 28, 2015	Sell Display products	CNY	1
Global OLED Technology, LLC	Sterling, U.S.A.	100%	December 31	December 18, 2009	Manage OLED intellectual property	USD	138
LG Display Vietnam Haiphong Co., Ltd. (*1)	Haiphong, Vietnam	100%	December 31	May 5, 2016	Manufacture Display products	USD	500
Suzhou Lehui Display Co., Ltd.	Suzhou, China	100%	December 31	July 1, 2016	Manufacture and sell LCD module and LCD monitor sets	CNY	637
LG DISPLAY FUND I LLC(*2)	Wilmington, U.S.A.	100%	December 31	May 1, 2018	Invest in venture business and acquire technologies	USD	3
LG Display High-Tech (China) Co., Ltd. (*3)	Guangzhou, China	70%	December 31	July 11, 2018	Manufacture Display products	CNY	11,977
Money Market Trust(*4)	Seoul, South Korea	100%	December 31	—	Money market trust	KRW	347,500

1.	Reporting Entity, Continued

(*1)	For the three-month period ended March 31, 2019, the Controlling Company contributed ~~W~~226,300 million in cash for the capital increase of LG Display Vietnam Haiphong Co., Ltd. (“LGDVN”).
(*2)	For the three-month period ended March 31, 2019, the Controlling Company contributed ~~W~~841 million in cash for the capital increase of LG DISPLAY FUND I LLC.
(*3)

For the three-month period ended March 31, 2019, the Controlling Company contributed ~~W~~633,646 million in cash for the capital increase of LG Display High-Tech (China) Co., Ltd. Meanwhile, additional contribution from non-controlling interest amounted to ~~W~~276,396 million.

(*4)	For the three-month period ended March 31, 2019, the Controlling Company acquired and disposed interests in Money Market Trust (“MMT”) and the MMT amount as of March 31, 2019 is ~~W~~347,500 million.

~~W~~90,281 million is attributable to the Controlling Company over the distributed dividends from consolidated subsidiaries for the three-month period ended March 31, 2018.

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

The condensed consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRSs”) No.1034, Interim Financial Reporting. They do not include all of the information required for full annual consolidated financial statements and should be read in conjunction with the consolidated financial statements of the Group as of and for the year ended December 31, 2018.

This is the first set of the Group’s financial statements where K-IFRS No. 1116, Leases, has been applied. Changes to significant accounting policies are described in Note 3.

(b)	Basis of Measurement

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•	Derivative financial instruments at fair value, financial assets at fair value through profit or loss (“FVTPL) and financial asset at fair value through other comprehensive income (“FVOCI”), and

•	net defined benefit liabilities recognized at the present value of defined benefit obligations less the fair value of plan assets.

(c)	Functional and Presentation Currency

Each subsidiary’s financial statements within the Group are presented in the subsidiary’s functional currency, which is the currency of the primary economic environment in which each subsidiary operates. The condensed consolidated interim financial statements are presented in Korean won, which is the Controlling Company’s functional currency.

2.	Basis of Presenting Financial Statements, Continued

(d)	Use of Estimates and Judgments

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Group in the preparation of its condensed consolidated interim financial statements are the same as those followed by the Group in its preparation of the consolidated financial statements as of and for the year ended December 31, 2018, except for the application of K-IFRS No. 1034, Interim Financial Reporting and the changes in accounting policies explained below. The changes in accounting policies are also expected to be reflected in the Group’s consolidated financial statements as at and for the year ending December 31, 2019.

Changes in Accounting Policies

The Group has initially adopted K-IFRS No. 1116, Leases, from January 1, 2019. A number of other new standards are effective from January 1, 2019 but they do not have a material effect on the Group’s condensed consolidated interim financial statements.

K-IFRS No. 1116 introduced a single, on-balance sheet accounting model for lessees. As a result, the Group, as a lessee, has recognized right-of-use assets representing its rights to use the underlying assets and lease liabilities representing its obligation to make lease payments. Lessor accounting remains similar to previous accounting policies.

(i)	Definition of a lease

Previously, the Group determined at contract inception whether an arrangement was or contained a lease under K-IFRS No. 2104, Determining Whether an Arrangement contains a Lease. The Group now assesses whether a contract is or contains a lease based on the new definition of a lease. Under K-IFRS No. 1116, a contract is, or contains, a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

On transition to K-IFRS No. 1116, the Group elected to apply the practical expedient to grandfather the assessment of which transactions are leases for contracts that were previously identified as leases under K-IFRS No. 1017 and K-IFRS No. 2104 as of January 1, 2019.

3.	Summary of Significant Accounting Policies, Continued

(ii)	Accounting as a lessee

The Group leases land, buildings, vehicles, machinery and equipment and others.

As a lessee, the Group previously classified leases as operating or finance leases based on its assessment of whether the lease transferred substantially all of the risks and rewards of ownership. Under K-IFRS No. 1116, the Group recognizes right-of-use assets and lease liabilities for most leases on the condensed consolidated interim statements of financial position.

However, as permitted in K-IFRS No. 1116, the Group has elected not to recognize right-of-use assets and lease liabilities for certain short-term leases and leases of low-value assets. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

The carrying amounts of right-of-use assets recognized in the condensed consolidated interim financial statements are as below and those right-of use assets are presented in property, plant and equipment in the condensed consolidated interim statements of financial position.

(In millions of won)
	Land		Buildings	Machinery and equipment	Vehicles	Others	Total
Balance at January 1, 2019	~~W~~	53,960	75,777	1,111	10,800	392	142,040
Balance at March 31, 2019	~~W~~	53,443	70,071	1,282	10,143	626	135,565

The Group presents lease liabilities in financial liabilities in the condensed consolidated interim statements of financial position.

i)	Significant accounting policies

The Group recognizes a right-of-use asset and lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, and subsequently at cost less any accumulated depreciation and impairment losses. The book value of right-of-use asset is adjusted when there is a remeasurement of the lease liability arising from a change in future lease payments.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the interest rate that a lessee would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain and asset of a similar value to the right-of-use asset in a similar economic environment.

The lease liability is subsequently increased by the interest expense on the lease liability and decreased by lease payment made. The Group remeasures the lease liability when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

3.	Summary of Significant Accounting Policies, Continued

Determination of the lease term for some lease contracts that include renewal options require the Group’s judgment. The assessment of whether the Group is reasonably certain to exercise such options impacts the lease term, which significantly affects the amount of lease liabilities and right-of-use assets recognized.

ii)	Initial application

At initial application, the Group measures lease liabilities for leases classified as operating leases under K-IFRS No. 1017, at the present value of the remaining lease payments, discounted at the Group’s incremental borrowing rate as at January 1, 2019. Right-of-use assets are measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments.

The Group used the following practical expedients when applying K-IFRS No. 1116 to leases previously classified as operating leases under K-IFRS No. 1017.

•	Applied the exemption not to recognize right-of-use assets and liabilities for leases with less than 12 months of lease term at initial application.

•	Excluded initial direct costs from measuring the right-of-use asset at the date of initial application.

•	Used hindsight when determining the lease term if the contract contains options to extend or terminate the lease.

(iii)	Accounting as a lessor

The Group leases out its right-of-use assets. The Group has classified these leases as operating leases.

The accounting policies applicable to the Group as a lessor are not different from those under K-IFRS No. 1017. However, when the Group is an intermediate lessor, the sub-leases are classified with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset.

The Group is not required to make any adjustments on initial application to K-IFRS No. 1116 for leases in which it acts as a lessor.

The Group sub-leases some of its buildings. Under K-IFRS No. 1017, the head lease and sub-lease contracts were classified as operating leases. On initial application to K-IFRS No. 1116, the right-of-use assets recognized from the head leases are presented in property, plant and equipment and the sub-lease contracts are classified as finance leases under K-IFRS No. 1116.

3.	Summary of Significant Accounting Policies, Continued

(iv)	Impacts on condensed consolidated interim financial statements

i)	Impacts on initial application

On initial application to K-IFRS No. 1116, the Group recognized additional right-of-use assets and additional lease liabilities. The impact on initial application is summarized below.

(In millions of won)
	January 1, 2019
Right-of-use assets presented in property, plant and equipment	~~W~~	142,040
Prepaid expenses		(61,570)
Lease receivables		34,649
Lease liabilities		115,119

When measuring lease liabilities for leases that were classified as operating leases, the Group discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted-average rate applied is 3.36%.

ii)	Impacts for the period

As a result of initially applying K-IFRS No. 1116, in relation to the leases that were previously classified as operating leases, the Group recognized ~~W~~135,565 million of right-of-use assets and ~~W~~110,274 million of lease liabilities as at March 31, 2019.

Also in accordance with K-IFRS No. 1116, the Group has recognized depreciation and interest expense, instead of operating lease expense in relation to leases. During the three-month period ended March 31, 2019, the Group recognized ~~W~~15,007 million of depreciation and ~~W~~948 million of interest expense from these leases.

4.	Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks as of March 31, 2019 and December 31, 2018 are as follows:

(In millions of won)
	March 31, 2019		December 31, 2018
Current assets
Cash and cash equivalents
Demand deposits	~~W~~	2,404,196	2,365,022
Deposits in banks
Time deposits	~~W~~	4,318	4,318
Restricted cash (*)		74,082	74,082

	~~W~~	78,400	78,400

Non-current assets
Deposits in banks
Restricted cash (*)	~~W~~	11	11

	~~W~~	2,482,607	2,443,433

(*)

Includes funds contributed under agreements on mutually beneficial cooperation between large enterprises and small and medium enterprises to aid LG Group’s second and third-tier suppliers, restricted deposits pledged to enforce the Group’s investment plans upon the receipt of grants from Gumi city and Gyeongsangbuk-do, and others.

5.	Receivables and Other Assets

(a)	Trade accounts and notes receivable as of March 31, 2019 and December 31, 2018 are as follows:

(In millions of won)
	March 31, 2019		December 31, 2018
Trade, net	~~W~~	2,681,422	2,305,368
Due from related parties		704,843	523,795

	~~W~~	3,386,265	2,829,163

(b)	Other accounts receivable as of March 31, 2019 and December 31, 2018 are as follows:

(In millions of won)
	March 31, 2019		December 31, 2018
Current assets
Non-trade receivables, net	~~W~~	99,664	159,238
Accrued income		19,082	10,075

	~~W~~	118,746	169,313

Non-current assets
Long-term non-trade receivables		10,853	11,448

	~~W~~	129,599	180,761

Due from related parties included in other accounts receivable, as of March 31, 2019 and December 31, 2018 are ~~W~~7,582 million and ~~W~~39,092 million, respectively.

5.	Receivables and Other Assets, Continued

(c)	The aging of trade accounts and note receivable and other accounts receivable as of March 31, 2019 and December 31, 2018 are as follows:

(In millions of won)	March 31, 2019
	Book value			Impairment loss
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Not past due	~~W~~	3,383,913	126,430	(479)	(1,845)
Past due 1-15 days		2,602	3,882	—	(21)
Past due 16-30 days		229	116	—	(1)
Past due 31-60 days		—	108	—	(1)
Past due more than 60 days		—	971	—	(40)

	~~W~~	3,386,744	131,507	(479)	(1,908)

(In millions of won)	December 31, 2018
	Book value			Impairment loss
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Not past due	~~W~~	2,807,598	177,689	(473)	(816)
Past due 1-15 days		21,558	3,148	(4)	(26)
Past due 16-30 days		454	441	—	(4)
Past due 31-60 days		30	96	—	(1)
Past due more than 60 days		—	668	—	(434)

	~~W~~	2,829,640	182,042	(477)	(1,281)

The movement in the allowance for impairment in respect of trade accounts and notes receivable and other accounts receivable for the three-month period ended March 31, 2019 and the year ended December 31, 2018 are as follows:

(In millions of won)	2019			2018
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Balance at the beginning of the period	~~W~~	477	1,281	1,632	1,311
(Reversal of) bad debt expense		2	627	(1,155)	(30)

Balance at the reporting date	~~W~~	479	1,908	477	1,281

5.	Receivables and Other Assets, Continued

(d)	Other assets as of March 31, 2019 and December 31, 2018 are as follows:

(In millions of won)
	March 31, 2019		December 31, 2018
Current assets
Advance payments	~~W~~	11,178	13,259
Prepaid expenses		145,223	89,110
Value added tax refundable		563,537	436,190
Right to recover returned goods		8,366	7,489

	~~W~~	728,304	546,048

Non-current assets
Long-term prepaid expenses	~~W~~	315,466	381,983

6.	Other Financial Assets

(a)	Other financial assets as of March 31, 2019 and December 31, 2018 are as follows:

(In millions of won)	March 31, 2019		December 31, 2018
Current assets
Financial asset at fair value through profit or loss
Derivatives(*)	~~W~~	25,272	13,059
Financial asset at fair value through other comprehensive income
Debt instruments
Government bonds	~~W~~	113	106
Financial asset carried at amortized cost
Deposits	~~W~~	45,162	17,020
Short-term loans		20,255	16,116
Lease receivables		5,649	—

	~~W~~	71,066	33,136

	~~W~~	96,451	46,301

Non-current assets
Financial asset at fair value through profit or loss
Equity instruments
Intellectual Discovery, Ltd.	~~W~~	920	4,598
Kyulux, Inc.		2,460	2,460
Fineeva Co., Ltd.		4	286
ARCH Venture Fund Vill, L.P.		6,506	6,337

	~~W~~	9,890	13,681

Convertible bonds	~~W~~	1,327	1,327
Derivatives(*)		2,945	—

	~~W~~	14,162	15,008
Financial asset at fair value through other comprehensive income
Debt instruments
Government bonds	~~W~~	69	55
Financial asset carried at amortized cost
Deposits	~~W~~	21,743	74,103
Long-term loans		48,730	55,048
Lease receivables		26,865	—

	~~W~~	97,338	129,151

	~~W~~	111,569	144,214

(*)

Represents valuation gain from currency interest rate swap contracts to hedge currency risk related to foreign currency denominated borrowings and bonds. The Contracts are not designated as a hedging instrument

Other financial assets issued by related parties as of March 31, 2019 and December 31, 2018 are ~~W~~3,000 million and ~~W~~2,000 million, respectively.

7.	Inventories

Inventories as of March 31, 2019 and December 31, 2018 are as follows:

(In millions of won)	March 31, 2019		December 31, 2018
Finished goods	~~W~~	1,028,914	1,084,297
Work-in-process		930,313	856,388
Raw materials		458,423	554,720
Supplies		212,190	195,798

	~~W~~	2,629,840	2,691,203

For the three-month periods ended March 31, 2019 and 2018, the amount of inventories recognized as cost of sales, inventory write-downs and reversal and usage of inventory write-downs included in cost of sales are as follows:

(In millions of won)	2019		2018
Inventories recognized as cost of sales	~~W~~	5,246,021	5,133,080
Including: inventory write-downs		352,096	210,188
Including: reversal and usage of inventory write-downs		(313,180)	(206,127)

8.	Investments in Equity Accounted Investees

Associates as of March 31, 2019 and December 31, 2018 are as follows:

(In millions of won)
Associates	Location	Fiscal year end	Date of incorporation	Business	March 31, 2019			December 31, 2018
					Percentage of ownership	Carrying amount		Percentage of ownership	Carrying amount
Paju Electric Glass Co., Ltd.	Paju, South Korea	December 31	January 2005	Manufacture electric glass for FPDs	40%	~~W~~	44,201	40%	~~W~~	47,823
INVENIA Co., Ltd.	Seongnam, South Korea	December 31	January 2001	Develop and manufacture equipment for FPDs	13%		4,076	13%		4,166
WooRee E&L Co., Ltd.	Ansan, South Korea	December 31	June 2008	Manufacture LED back light unit packages	14%		5,677	14%		4,746
YAS Co., Ltd.	Paju, South Korea	December 31	April 2002	Develop and manufacture deposition equipment for OLEDs	15%		15,877	15%		16,308
AVATEC Co., Ltd.	Daegu, South Korea	December 31	August 2000	Process and sell electric glass for FPDs	17%		23,934	17%		23,441
Arctic Sentinel, Inc.	Los Angeles, U.S.A.	March 31	June 2008	Develop and manufacture tablet for kids	10%		—	10%		—
CYNORA GmbH (*)	Bruchsal, Germany	December 31	March 2003	Develop organic emitting materials for displays and lighting devices	13%		8,668	14%		8,668

8.	Investments in Equity Accounted Investees, Continued

(In millions of won)
Associates	Location	Fiscal year end	Date of incorporation	Business	March 31, 2019			December 31, 2018
					Percentage of ownership	Carrying Amount		Percentage of ownership	Carrying amount
Material Science Co., Ltd.	Seoul, South Korea	December 31	January 2014	Develop, manufacture, and sell materials for display	10%	~~W~~	3,372	10%	~~W~~	3,346
Nanosys Inc.	Milpitas, U.S.A.	December 31	July 2001	Develop, manufacture, and sell materials for display	4%		5,327	4%		5,491

						~~W~~	111,132		~~W~~	113,989

(*)	In 2019, the Controlling Company’s ownership percentage in CYNORA GmbH decreased from 14% to 13% as the Controlling Company did not participate in the capital increase of CYNORA GmbH.

Although the Controlling Company’s respective share interests in INVENIA Co., Ltd., WooRee E&L Co., Ltd., YAS Co., Ltd., AVATEC Co., Ltd., Arctic Sentinel, Inc., CYNORA GmbH, Material Science and Nanosys Inc. are below 20%, the Controlling Company is able to exercise significant influence through its right to appoint a director to the board of directors of each investee. Accordingly, the investments in these investees have been accounted for using the equity method.

Dividends recognized from equity method investees for the three-month periods ended March 31, 2019 and 2018 amounted to ~~W~~7,502 million and ~~W~~5,272 million, respectively.

9.	Property, Plant and Equipment

For the three-month periods ended March 31, 2019 and 2018, the Group purchased property, plant and equipment of ~~W~~1,979,546 million and ~~W~~1,974,223 million, respectively. The capitalized borrowing costs and the annualized capitalization rate were ~~W~~71,289 million and 3.04%, and ~~W~~19,912 million and 2.23% for the three-month periods ended March 31, 2019 and 2018, respectively. In addition, for the three-month period ended March 31, 2019, the Group entered into various new lease agreements for use of buildings, vehicles and others. In relation to these leases, the Group recognized ~~W~~8,532 million of right-of-use asset and lease liability, in aggregate, during the three-month period ended March 31, 2019. Also, for the three-month periods ended March 31, 2019 and 2018, the Group disposed of property, plant and equipment with carrying amounts of ~~W~~12,211 million and ~~W~~61,868 million, respectively, and recognized ~~W~~3,290 million and ~~W~~6,919 million, respectively, as gain and loss, on disposal of property, plant and equipment for the three-month period ended March 31, 2019 (gain and loss for the three-month period ended March 31, 2018: ~~W~~4,006 million and ~~W~~8,405 million, respectively).

10.	Intangible Assets

(a)

The Group capitalizes expenditures related to development activities, such as expenditures incurred on designing, manufacturing and testing of products after those related activities meet the capitalization criteria of development costs including technical feasibility, future economic benefits and others. The balances of capitalized development costs as of March 31, 2019 and December 31, 2018 are ~~W~~380,234 million and ~~W~~366,910 million, respectively.

(b)

Development of new projects are divided into research activities and development activities. Expenditures on research activities are recognized in profit or loss and development expenditures are capitalized, respectively.

11.	Financial Liabilities

(a)	Financial liabilities as of March 31, 2019 and December 31, 2018 are as follows:

(In millions of won)
	March 31, 2019		December 31, 2018
Current
Short-term borrowings	~~W~~	507,335	—
Current portion of long-term borrowings and bonds		1,042,140	1,553,907
Lease liabilities		49,348	—

	~~W~~	1,598,823	1,553,907
Non-current
Won denominated borrowings	~~W~~	2,941,070	2,700,608
Foreign currency denominated borrowings		4,042,298	2,531,663
Bonds		2,167,902	1,772,599
Derivatives(*)		15,571	25,758
Lease liabilities		60,926	—

	~~W~~	9,227,767	7,030,628

(*)	Represents currency interest rate swap contracts to hedge currency risk related to foreign currency denominated borrowings and bonds. The Contracts are not designated as a hedging instrument.

(b)	Foreign currency denominated short-term borrowings as of March 31, 2019 are as follows:

(In millions of won, USD and CNF)
Lender	Annual interest rate as of March 31, 2019 (%)(*)	March 31, 2019		December 31, 2018
Standard Chartered Bank Korea Limited	12ML + 0.78~0.88	~~W~~	341,340	—
Standard Chartered Bank Vietnam and others	3ML + 0.80~0.90		54,859	—
Standard Chartered Bank (China) Limited	PBOC*1.05		111,136	—

Foreign currency equivalent		USD	348	—
		CNY	659	—

		~~W~~	507,335	—

(*)	ML represents Month LIBOR (London Inter-Bank Offered Rates) and PBOC represents People’s Bank of China.

11.	Financial Liabilities, Continued

(c)	Won denominated long-term borrowings as of March 31, 2019 and December 31, 2018 are as follows:

(In millions of won)
Lender	Annual interest rate as of March 31, 2019 (%)	March 31, 2019		December 31, 2018
Woori Bank	2.75	~~W~~	1,096	1,259
Korea Development Bank and others	CD rate (91days) + 0.64, 2.43~3.25		3,100,000	2,850,000
Less current portion of long-term borrowings			(160,026)	(150,651)

		~~W~~	2,941,070	2,700,608

(d)	Foreign currency denominated long-term borrowings as of March 31, 2019 and December 31, 2018 are as follows:

(In millions of won, USD and CNY)
Lender	Annual interest rate as of March 31, 2019 (%)	March 31, 2019		December 31, 2018
The Export-Import Bank of Korea and others	3ML+0.75~1.70 6ML+1.25	~~W~~	1,223,135		955,975
China Construction Bank and others	USD: 3ML+0.80~1.43 CNY: PBOC*(0.90~1.05)		3,141,464		2,419,286

Foreign currency equivalent		USD	2,235	USD	2,262
		CNY	10,798	CNY	5,198
Less current portion of long-term borrowings			(322,301)		(843,598)

		~~W~~	4,042,298		2,531,663

11.	Financial Liabilities, Continued

(e)	Details of bonds issued and outstanding as of March 31, 2019 and December 31, 2018 are as follows:

(In millions of won, USD)
	Maturity	Annual interest rate as of March 31, 2019 (%)	March 31, 2019		December 31, 2018
Won denominated bonds(*1)
Publicly issued bonds	April 2019 ~ February 2024	1.80~3.45	~~W~~	2,290,000		1,900,000
Privately issued bonds	May 2025 ~ May 2033	3.25~4.25		110,000		110,000
Less discount on bonds				(4,966)		(3,949)
Less current portion				(559,813)		(559,658)

			~~W~~	1,835,221		1,446,393
Foreign currency denominated bond (*2)
Publicly issued bond	November 2021	3.88	~~W~~	341,340		335,430
Foreign currency equivalent			USD	300	USD	300
Less discount on bonds				(8,659)		(9,224)

				332,681		326,206

			~~W~~	2,167,902		1,772,599

(*1)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly.
(*2)	Principal of the foreign currency denominated bond is to be repaid at maturity and interests are paid semi-annually.

12.	Employee Benefits

The Controlling Company and certain subsidiaries’ defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Group.

(a)	Net defined benefit liabilities recognized as of March 31, 2019 and December 31, 2018 are as follows:

(In millions of won)
	March 31, 2019		December 31, 2018
Present value of partially funded defined benefit obligations	~~W~~	1,631,146	1,595,423
Fair value of plan assets		(1,535,730)	(1,550,063)

	~~W~~	95,416	45,360

(b)	Expenses recognized in profit or loss for the three-month periods ended March 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Current service cost	~~W~~	48,918	51,559
Net interest cost		304	242

	~~W~~	49,222	51,801

(c)	Plan assets as of March 31, 2019 and December 31, 2018 are as follows:

(In millions of won)
	March 31, 2019		December 31, 2018
Guaranteed deposits in banks	~~W~~	1,535,730	1,550,063

As of March 31, 2019, the Controlling Company maintains the plan assets primarily with Mirae Asset Daewoo Co., Ltd., KB Insurance Co., Ltd. and others.

(d)	Remeasurements of the net defined benefit liabilities (assets) included in other comprehensive income (loss) for the three-month periods ended March 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Remeasurements of the net defined benefit liabilities	~~W~~	(2,913)	(6,419)
Tax effect		776	2,296

Remeasurements of the net defined benefit liabilities, net of income tax	~~W~~	(2,137)	(4,123)

13.	Provisions and Other Liabilities

(a)	Changes in provisions for the three-month period ended March 31, 2019 are as follows:

(In millions of won)
	Litigations and claims		Warranties (*)	Refund	Total
Balance at January 1, 2019	~~W~~	—	122,088	8,930	131,018

Additions		2,108	97,240	931	100,279
Usage		—	(83,005)	—	(83,005)

Balance at March 31, 2019	~~W~~	2,108	136,323	9,861	148,292

Current	~~W~~	2,108	98,600	9,861-	110,569
Non-current	~~W~~	—	37,723	—	37,723

(*)

The provision for warranties covers defective products and is normally applicable for 18~36 months from the date of purchase. The warranty liability is calculated by using historical and anticipated rates of warranty claims, and costs per claim to satisfy the Group’s warranty obligation.

(b)	Other liabilities as of March 31, 2019 and December 31, 2018 are as follows:

(In millions of won)
	March 31, 2019		December 31, 2018
Current liabilities
Withholdings	~~W~~	30,945	30,970
Unearned revenues		9,792	43,841
Security deposits		2,375	165

	~~W~~	43,112	74,976

Non-current liabilities
Long-term accrued expenses	~~W~~	82,557	80,817
Long-term other accounts payable		3,164	3,103
Long-term unearned revenues		1,728	2,116
Security deposits		8,450	10,790

	~~W~~	95,899	96,826

14.	Contingencies and Commitments

(a)	Legal Proceedings

Anti-trust Litigations

Claims alleging damages were filed against the Group and other TFT-LCD manufacturers seeking compensation for the effects of the companies’ participation in a cartel, as found by the European Commission’s decision in December 2010. While the Group continues its vigorous defense of the various pending proceedings described above, management’s assessment of the facts and circumstances could change based upon new information, intervening events and the final outcome of the cases. Consequently, the actual results could be materially different from management’s current estimates.

Others

The Group is involved in various disputes in addition to pending proceedings described above. The Group cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the disputes.

(b)	Commitments

Factoring and securitization of accounts receivable

The Controlling Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 1,610 million (~~W~~1,831,858 million) in connection with the Controlling Company’s export sales transactions with its subsidiaries. As of March 31, 2019, no short-term borrowings were outstanding in connection with these agreements. In connection with all of the contracts in this paragraph, the Controlling Company has sold its accounts receivable with recourse.

14.	Contingencies and Commitments, Continued

The Controlling Company and overseas subsidiaries entered into agreements with financial institutions for accounts receivables sales negotiating facilities. The respective maximum amount of accounts receivables sales and the amount of sold accounts receivables before maturity by contract are as follows:

(In millions of USD and KRW)
Classification	Financial institutions	Maximum			Not yet due
		Contractual amount		KRW equivalent	Contractual amount		KRW equivalent
Controlling Company	Shinhan Bank	KRW	90,000	90,000		—	—
		USD	25	28,445		—	—
	Sumitomo Mitsui Banking Corporation	USD	20	22,756		—	—
	Bank of Tokyo-Mitsubishi UFJ	KRW	130,000	130,000	KRW	26,770	26,770
		USD	40	45,512		—	—
	BNP Paribas	USD	200	227,560	USD	29	32,373
	ING Bank	USD	150	170,670	USD	34	38,713

		USD	435		USD	63
		KRW	220,000	714,943	KRW	26,770	97,856

Subsidiaries
LG Display Singapore Pte. Ltd.	Standard Chartered Bank	USD	300	341,340	USD	83	93,991

LG Display Taiwan Co., Ltd.	BNP Paribas	USD	52	59,166	USD	2	2,617
	Australia and New Zealand Banking Group Ltd.	USD	70	79,646	USD	10	11,378
	Taishin International Bank	USD	289	328,824	USD	30	34,135

LG Display Germany GmbH	Citibank	USD	160	182,048		—	—
	BNP Paribas	USD	75	85,335		—	—

LG Display America, Inc.	Hongkong & Shanghai Banking Corp.	USD	400	455,120	USD	110	125,158
	Standard Chartered Bank	USD	600	682,680	USD	230	261,696
	Sumitomo Mitsui	USD	80	91,024	USD	6	6,827
	Banking Corporation

LG Display Japan Co., Ltd.	Sumitomo Mitsui	USD	20	22,756		—	—

	Banking Corporation	USD	2,046	2,327,939	USD	471	535,802

		USD	2,481		USD	534
		KRW	220,000	3,042,882	KRW	26,770	633,658

In connection with all of the contracts in the above table, the Controlling Company has sold its accounts receivable without recourse.

14.	Contingencies and Commitments, Continued

Letters of credit

As of March 31, 2019, the Controlling Company has agreements in relation to the opening of letters of credit up to USD 30 million (~~W~~34,134 million) with KEB Hana Bank, USD 80 million (~~W~~91,024 million) with Bank of China and USD 50 million (~~W~~56,890 million) with Sumitomo Mitsui Banking Corporation.

Payment guarantees

The Controlling Company obtained payment guarantees amounting to USD 1,475 million (~~W~~1,678,255 million) from KEB Hana Bank and others for advance received related to the long-term supply agreements. The Controlling Company also obtained payment guarantees amounting to USD 306 million (~~W~~347,953 million) from Korea Development Bank for foreign currency denominated bonds and USD 7 million (~~W~~7,965 million) from Shinhan Bank for value added tax payments in Poland.

LG Display (China) Co., Ltd. and other subsidiaries are provided with payment guarantees from the China Construction Bank Corporation and other various banks amounting to CNY 937 million (~~W~~158,025 million), JPY 900 million (~~W~~9,254 million), EUR 2.5 million (~~W~~3,194 million), VND 41,214 million (~~W~~2,019 million), USD 0.5 million (~~W~~569 million) and PLN 0.1 million (~~W~~30 million), respectively, for their local tax payments and utility payments.

License agreements

As of March 31, 2019, in relation to its LCD business, the Group has technical license agreements with Hitachi Display, Ltd. and others and has a trademark license agreement with LG Corp.

Long-term supply agreement

As of March 31, 2019, in connection with long-term supply agreements with customers, the Controlling Company recognized USD 1,375 million (~~W~~1,564,475 million) in advances received. The advances received will be offset against outstanding accounts receivable balances after a given period of time, as well as those arising from the supply of products thereafter. The Controlling Company received payment guarantees amounting to USD 1,475 million (~~W~~1,678,255 million) from KEB Hana Bank and other various banks relating to advances received.

15.	Capital and Reserves

(a)	Share capital

The Controlling Company is authorized to issue 500,000,000 shares of capital stock (par value ~~W~~5,000), and as of March 31, 2019 and December 31, 2018, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2018 to March 31, 2019.

(b)	Reserves

Reserves consist mainly of the following:

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

Other comprehensive income (loss) from associates

The other comprehensive income (loss) from associates comprises the amount related to change in equity of investments in equity accounted investees.

Reserves as of March 31, 2019 and December 31, 2018 are as follows:

(In millions of won)
	March 31, 2019		December 31, 2018
Foreign currency translation differences for foreign operations	~~W~~	(118,119)	(272,474)
Other comprehensive loss from associates		(28,094)	(28,494)

	~~W~~	(146,213)	(300,968)

16.	Revenue

Details of revenue for the three-month periods ended March 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Sales of goods	~~W~~	5,869,005	5,664,450
Royalties		3,569	5,408
Others		6,207	5,306

	~~W~~	5,878,781	5,675,164

17.	Geographic and Other Information

The following is a summary of sales by region based on the location of the customers for the three-month periods ended March 31, 2019 and 2018.

(a)	Revenue by geography

(In millions of won)
Region	2019		2018
Domestic	~~W~~	393,773	434,113
Foreign
China		3,753,565	3,596,291
Asia (excluding China)		610,595	402,274
America		490,183	613,913
Europe (excluding Poland) 685,232		343,195	346,052
Poland		287,470	282,521

	~~W~~	5,485,008	5,241,051

	~~W~~	5,878,781	5,675,164

Sales to Company A and Company B amount to ~~W~~2,040,447 million and ~~W~~1,276,564 million, respectively, for the three-month period ended March 31, 2019 (the three-month period ended March 31, 2018: ~~W~~1,746,536 million and ~~W~~1,376,329 million). The Group’s top ten end-brand customers together accounted for 80% of sales for the three-month period ended March 31, 2019 (the three-month period ended March 31, 2018: 78%).

17.	Geographic and Other Information, Continued

(b)	Non-current assets by geography

(In millions of won)
Region	March 31, 2019			December 31, 2018
	Property, plant and equipment		Intangible assets	Property, plant and equipment	Intangible assets
Domestic	~~W~~	15,091,080	814,983	14,984,688	816,808
Foreign
China		6,079,935	23,126	5,049,216	12,332
Others		1,936,209	148,279	1,566,226	158,502

	~~W~~	8,016,144	171,405	6,615,442	170,834

	~~W~~	23,107,224	986,388	21,600,130	987,642

(c)	Revenue by product and services

(In millions of won)
Product	2019		2018
Televisions	~~W~~	2,123,180	2,413,750
Desktop monitors		982,022	936,031
Tablet products		694,230	476,129
Notebook computers		625,658	589,699
Mobile and others		1,453,691	1,259,555

	~~W~~	5,878,781	5,675,164

18.	The Nature of Expenses and Others

The classification of expenses by nature for the three-month periods ended March 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Changes in inventories	~~W~~	61,363	(301)
Purchases of raw materials, merchandise and others		3,159,971	2,748,830
Depreciation and amortization		811,240	910,075
Outsourcing fees		213,665	269,017
Labor costs		787,001	857,684
Supplies and others		206,024	244,164
Utility		219,628	221,269
Fees and commissions		181,033	191,706
Shipping costs		53,705	54,425
Advertising		14,464	14,944
Warranty		97,240	35,647
Travel		23,384	26,130
Taxes and dues		32,268	28,687
Others		163,483	181,613

	~~W~~	6,024,469	5,783,890

Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign exchange differences.

19.	Selling and Administrative Expenses

Details of selling and administrative expenses for the three-month periods ended March 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Salaries	~~W~~	86,023	91,063
Expenses related to defined benefit plans		8,126	7,484
Other employee benefits		22,486	23,072
Shipping costs		45,140	45,871
Fees and commissions		57,493	48,697
Depreciation		54,355	39,795
Taxes and dues		16,506	13,107
Advertising		14,464	14,944
Warranty		97,240	35,647
Rent		610	6,649
Insurance		2,646	2,883
Travel		5,491	6,178
Training		3,336	2,567
Others		17,749	17,331

	~~W~~	431,665	355,288

20.	Personnel Expenses

Details of personnel expenses for the three-month periods ended March 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Salaries and wages	~~W~~	656,194	713,434
Other employee benefits		123,601	138,184
Contributions to National Pension plan		18,150	18,807
Expenses related to defined benefit plan and defined contribution plan		49,238	51,801

	~~W~~	847,183	922,226

21.	Other Non-operating Income and Expenses

(a)	Details of other non-operating income for the three-month periods ended March 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Foreign currency gain	~~W~~	241,793	220,470
Gain on disposal of property, plant and equipment		3,290	4,006
Gain on disposal of intangible assets		552	239
Reversal of impairment loss on intangible assets		215	130
Rental income		626	333
Others		918	2,464

	~~W~~	247,394	227,642

(b)	Details of other non-operating expenses for the three-month periods ended March 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Foreign currency loss	~~W~~	210,583	202,434
Loss on disposal of property, plant and equipment		6,919	8,405
Loss on disposal of intangible assets		18	—
Impairment loss on property, plant and equipment		4,182	—
Impairment loss on intangible assets		—	37
Donations		14	1,866
Other bad debt expense		398	45
Expenses related to legal proceedings or claims and others		2,140	50

	~~W~~	224,254	212,837

22.	Finance Income and Finance Costs

Finance income and costs recognized in profit and loss for the three-month periods ended March 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Finance income
Interest income	~~W~~	10,798	19,469
Foreign currency gain		18,278	101,492
Gain on transaction of derivatives		5,385	36
Gain on valuation of derivatives		25,345	—
Gain on valuation of financial asset at fair value through profit or loss		4	—

	~~W~~	59,810	120,997

Finance costs
Interest expense	~~W~~	18,701	22,759
Foreign currency loss		53,766	106,304
Loss on sale of trade accounts and notes receivable		6,303	345
Loss on transaction of derivatives		—	38
Loss on valuation of derivatives		—	242
Loss on valuation of financial asset at fair value through profit or loss		3,960	—
Others		967	673

	~~W~~	83,697	130,361

23.	Income Taxes

(a)	Details of income tax expense (benefit) for the three-month periods ended March 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Current tax expense	~~W~~	29,110	49,384
Deferred tax benefit		(95,128)	(96,177)

Income tax benefit	~~W~~	(66,018)	(46,793)

(b)	Deferred Tax Assets and Liabilities

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the deferred tax assets at the reporting date will be realized with the Group’s estimated future taxable income.

Deferred tax assets and liabilities as of March 31, 2019 and December 31, 2018 are attributable to the following:

(In millions of won)	Assets			Liabilities		Total
	March, 31, 2019		December, 31, 2018	March, 31, 2019	December, 31, 2018	March, 31, 2019	December, 31, 2018
Other accounts receivable, net	~~W~~	—	—	(3,179)	(1,013)	(3,179)	(1,013)
Inventories, net		66,323	60,606	—	—	66,323	60,606
Defined benefit liabilities, net		6,680	—	—	—	6,680	—
Investments in subsidiaries and associates		10,526	13,404	—	—	10,526	13,404
Accrued expenses		135,209	126,072	—	—	135,209	126,072
Property, plant and equipment		448,396	445,721	(3,814)	(1,495)	444,582	444,226
Intangible assets		2,717	3,468	(14,226)	(14,588)	(11,509)	(11,120)
Provisions		36,289	32,468	(3,755)	—	32,534	32,468
Gain or loss on foreign currency translation, net		13	13	—	—	13	13
Others		25,217	20,850	(735)	(7,665)	24,482	13,185
Tax losses		171,562	134,845	—	—	171,562	134,845
Tax credit carryforwards		339,760	308,393	—	—	339,760	308,393

Deferred tax assets (liabilities)	~~W~~	1,242,692	1,145,840	(25,709)	(24,761)	1,216,983	1,121,079

24.	Loss Per Share

(a)	Basic loss per share for the three-month periods ended March 31, 2019 and 2018 are as follows:

(In won and No. of shares)	2019		2018
Loss attributable to owners of the Controlling Company	~~W~~	(60,933,209,389)	(59,453,887,501)
Weighted-average number of common stocks outstanding		357,815,700	357,815,700

Loss per share	~~W~~	(170)	(166)

For the three-month periods ended March 31, 2019 and 2018, there were no events or transactions that resulted in changes in the number of common stocks used for calculating loss per share.

(b)	Diluted loss per share for the three-month periods ended March 31, 2019 and 2018 are not calculated since there was no potential common stock.

25.	Financial Risk Management

The Group is exposed to credit risk, liquidity risk and market risks. The Group identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below an acceptable level.

(a)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices, will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

(i)	Currency risk

The Group is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Controlling Company, Korean won (KRW). The currencies in which these transactions primarily are denominated are USD, CNY, JPY, etc.

Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Group, primarily KRW, USD and CNY.

In respect of other monetary assets and liabilities denominated in foreign currencies, the Group adopts policies to ensure that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances. Meanwhile, the Group entered into currency interest rate swap contracts to hedge currency risk with respect to foreign currency denominated borrowings and bonds.

25.	Financial Risk Management, Continued

i)	Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts as of March 31, 2019 and December 31, 2018 is as follows:

(In millions)	March 31, 2019
	USD	JPY	CNY	TWD	EUR	PLN	VND
Cash and cash equivalents	580	1,805	7,070	67	3	233	1,146,984
Trade accounts and notes receivable	2,607	14	780	—	—	6	—
Non-trade receivables	21	798	180	3	2	3	8,730
Other assets denominated in foreign currencies	90	2,047	5,460	222	11	22	2,794
Trade accounts and notes payable	(654)	(11,491)	(2,512)	—	—	4	(246,686)
Other accounts payable	(1,047)	(20,459)	(2,606)	(3)	(4)	(6)	(603,287)
Financial liabilities	(2,875)	—	(11,457)	—	—	—	—

Aggregate notional amounts	(1,278)	(27,286)	(3,085)	289	12	262	308,535

Currency interest swap contracts	1,535	—	—	—	—	—	—

Net exposure	257	(27,286)	(3,085)	289	12	262	308,535

25.	Financial Risk Management, Continued

(In millions)	December 31, 2018
	USD	JPY	CNY	TWD	EUR	PLN	VND
Cash and cash equivalents	790	83	5,515	121	8	206	2,070,889
Trade accounts and notes receivable	2,175	7	1,098	—	—	—	—
Non-trade receivables	21	852	201	3	4	—	23,182
Other assets denominated in foreign currencies	33	220	11,157	108	12	23	2,782
Trade accounts and notes payable	(863)	(12,501)	(2,862)	—	—	—	(355,390)
Other accounts payable	(928)	(20,326)	(4,762)	(6)	(3)	(4)	(1,585,130)
Financial liabilities	(2,571)	—	(5,198)	—	—	—	—

Aggregate notional amounts	(1,343)	(31,665)	5,149	226	21	225	156,333

Currency interest swap contracts	780	—	—	—	—	—	—

Net exposure	(563)	(31,665)	5,149	226	21	225	156,333

Average exchange rates applied for the three-month periods ended March 31, 2019 and 2018 and the exchange rates at March 31, 2019 and December 31, 2018 are as follows:

(In won)	Average rate			Reporting date spot rate
	2019		2018	March 31, 2019	December 31, 2018
USD	~~W~~	1,124.40	1,072.66	1,137.80	1,118.10
JPY		10.22	9.90	10.28	10.13
CNY		166.47	168.62	168.74	162.76
TWD		36.48	36.59	36.86	36.58
EUR		1,277.12	1,317.33	1,277.46	1,279.16
PLN		296.99	315.20	297.35	297.33
VND		0.0485	0.0472	0.0490	0.0482

25.	Financial Risk Management, Continued

ii)	Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Group’s assets or liabilities denominated in a foreign currency as of March 31, 2019 and December 31, 2018, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considers to be reasonably possible as of the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

(In millions of won)	March 31, 2019			December 31, 2018
	Equity		Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	~~W~~	(12,528)	71,613	(46,136)	38,725
JPY (5 percent weakening)		(10,290)	(9,855)	(12,060)	(10,497)
CNY (5 percent weakening)		(26,090)	133	41,779	318
TWD (5 percent weakening)		531	1	413	1
EUR (5 percent weakening)		691	77	1,197	390
PLN (5 percent weakening)		3,847	120	3,451	(236)
VND (5 percent weakening)		548	548	273	273

A stronger won against the above currencies as of March 31, 2019 and December 31, 2018 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

(ii)	Interest rate risk

Interest rate risk arises principally from the Group’s debentures and borrowings. The Group establishes and applies its policy to reduce uncertainty arising from fluctuations in the interest rate and to minimize finance cost and manages interest rate risk by monitoring of trends of fluctuations in interest rate and establishing plan for countermeasures. Meanwhile, the Group entered into currency interest swap contracts amounting to ~~W~~1,405,183 million in notional amount to hedge interest rate risk with respect to variable rate foreign currency denominated borrowings.

i)	Profile

The interest rate profile of the Group’s interest-bearing financial instruments as of March 31, 2019 and December 31, 2018 is as follows:

(In millions of won)	March 31, 2019		December 31, 2018
Fixed rate instruments
Financial assets	~~W~~	2,482,778	2,443,583
Financial liabilities		(5,678,810)	(5,033,515)

	~~W~~	(3,196,032)	(2,589,932)

Variable rate instruments
Financial liabilities	~~W~~	(5,021,935)	(3,525,262)

25.	Financial Risk Management, Continued

ii)	Equity and profit or loss sensitivity analysis for variable rate instruments

As of March 31, 2019 and December 31, 2018, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for each 12-month period following the reporting dates. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)	Equity			Profit or loss
	1%p increase		1%p decrease	1%p increase	1%p decrease
March 31, 2019
Variable rate instruments	~~W~~	(26,221)	26,221	(26,221)	26,221
December 31, 2018
Variable rate instruments	~~W~~	(25,558)	25,558	(25,558)	25,558

(b)	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers.

The Group’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management believes that the default risk of the country in which each customer operates, do not have a significant influence on credit risk since the majority of the customers are global electronic appliance manufacturers operating in global markets.

The Group establishes credit limits for each customer and each new customer is analyzed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

In relation to the impairment of financial assets, the Group recognizes expected credit loss and its changes at each reporting date subsequent to initial recognition of financial asset.

25.	Financial Risk Management, Continued

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of March 31, 2019 and December 31, 2018 are as follows:

(In millions of won)
	March 31, 2019		December 31, 2018
Financial Assets Carried at Amortized Cost
Cash and cash equivalents	~~W~~	2,404,196	2,365,022
Deposits in banks		78,411	78,411
Trade accounts and notes receivable		3,386,265	2,829,163
Non-trade receivables		99,664	159,238
Accrued income		19,082	10,075
Deposits		66,905	91,123
Short-term loans		20,255	16,116
Long-term loans		48,730	55,048
Long-term non-trade receivables		10,853	11,448
Lease receivables		32,514	—

	~~W~~	6,166,875	5,615,644
Financial Assets at Fair Value through Profit or Loss
Convertible bonds	~~W~~	1,327	1,327
Derivatives		28,217	13,059

	~~W~~	29,544	14,386
Financial Assets at Fair Value through Other Comprehensive Income
Debt instruments	~~W~~	182	161

	~~W~~	6,196,601	5,630,191

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the sales and investing activities. Trade accounts and notes receivables are insured in order to manage credit risk and uninsured trade accounts and notes receivables are managed in accordance with the Group’s management policy.

25.	Financial Risk Management, Continued

(c)	Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or other financial assets. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

The Group has historically been able to satisfy its cash requirements from cash flows from operations and debt and equity financing. To the extent that the Group does not generate sufficient cash flows from operations to meet its capital requirements, the Group may rely on other financing activities, such as external long-term borrowings and offerings of debt instruments, equity-linked and other debt instruments. In addition, the Group maintains a line of credit with various banks.

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of March 31, 2019.

(In millions of won)			Contractual cash flows
	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities:
Unsecured bank borrowings	~~W~~	7,973,030	8,902,782	580,622	699,460	1,507,036	5,712,446	403,218
Unsecured bond issues		2,727,715	2,953,153	294,777	331,349	664,059	1,523,858	139,110
Trade accounts and notes payable		2,970,179	2,970,179	2,970,179	—	—	—	—
Other accounts payable		3,333,945	3,333,945	3,332,897	1,048	—	—	—
Long-term other accounts payable		3,164	3,164	—	—	2,121	1,043	—
Security deposits		10,825	10,825	85	2,290	8,450	—	—
Lease liabilities		110,274	118,445	30,986	24,247	27,858	24,297	11,057
Derivative financial liabilities
Derivative financial liabilities		15,571	(36,787)	—	—	(8,722)	(28,065)	—

	~~W~~	17,144,703	18,255,706	7,209,546	1,058,394	2,200,802	7,233,579	553,385

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

25.	Financial Risk Management, Continued

(d)	Capital management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders.

(In millions of won)
	March 31, 2019		December 31, 2018
Total liabilities	~~W~~	20,098,447	18,289,464
Total equity		15,289,534	14,886,246
Cash and deposits in banks (*1)		2,482,596	2,443,422
Borrowings (including bonds)		10,700,745	8,558,777
Total liabilities to equity ratio		131%	123%
Net borrowings to equity ratio (*2)		54%	41%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and current deposits in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds and excluding lease liabilities) less cash and current deposits in banks by total equity.

25.	Financial Risk Management, Continued

(e)	Determination of fair value

(i)	Measurement of fair value

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

i)	Current Assets and Liabilities

The carrying amounts approximate fair value because of the short maturity of these instruments.

ii)	Trade Receivables and Other Receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes. The carrying amounts of short-term receivables approximate fair value.

iii)	Investments in Equity and Debt Instruments

The fair value of Marketable financial assets at FVTPL and FVOCI is determined by reference to their quoted closing bid price at the reporting date. The fair value of non-marketable instruments is determined using valuation methods.

iv)	Non-derivative Financial Liabilities

Fair value, which is determined for disclosure purposes, except for the liabilities at FVTPL, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

25.	Financial Risk Management, Continued

(ii)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the condensed consolidated interim statements of financial position as of March 31, 2019 and December 31, 2018 are as follows:

(In millions of won)
	March 31, 2019				December 31, 2018
	Carrying amounts		Fair Values		Carrying amounts	Fair Values
Financial Assets carried at amortized cost
Cash and cash equivalents	~~W~~	2,404,196	(	*)	2,365,022	(	*)
Deposits in banks		78,411	(	*)	78,411	(	*)
Trade accounts and notes receivable		3,386,265	(	*)	2,829,163	(	*)
Non-trade receivables		99,664	(	*)	159,238	(	*)
Accrued income		19,082	(	*)	10,075	(	*)
Deposits		66,905	(	*)	91,123	(	*)
Short-term loans		20,255	(	*)	16,116	(	*)
Long-term loans		48,730	(	*)	55,048	(	*)
Long-term non-trade receivables		10,853	(	*)	11,448	(	*)
Lease receivables		32,514	(	*)	—	—
Financial Assets at Fair Value through Profit or Loss
Equity instruments	~~W~~	9,890	9,890		13,681	13,681
Convertible bonds		1,327	1,327		1,327	1,327
Derivatives		28,217	28,217		13,059	13,059
Financial Assets at Fair Value through Other Comprehensive Income
Debt instruments	~~W~~	182	182		161	161
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	15,571	15,571		25,758	25,758
Liabilities carried at amortized cost
Secured bank borrowings	~~W~~	—	—		268,093	268,093
Unsecured bank borrowings		7,973,030	8,035,928		5,958,427	6,013,903
Unsecured bond issues		2,727,715	2,789,018		2,332,257	2,384,987
Trade accounts and notes payable		2,970,179	(	*)	3,087,461	(	*)
Other accounts payable		3,333,945	(	*)	3,566,629	(	*)
Long-term other accounts payable		3,164	(	*)	3,103	(	*)
Security deposits		10,825	(	*)	10,955	(	*)
Lease liabilities		110,274	(	*)	—	—

(*)	Excluded from disclosures as the carrying amount approximates fair value.

25.	Financial Risk Management, Continued

(iii)	Fair values of financial assets and liabilities

i)	Fair value hierarchy

The table below analyzes financial instruments carried at fair value based on the input variables used in the valuation method to measure fair value of assets and liabilities. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

ii)	Financial instruments measured at fair value

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of March 31, 2019 and December 31, 2018 are as follows:

(In millions of won)
	Level 1		Level 2	Level 3	Total
March 31, 2019
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	9,890	9,890
Convertible bonds		—	—	1,327	1,327
Derivatives		—	—	28,217	28,217
Financial asset at fair value through other comprehensive income
Debt instruments	~~W~~	182	—	—	182
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	—	15,571	15,571

(In millions of won)
	Level 1		Level 2	Level 3	Total
December 31, 2018
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	13,681	13,681
Convertible bonds		—	—	1,327	1,327
Derivatives		—	—	13,059	13,059
Financial asset at fair value through other comprehensive income
Debt instruments	~~W~~	161	—	—	161
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	—	25,758	25,758

25.	Financial Risk Management, Continued

iii)	Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of March 31, 2019 and December 31, 2018 are as follows:

(In millions of won)	March 31, 2019				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Unsecured bank borrowings	~~W~~	—	—	8,035,928	Discounted cash flow	Discount rate
Unsecured bond issues		—	—	2,789,018	Discounted cash flow	Discount rate

(In millions of won)	December 31, 2018				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Secured bank borrowings	~~W~~	—	—	268,093	Discounted cash flow	Discount rate
Unsecured bank borrowings		—	—	6,013,903	Discounted cash flow	Discount rate
Unsecured bond issues		—	—	2,384,987	Discounted cash flow	Discount rate

iv)	The discount rates applied for determination of the above fair value as of March 31, 2019 and December 31, 2018 are as follows:

	March 31, 2019	December 31, 2018
Borrowings, bonds and others	2.08~3.72%	2.09~3.37%

26.	Changes in liabilities arising from financing activities

Changes in liabilities arising from financing activities for the three-month period ended March 31, 2019 are as follows:

(In millions of won)
	January 1, 2019			Non-cash transactions
			Cash flows from financing activities	Reclassification	Gain or loss on foreign currency translation	Effective interest adjustment	Others	March 31, 2019
Short-term borrowings	~~W~~	—	499,819	—	7,516	—	—	507,335
Current portion of long-term borrowings and bonds		1,553,907	(541,391)	18,138	11,331	155	—	1,042,140
Long-term borrowings		5,232,271	1,682,466	(18,138)	86,769	—	—	6,983,368
Bonds		1,772,599	388,447	—	5,760	1,096	—	2,167,902
Lease liabilities		—	(14,325)	—	669	948	122,982	110,274

	~~W~~	8,558,777	2,015,016	—	112,045	2,199	122,982	10,811,019

27.	Related Parties and Others

(a)	Related parties

Related parties as of March 31, 2019 are as follows:

Classification	Description
Associates(*)	Paju Electric Glass Co., Ltd. and others
Entity that has significant influence over the Controlling Company	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Controlling Company	Subsidiaries of LG Electronics Inc.

(*)	Details of associates are described in note 8.

27.	Related Parties and Others, Continued

(b)

Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the three-month periods ended March 31, 2019 and 2018 are as follows:

(In millions of won)	2019
	Sales and others			Purchase and others
			Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates
INVENIA Co., Ltd.	~~W~~	—	180	343	28,204	—	53
AVATEC Co., Ltd.		—	265	—	—	21,157	201
Paju Electric Glass Co., Ltd.		—	6,057	90,616	—	—	964
WooRee E&L Co., Ltd.		—	—	1,305	—	—	1
YAS Co., Ltd.		—	1,000	1,647	80,418	—	958
Material Science Co., Ltd.		—	—	—	—	—	313

	~~W~~	—	7,502	93,911	108,622	21,157	2,490

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	285,534	—	3,833	422,275	—	28,042
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	22,864	—	—	—	—	1
LG Electronics Vietnam Haiphong Co., Ltd.		62,783	—	—	1,515	—	121
LG Electronics Nanjing New Technology Co., Ltd.		56,558	—	—	29	—	99

27.	Related Parties and Others, Continued

(In millions of won)	2019
	Sales and others			Purchase and others
			Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics RUS, LLC	~~W~~	26,978	—	—	—	—	743
LG Electronics do Brasil Ltda.		43,354	—	—	—	—	45
LG Innotek Co., Ltd.		3,033	—	15,560	—	—	24,731
Qingdao LG Inspur Digital Communication Co., Ltd.		2,588	—	—	—	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		20,417	—	—	—	—	—
LG Electronics Mexicalli S.A. DE C.V.		38,472	—	—	—	—	27
LG Electronics Mlawa Sp. z o.o.		191,510	—	—	—	—	575
LG Electronics Taiwan Taipei Co., Ltd.		2,683	—	—	—	—	89
LG Hitachi Water Solutions Co., Ltd.		—	—	—	27,508	—	—
LG Electronics Reynosa S.A. DE C.V.		168,014	—	—	—	—	258
LG Electronics Air-Conditioning (Shandong) Co., Ltd.		—	—	33	4,014	—	17
HiEntech Co., Ltd.		18	—	—	3,666	—	7,111
HiEntech (Tianjin) Co., Ltd.		—	—	—	4,055	—	5,674
LG Electronics S.A. (Pty) Ltd		1,728	—	—	—	—	5
LG Electronics Egypt S.A.E.		27,913	—	—	—	—	—
LG Electronics Alabama Inc.		2,563	—	—	—	—	—
LG Electronics Japan, Inc.		—	—	—	3	—	1,552
LG Electronics USA Inc.		2,570	—	—	—	—	—
Others		543	—	1	—	—	1,592

	~~W~~	674,589	—	15,594	40,790	—	42,640

	~~W~~	960,123	7,502	113,338	571,687	21,157	73,172

27.	Related Parties and Others, Continued

(In millions of won)	2018
	Sales and others			Purchase and others
			Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates
INVENIA Co., Ltd.	~~W~~	—	30	270	7,902	—	72
AVATEC Co., Ltd.		—	530	—	—	17,773	119
Paju Electric Glass Co., Ltd.		—	4,172	92,497	—	—	920
WooRee E&L Co., Ltd.		—	—	—	—	—	47
YAS Co., Ltd.		—	—	760	12,417	—	794
LB Gemini New Growth Fund No. 16		—	540	—	—	—	—

	~~W~~	—	5,272	93,527	20,319	17,773	1,952

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	363,699	—	11,113	221,371	—	19,114
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	8,355	—	—	—	—	13
LG Electronics Vietnam Haiphong Co., Ltd.		32,988	—	—	1,214	—	2
LG Electronics Nanjing New Technology Co., Ltd.		71,483	—	—	18	—	125

27.	Related Parties and Others, Continued

(In millions of won)	2018
	Sales and others			Purchase and others
			Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics RUS, LLC	~~W~~	15,328	—	—	—	—	320
LG Electronics do Brasil Ltda.		86,005	—	—	—	—	104
LG Innotek Co., Ltd.		6,950	—	39,616	—	—	11,082
Qingdao LG Inspur Digital Communication Co., Ltd.		7,656	—	—	—	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		33,987	—	—	—	—	—
LG Electronics Mexicalli S.A. DE C.V.		55,028	—	—	—	—	54
LG Electronics Mlawa Sp. z o.o.		172,622	—	—	—	—	72
LG Hitachi Water Solutions Co., Ltd.		—	—	—	119,537	—	491
LG Electronics Reynosa S.A. DE C.V.		246,928	—	—	—	—	898
HiEntech Co., Ltd.		—	—	—	5,230	—	7,935
HiEntech (Tianjin) Co., Ltd.		—	—	—	7,541	—	10,243
Others		8,537	—	6	—	—	2,867

	~~W~~	745,867	—	39,622	133,540	—	34,206

	~~W~~	1,109,566	5,272	144,262	375,230	17,773	55,272

27.	Related Parties and Others, Continued

(c)	Trade accounts and notes receivable and payable and others as of March 31, 2019 and December 31, 2018 are as follows:

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	March 31, 2019		December 31, 2018	March 31, 2019	December 31, 2018
Associates
INVENIA Co., Ltd.	~~W~~	3,180	2,000	37,040	30,179
AVATEC Co., Ltd.		265	—	5,523	4,382
Paju Electric Glass Co., Ltd.		6,057	—	63,306	60,566
WooRee E&L Co., Ltd.		—	—	1,296	7
YAS Co., Ltd.		1,000	—	93,612	6,145

	~~W~~	10,502	2,000	200,777	101,279

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	289,267	247,679	501,669	430,677
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics do Brasil Ltda.	~~W~~	20,490	15,608	23	62
LG Electronics RUS, LLC		14,673	22,570	508	90
LG Innotek Co., Ltd.		1,123	2,885	55,571	47,382
Inspur LG Digital Mobile Communications Co., Ltd.		21,175	13,172	—	—
LG Electronics Mexicalli S.A. DE C.V.		20,805	15,305	—	—
LG Electronics Mlawa Sp. z o.o.		125,806	70,236	123	33
LG Electronics Nanjing New Technology Co., Ltd.		37,228	43,463	942	139

27.	Related Parties and Others, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	March 31, 2019		December 31, 2018	March 31, 2019	December 31, 2018
LG Electronics Reynosa S.A. DE C.V.	~~W~~	93,527	69,189	130	134
LG Electronics Vietnam Haiphong Co., Ltd.		40,461	25,544	1,986	—
LG Hitachi Water Solutions Co., Ltd.		—	9,100	59,028	50,425
HiEntech (Tianjin) Co., Ltd.		—	—	6,826	16,345
HiEntech Co., Ltd.		—	—	6,848	16,816
LG Electronics India Pvt. Ltd.		14,321	9,047	—	29
LG Electronics Egypt S.A.E.		18,760	10,296	—	—
LG Electronics Air-Conditioning (Shandong) Co., Ltd.		—	—	7,508	17,654
Others		7,287	8,793	1,204	1,246

	~~W~~	415,656	315,208	140,697	150,355

	~~W~~	715,425	564,887	843,143	682,311

27.	Related Parties and Others, Continued

(d)

Details of significant cash transactions such as loans and collection of loans, which occurred in the normal course of business with related parties for the three-month periods ended March 31, 2019 and 2018 are as follows:

(In millions of won)
	2019			2018
Associates	Loans		Collection of loans	Loans	Collection of loans
INVENIA Co., Ltd.	~~W~~	1,000	—	—	125
YAS Co., Ltd.		—	—	—	125

	~~W~~	1,000	—	—	250

27.	Related Parties and Others, Continued

(e)	Conglomerate Transactions

Transactions, trade accounts and notes receivable and payable, and others between the Group and certain companies and their subsidiaries, which are included in LG Group, one of conglomerates according to the Monopoly Regulation and Fair Trade Act for the three-month periods ended March 31, 2019 and 2018 and as of March 31, 2019 and December 31, 2018 are as follows. These entities are not affiliates according to K-IFRS No. 1024, Related Party Disclosures.

(In millions of won)
	For the three-month period ended March 31, 2019			March 31, 2019
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG International Corp. and its subsidiaries	~~W~~	195,200	118,145	149,635	180,958
LG Uplus Corp.		—	560	—	207
LG Chem Ltd. and its subsidiaries		721	286,607	759	232,131
S&I Corp. and its subsidiaries (Formerly, Serveone)		84	329,563	21,362	398,048
Silicon Works Co., Ltd.		92	150,292	101	158,020
LG Corp.		—	13,273	13,201	5,583
LG Management Development Institute		—	2,470	3,480	435
LG CNS Co., Ltd. and its subsidiaries		5	35,922	2	38,435
LG Household & Health Care and its subsidiaries		—	95	—	2
LG Holdings Japan Co., Ltd.		—	492	2,185	—
G2R Inc. and its subsidiaries		—	1,064	—	1,608
Robostar Co., Ltd.		—	5,347	—	5,833

	~~W~~	196,102	943,830	190,725	1,021,260

27.	Related Parties and Others, Continued

(In millions of won)
	For the three-month period ended March 31, 2018			December 31, 2018
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG International Corp. and its subsidiaries	~~W~~	200,628	413,836	83,011	146,836
LG Uplus Corp.		—	224	—	178
LG Chem Ltd. and its subsidiaries		1,564	296,701	173	184,357
Serveone and its subsidiaries		104	475,968	21,307	510,132
Silicon Works Co., Ltd.		—	143,295	—	140,694
LG Corp.		—	12,791	11,246	—
LG Management Development Institute		—	2,813	3,480	441
LG CNS Co., Ltd. and its subsidiaries		—	37,813	1	95,703
LG Hausys Ltd.		1,110	1	—	3
LG Household & Health Care and its subsidiaries		—	12	—	—
LG Holdings Japan Co., Ltd.		—	456	2,037	—
G2R Inc. and its subsidiaries		—	4,041	—	19,773
Robostar Co., Ltd.		—	—	—	2,723

	~~W~~	203,406	1,387,951	121,255	1,100,840

27.	Related Parties and Others, Continued

(f)	Key management personnel compensation

Compensation costs of key management for the three-month periods ended March 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Short-term benefits	~~W~~	891	888
Expenses related to the defined benefit plan		100	273

	~~W~~	991	1,161

Key management refers to the registered directors who have significant control and responsibilities over the Controlling Company’s operations and business.

28.	Non-current Assets Held for Sale

The Group decided to dispose a part of tangible assets of LG Display Poland Sp. z o.o. based on the management’s approval and began effort to sell the disposal group. The Group expects to complete the sale within the first half of 2019.

(1)	impairment loss of disposal group

Fair value less costs to sell of disposal group is expected to exceed the carrying amount so no impairment loss is recognized to the non-current assets held for sale.

(2)	assets of disposal group

Non-current assets as held for sale at the reporting date is as follows:

(In millions of won)
	March 31, 2019		December 31, 2018
Property, plant and equipment	~~W~~	70,166	70,161

29.	Subsequent Event

The Controlling Company issued the following foreign currency denominated privately placed bonds on April 30, 2019:

(In millions of USD)
	Issue date	Maturity date	Interest rate (%)	Face amount
Privately placed bonds	April 30, 2019	April 28, 2023	3ML + 1.47	USD 100

LG DISPLAY CO., LTD.

Condensed Separate Interim Financial Statements

(Unaudited)

March 31, 2019 and 2018

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

LG Display Co., Ltd.:

Reviewed Financial Statements

We have reviewed the accompanying condensed separate interim financial statements of LG Display Co., Ltd. (the “Company”) which comprise the condensed separate interim statement of financial position as of March 31, 2019, the condensed separate interim statements of comprehensive loss, changes in equity and cash flows for the three-month periods ended March 31, 2019 and 2018, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Condensed Separate Interim Financial Statements

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting, and for such internal controls as management determines necessary to enable the preparation of condensed separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to issue a report on these condensed separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Security and Futures Commission of the Republic of Korea. A review of interim financial information consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the condensed separate interim financial statements referred to above are not presented fairly, in all material respects, in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting.

Other Matters

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries.

We audited the separate statement of financial position as of December 31, 2018, and the related separate statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this review report, in accordance with Korean Standards on Auditing, and our report thereon, dated February 25, 2019, expressed an unqualified opinion. The accompanying condensed separate statement of financial position of the Company as of December 31, 2018, presented for comparative purposes, is not different from that audited by us from which it was derived in all material respects.

KPMG Samjong Accounting Corp.

Seoul, Korea

May XX, 2019

This report is effective as of May XX, 2019, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Financial Position

(Unaudited)

As of March 31, 2019 and December 31, 2018

(In millions of won)	Note	March 31, 2019		December 31, 2018
Assets
Cash and cash equivalents	4, 24	~~W~~	271,813	473,283
Deposits in banks	4, 24		77,200	77,200
Trade accounts and notes receivable, net	5, 14, 24, 26		3,929,130	3,389,108
Other accounts receivable, net	5, 24		111,734	321,963
Other current financial assets	6, 24		45,640	29,281
Inventories	7		1,928,407	1,951,155
Other current assets	5		187,938	136,349

Total current assets			6,551,862	6,378,339
Deposits in banks	4, 24		11	11
Investments	8		4,786,000	3,602,214
Other non-current accounts receivable, net	5, 24		24,126	25,823
Other non-current financial assets	6, 24		69,873	77,192
Property, plant and equipment, net	9		15,090,909	14,984,564
Intangible assets, net	10		814,983	816,808
Deferred tax assets	22		926,376	851,936
Other non-current assets	5		318,348	325,219

Total non-current assets			22,030,626	20,683,767

Total assets		~~W~~	28,582,488	27,062,106

Liabilities
Trade accounts and notes payable	24, 26	~~W~~	3,595,987	3,186,123
Current financial liabilities	11, 24		1,145,522	1,044,841
Other accounts payable	24		1,729,179	1,746,412
Accrued expenses			546,990	516,970
Income tax payable			25,700	17,404
Provisions	13		108,920	96,555
Advances received	14		886,549	780,906
Other current liabilities	13		23,104	27,419

Total current liabilities			8,061,951	7,416,630
Non-current financial liabilities	11, 24		6,295,704	5,139,476
Non-current provisions	13		37,723	32,764
Defined benefit liabilities, net	12		94,239	44,187
Long-term advances received	14		902,690	1,122,015
Other non-current liabilities	13		93,678	94,453

Total non-current liabilities			7,424,034	6,432,895

Total liabilities			15,485,985	13,849,525

Equity
Share capital	15		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Retained earnings			9,056,311	9,172,389

Total equity			13,096,503	13,212,581

Total liabilities and equity		~~W~~	28,582,488	27,062,106

See accompanying notes to the separate interim financial statements.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Comprehensive Income (Loss)

(Unaudited)

For the three-month periods ended March 31, 2019 and 2018

(In millions of won, except earnings per share)	Note	2019		2018
Revenue	16, 26	~~W~~	5,383,604	5,154,261
Cost of sales	7, 17, 26		(4,975,246)	(4,902,524)

Gross profit			408,358	251,737
Selling expenses	18		(151,929)	(99,213)
Administrative expenses	18		(129,600)	(124,655)
Research and development expenses			(329,610)	(281,490)

Operating loss			(202,781)	(253,621)

Finance income	21		47,870	105,695
Finance costs	21		(51,996)	(16,910)
Other non-operating income	20		141,396	117,004
Other non-operating expenses	20		(122,203)	(112,415)

Loss before income tax			(187,714)	(160,247)
Income tax benefit	22		(73,773)	(79,883)

Loss for the period			(113,941)	(80,364)

Other comprehensive loss
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	12		(2,913)	(6,419)
Related income tax	12		776	2,296

			(2,137)	(4,123)

Other comprehensive loss for the period, net of income tax			(2,137)	(4,123)

Total comprehensive loss for the period		~~W~~	(116,078)	(84,487)

Loss per share (in Won)
Basic and diluted loss per share	23	~~W~~	(318)	(225)

See accompanying notes to the separate interim financial statements.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Changes in Equity

(Unaudited)

For the three-month periods ended March 31, 2019 and 2018

(In millions of won)	Share capital		Share premium	Retained earnings	Total equity
Balances at January 1, 2018	~~W~~	1,789,079	2,251,113	9,789,067	13,829,259

Total comprehensive loss for the period
Loss for the period		—	—	(80,364)	(80,364)
Other comprehensive loss
Remeasurements of net defined benefit liabilities, net of tax		—	—	(4,123)	(4,123)

Total other comprehensive loss		—	—	(4,123)	(4,123)

Total comprehensive loss for the period	~~W~~	—	—	(84,487)	(84,487)

Transaction with owners, recognized directly in equity
Dividends to shareholders		—	—	(178,908)	(178,908)

Balances at March 31, 2018	~~W~~	1,789,079	2,251,113	9,525,672	13,565,864

Balances at January 1, 2019	~~W~~	1,789,079	2,251,113	9,172,389	13,212,581

Total comprehensive loss for the period
Loss for the period		—	—	(113,941)	(113,941)
Other comprehensive loss
Remeasurements of net defined benefit liabilities, net of tax		—	—	(2,137)	(2,137)

Total other comprehensive loss		—	—	(2,137)	(2,137)

Total comprehensive loss for the period	~~W~~	—	—	(116,078)	(116,078)

Transaction with owners, recognized directly in equity
Dividends to shareholders		—	—		—

Balances at March 31, 2019	~~W~~	1,789,079	2,251,113	9,056,311	13,096,503

See accompanying notes to the separate interim financial statements.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Cash Flows

(Unaudited)

For the three-month periods ended March 31, 2019 and 2018

(In millions of won)	Note	2019		2018
Cash flows from operating activities:
Loss for the period		~~W~~	(113,941)	(80,364)
Adjustments for:
Income tax benefit	22		(73,773)	(79,883)
Depreciation	17		455,013	479,483
Amortization of intangible assets	17		108,219	93,967
Gain on foreign currency translation			(70,560)	(39,949)
Loss on foreign currency translation			81,153	38,035
Expenses related to defined benefit plans	12		48,777	51,351
Gain on disposal of property, plant and equipment			(15,100)	(13,715)
Loss on disposal of property, plant and equipment			2	3,826
Impairment loss on disposal of property, plant and equipment			360	—
Gain on disposal of intangible assets			(552)	(239)
Loss on disposal of intangible assets			18	—
Impairment loss on intangible assets			—	37
Reversal of impairment loss on intangible assets			(215)	(130)
Warranty expenses			86,301	29,340
Finance income			(43,145)	(104,342)
Finance costs			49,102	11,621
Other income			(1,298)	(364)
Other expenses			3,192	592

			627,494	469,630
Changes in:
Trade accounts and notes receivable			(585,256)	872,945
Other accounts receivable			36,351	60,025
Inventories			22,748	(58,766)
Other current assets			(37,921)	(125,476)
Other non-current assets			(12,530)	(18,249)
Trade accounts and notes payable			363,106	131,583
Other accounts payable			16,024	(153,854)
Accrued expenses			25,396	(284,578)
Provisions			(71,085)	(46,791)
Other current liabilities			(36,092)	6,959
Defined benefit liabilities, net			(1,638)	(2,348)
Other non-current liabilities			2,756	8,747

			(278,141)	390,197
Cash generated from operating activities			235,412	779,463
Income taxes paid			(360)	(2,955)
Interests received			3,087	7,151
Interests paid			(49,909)	(27,837)

Net cash provided by operating activities		~~W~~	188,230	755,822

See accompanying notes to the separate interim financial statements.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Cash Flows, Continued

(Unaudited)

For the three-month periods ended March 31, 2019 and 2018

(In millions of won)	Note	2019		2018
Cash flows from investing activities:
Dividends received		~~W~~	—	23,576
Increase in deposits in banks			(500)	(200,500)
Proceeds from withdrawal of deposits in banks			500	403,715
Acquisition of financial assets at fair value through profit or loss			(21)	—
Acquisition of investments			(1,006,277)	(585,930)
Proceeds from disposal of investments			600	—
Acquisition of property, plant and equipment			(511,321)	(1,509,104)
Proceeds from disposal of property, plant and equipment			32,718	102,923
Acquisition of intangible assets			(132,695)	(129,298)
Proceeds from disposal of intangible assets			1,945	960
Receipt from settlement of derivatives			5,385	(2)
Proceeds from collection of short-term loans			11,320	5,714
Increase in short-term loans			(8,225)	—
Increase in long-term loans			(1,500)	(12,300)
Increase in deposits			(500)	(118)
Decrease in deposits			500	—
Proceeds from disposal of emission rights			—	4,160

Net cash used in investing activities			(1,608,071)	(1,896,204)

Cash flows from financing activities:	25
Proceeds from short-term borrowings			496,655	—
Repayments of short-term borrowings			(160,075)	—
Proceeds from issuance of bonds			388,447	388,447
Proceeds from long-term borrowings			759,423	800,000
Repayments of current portion of long-term borrowings and bonds			(263,144)	(180,169)
Payment guarantee fee received			543	519
Repayments of lease liabilities			(3,478)	—

Net cash provided by financing activities			1,218,371	1,008,797

Net decrease in cash and cash equivalents			(201,470)	(131,585)
Cash and cash equivalents at January 1			473,283	566,408

Cash and cash equivalents at March 31		~~W~~	271,813	434,823

See accompanying notes to the separate interim financial statements.

1.	Organization and Description of Business

LG Display Co., Ltd. (the “Company”) was incorporated in February 1985 and the Company is a public corporation listed in Korea Exchange since 2004. The main business of the Company is to manufacture and sell displays and its related products. As of March 31, 2019, the Company is operating Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China, Poland and Vietnam. The Company is domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. As of March 31, 2019, LG Electronics Inc., a major shareholder of the Company, owns 37.9% (135,625,000 shares) of the Company’s common stock.

The Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of March 31, 2019, there are 357,815,700 shares of common stock outstanding. The Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of March 31, 2019, there are 20,513,988 ADSs outstanding.

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

The condensed separate interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRSs”) No.1034, Interim Financial Reporting. They do not include all of the information required for full annual financial statements and should be read in conjunction with the separate financial statements of the Company as of and for the year ended December 31, 2018.

These condensed interim financial statements are separate interim financial statements prepared in accordance with K-IFRS No.1027, Separate Financial Statements, presented by a parent, an investor in an associate, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

This is the first set of the Company’s financial statements where K-IFRS No. 1116, Leases has been applied. Changes to significant accounting policies are described in Note 3.

2.	Basis of Presenting Financial Statements, Continued

(b)	Basis of Measurement

The condensed separate interim financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•	Derivative financial instruments at fair value, financial assets at fair value through profit or loss (“FVTPL”) and financial asset at fair value through other comprehensive income (“FVOCI”) and

•	net defined benefit liabilities recognized at the present value of defined benefit obligations less the fair value of plan assets.

(c)	Functional and Presentation Currency

The condensed separate interim financial statements are presented in Korean won, which is the Company’s functional currency.

(d)	Use of Estimates and Judgments

The preparation of the condensed separate interim financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its condensed separate interim financial statements are the same as those followed by the Company in its preparation of the separate financial statements as of and for the year ended December 31, 2018, except for the application of K-IFRS No. 1034, Interim Financial Reporting and the changes in accounting policies explained below. The changes in accounting policies are also expected to be reflected in the Company’s separate financial statements as at and for the year ending December 31, 2019.

Changes in Accounting Policies

The Company has initially adopted K-IFRS 1116, Leases, from January 1, 2019. A number of other new standards are effective from January 1, 2019 but they do not have a material effect on the Company’s condensed consolidated interim financial statements.

K-IFRS No. 1116 introduced a single, on-balance sheet accounting model for lessees. As a result, the Company, as a lessee, has recognized right-of-use assets representing its rights to use the underlying assets and lease liabilities representing its obligation to make lease payments. Lessor accounting remains similar to previous accounting policies.

(i)	Definition of a lease

Previously, the Company determined at contract inception whether an arrangement was or contained a lease under K-IFRS No. 2104, Determining Whether an Arrangement contains a Lease. The Company now assesses whether a contract is or contains a lease based on the new definition of a lease. Under K-IFRS No. 1116, a contract is, or contains, a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

On transition to K-IFRS No. 1116, the Company elected to apply the practical expedient to grandfather the assessment of which transactions are leases for contracts that were previously identified as leases under K-IFRS No. 1017 and K-IFRS No. 2104 as of January 1, 2019.

(ii)	Accounting as a lessee

The Company leases land, buildings, vehicles, machinery and equipment and others.

As a lessee, the Company previously classified leases as operating or finance leases based on its assessment of whether the lease transferred substantially all of the risks and rewards of ownership. Under K-IFRS No. 1116, the Company recognizes right-of-use assets and lease liabilities for most leases on the condensed separate interim statements of financial position.

However, as permitted in K-IFRS No.1116, the Company has elected not to recognize right-of-use assets and lease liabilities for certain short-term leases and leases of low-value assets. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

3.	Summary of Significant Accounting Policies, Continued

The carrying amounts of right-of-use assets recognized in the condensed separate interim financial statements are as below and those right-of use assets are presented in property, plant and equipment in the condensed separate interim statements of financial position.

(In millions of won)
	Buildings		Machinery and equipment	Vehicles	Others	Total
Balance at January 1, 2019	~~W~~	9,338	1,021	5,922	51	16,332
Balance at March 31, 2019	~~W~~	7,173	1,237	5,737	24	14,171

The Company presents lease liabilities in financial liabilities in the condensed separate interim statements of financial position.

i)	Significant accounting policies

The Company recognizes a right-of-use asset and lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, and subsequently at cost less any accumulated depreciation and impairment losses. The book value of right-of-use asset is adjusted when there is a remeasurement of the lease liability arising from a change in future lease payments.

The lease liability is initially measured at the present value of the lease payments that are no paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the interest rate that a lessee would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain and asset of a similar value to the right-of-use asset in a similar economic environment.

The lease liability is subsequently increased by the interest expense on the lease liability and decreased by lease payment made. The Company remeasures the lease liability when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

Determination of the lease term for some lease contracts that include renewal options require the Company’s judgment. The assessment of whether the Company is reasonably certain to exercise such options impacts the lease term, which significantly affects the amount of lease liabilities and right-of-use assets recognized.

ii)	Initial application

At initial application, the Company measures lease liabilities for leases classified as operating leases under K-IFRS No. 1017, at the present value of the remaining lease payments, discounted at the Company’s incremental borrowing rate as at January 1, 2019. Right-of-use assets are measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments.

3.	Summary of Significant Accounting Policies, Continued

The Company used the following practical expedients when applying K-IFRS No. 1116 to leases previously classified as operating leases under K-IFRS No. 1017.

•	Applied the exemption not to recognize right-of-use assets and liabilities for leases with less than 12 months of lease term at initial application.

•	Excluded initial direct costs from measuring the right-of-use asset at the date of initial application.

•	Used hindsight when determining the lease term if the contract contains options to extend or terminate the lease.

(iii)	Impacts on condensed consolidated interim financial statements

i)	Impacts on initial application

On initial application to K-IFRS No. 1116, the Company recognized additional right-of-use assets and additional lease liabilities. The impact on initial application is summarized below.

(In millions of won)
	January 1, 2019
Right-of-use assets presented in property, plant and equipment	~~W~~	16,332
Lease liabilities		16,332

When measuring lease liabilities for leases that were classified as operating leases, the Company discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted-average rate applied is 2.96%.

ii)	Impacts for the period

As a result of initially applying K-IFRS No. 1116, in relation to the leases that were previously classified as operating leases, the Company recognized ~~W~~14,171 million of right-of-use assets and ~~W~~14,226 million of lease liabilities as at March 31, 2019.

Also in accordance with K-IFRS No. 1116, the Company has recognized depreciation and interest expense, instead of operating lease expense in relation to leases. During the three-month period ended March 31, 2019, the Company recognized ~~W~~3,420 million of depreciation and ~~W~~113 million of interest expense from these leases.

4.	Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks as of March 31, 2019 and December 31, 2018 are as follows:

(In millions of won)
	March 31, 2019		December 31, 2018
Current assets
Cash and cash equivalents
Demand deposits	~~W~~	271,813	473,283
Deposits in banks
Time deposits	~~W~~	3,118	3,118
Restricted cash (*)		74,082	74,082

	~~W~~	77,200	77,200

Non-current assets
Deposits in banks
Restricted cash (*)	~~W~~	11	11

	~~W~~	349,024	550,494

(*)

Includes funds contributed under agreements on mutually beneficial cooperation between large enterprises and small and medium enterprises to aid LG Group’s second and third-tier suppliers, restricted deposits pledged to enforce the Company’s investment plans upon the receipt of grants from Gumi city and Gyeongsangbuk-do, and others.

5.	Receivables and Other Assets

(a)	Trade accounts and notes receivable as of March 31, 2019 and December 31, 2018 are as follows:

(In millions of won)
	March 31, 2019		December 31, 2018
Trade, net	~~W~~	286,958	257,037
Due from related parties		3,642,172	3,132,071

	~~W~~	3,929,130	3,389,108

(b)	Other accounts receivable as of March 31, 2019 and December 31, 2018 are as follows:

(In millions of won)
	March 31, 2019		December 31, 2018
Current assets
Non-trade receivables, net	~~W~~	99,704	316,069
Accrued income		12,030	5,894

	~~W~~	111,734	321,963

Non-current assets
Long-term non-trade receivables	~~W~~	24,126	25,823

	~~W~~	135,860	347,786

Due from related parties included in other accounts receivable, as of March 31, 2019 and December 31, 2018 are ~~W~~53,680 million and ~~W~~247,677 million, respectively.

5.	Receivables and Other Assets, Continued

(c)	The aging of trade accounts and notes receivable and other accounts receivable as of March 31, 2019 and December 31, 2018 are as follows:

(In millions of won)	March 31, 2019
	Book value			Impairment loss
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Not past due	~~W~~	3,926,789	136,609	(4)	(1,592)
Past due 1-15 days		2,345	317	—	(3)
Past due 16-30 days		—	113	—	(1)
Past due 31-60 days		—	102	—	(1)
Past due more than 60 days		—	354	—	(38)

	~~W~~	3,929,134	137,495	(4)	(1,635)

(In millions of won)	December 31, 2018
	Book value			Impairment loss
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Not past due	~~W~~	3,387,653	347,669	(5)	(551)
Past due 1-15 days		1,353	274	—	(2)
Past due 16-30 days		79	69	—	(1)
Past due 31-60 days		28	95	—	(1)
Past due more than 60 days		—	668	—	(434)

	~~W~~	3,389,113	348,775	(5)	(989)

The movement in the allowance for impairment in respect of trade accounts and notes receivable and other accounts receivable for the three-month periods ended March 31, 2019 and the year ended December 31, 2018 are as follows:

(In millions of won)	2019			2018
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Balance at the beginning of the period	~~W~~	5	989	570	1,092
(Reversal of) bad debt expense		(1)	646	(565)	(103)

Balance at the reporting date	~~W~~	4	1,635	5	989

5.	Receivables and Other Assets, Continued

(d)	Other assets as of March 31, 2019 and December 31, 2018 are as follows:

(In millions of won)
	March 31, 2019		December 31, 2018
Current assets
Advance payments	~~W~~	2,925	3,354
Prepaid expenses		134,095	73,254
Value added tax refundable		42,552	52,252
Right to recover returned goods		8,366	7,489

	~~W~~	187,938	136,349

Non-current assets
Long-term prepaid expenses	~~W~~	318,348	325,219

6.	Other Financial Assets

Other financial assets as of March 31, 2019 and December 31, 2018 are as follows:

(In millions of won)	March 31, 2019		December 31, 2018
Current assets
Financial asset at fair value through profit or loss
Derivatives(*)	~~W~~	25,272	13,059
Financial Asset at Fair Value through Other Comprehensive Income
Debt instruments	~~W~~	113	106
Government bonds
Financial Asset Carried at Amortized Cost
Short-term loans	~~W~~	20,255	16,116

	~~W~~	45,640	29,281

Non-current assets
Financial Asset at Fair Value through Profit or Loss
Equity instruments
Intellectual Discovery, Ltd.	~~W~~	920	4,598
Kyulux, Inc		2,460	2,460
Fineeva Co., Ltd.		4	286

		3,384	7,344

Convertible bonds		1,327	1,327
Derivatives(*)		2,945	—

	~~W~~	7,656	8,671

Financial Asset at Fair Value through Other Comprehensive Income
Debt instruments
Government bonds	~~W~~	69	55
Financial Asset Carried at Amortized Cost
Deposits	~~W~~	13,418	13,418
Long-term loans		48,730	55,048

	~~W~~	62,148	68,466

	~~W~~	69,873	77,192

(*)

Represents valuation gain from currency interest rate swap contracts to hedge currency risk related to foreign currency denominated borrowings and bonds. The contracts are not designated as a hedging instrument.

Other financial assets issued by related parties as of March 31, 2019 and December 31, 2018 are ~~W~~3,000 million and ~~W~~2,000 million, respectively.

7.	Inventories

Inventories as of March 31, 2019 and December 31, 2018 are as follows:

(In millions of won)	March 31, 2019		December 31, 2018
Finished goods	~~W~~	540,481	539,859
Work-in-process		855,834	791,396
Raw materials		412,487	500,413
Supplies		119,605	119,487

	~~W~~	1,928,407	1,951,155

For the three-month periods ended March 31, 2019 and 2018, the amount of inventories recognized as cost of sales, inventory write-downs and reversal and usage of inventory write-downs included in cost of sales are as follows:

(In millions of won)	2019		2018
Inventories recognized as cost of sales	~~W~~	4,975,246	4,902,524
Including: inventory write-downs		317,892	190,761
Including: reversal and usage of inventory write-downs		(280,323)	(184,139)

8.	Investments

(a)	Investments in subsidiaries consist of the following:

(In millions of won)			March 31, 2019			December 31, 2018
Overseas Subsidiaries	Location	Business	Percentage of ownership	Book value		Percentage of ownership	Book Value
LG Display America, Inc.	San Jose, U.S.A.	Sell Display products	100%	~~W~~	36,815	100%	~~W~~	36,815
LG Display Germany GmbH	Eschborn, Germany	Sell Display products	100%		19,373	100%		19,373
LG Display Japan Co., Ltd.	Tokyo, Japan	Sell Display products	100%		15,686	100%		15,686
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	Sell Display products	100%		35,230	100%		35,230
LG Display Nanjing Co., Ltd.	Nanjing, China	Manufacture Display products	100%		593,726	100%		593,726
LG Display Shanghai Co., Ltd.	Shanghai, China	Sell Display products	100%		9,093	100%		9,093
LG Display Poland Sp. z o.o.	Wroclaw, Poland	Manufacture Display products	100%		194,992	100%		194,992
LG Display Guangzhou Co., Ltd.	Guangzhou, China	Manufacture Display products	100%		293,557	100%		293,557
LG Display Shenzhen Co., Ltd.	Shenzhen, China	Sell Display products	100%		3,467	100%		3,467
LG Display Singapore Pte. Ltd.	Singapore	Sell Display products	100%		1,250	100%		1,250
L&T Display Technology (Fujian) Limited	Fujian, China	Manufacture and sell LCD module and LCD monitor sets	51%		10,123	51%		10,123
LG Display Yantai Co., Ltd.	Yantai, China	Manufacture Display products	100%		169,195	100%		169,195
Nanumnuri Co., Ltd.	Gumi, South Korea	Janitorial services	100%		800	100%		800
LG Display (China) Co., Ltd.	Guangzhou,China	Manufacture and Sell Display products	51%		723,086	51%		723,086
Unified Innovative Technology, LLC	Wilmington, U.S.A.	Manage intellectual property	100%		9,489	100%		9,489
LG Display Guangzhou Trading Co., Ltd.	Guangzhou, China	Sell Display products	100%		218	100%		218
Global OLED Technology LLC	Sterling, U.S.A	Manage OLED intellectual property	100%		164,322	100%		164,322
LG Display Vietnam Haiphong Co., Ltd.(*1)	Haiphong, Vietnam	Manufacture Display Products	100%		556,278	100%		329,978
Suzhou Lehui Display Co., Ltd.	Suzhou, China	Manufacture and sell LCD module and LCD monitor sets	100%		121,640	100%		121,640
LG DISPLAY FUND I LLC(*2)	Wilmington, U.S.A	Invest in venture business and acquire technologies	100%		3,090	100%		2,249
LG Display High-Tech (China) Co., Ltd.(*3)	Guangzhou, China	Manufacture Display products	70%		1,382,800	69%		749,154
Money Market Trust(*4)	Seoul, South Korea	Money market trust	100%		347,500	100%		24,501

				~~W~~	4,691,730		~~W~~	3,507,944

8.	Investments, Continued

(*1)

For the three-month period ended March 31, 2019, the Company contributed ~~W~~226,300 million in cash for the capital increase of LG Display Vietnam Haiphong Co., Ltd. (“LGDVN”). There was no change in the Company’s ownership percentage in LGDVN as a result of this additional investment.

(*2)

For the three-month period ended March 31, 2019, the Company contributed ~~W~~841 million in cash for the capital increase of LG DISPLAY FUND I LLC. There was no change in the Company’s ownership percentage in LG DISPLAY FUND I LLC as a result of this additional investment.

(*3)

For the three-month period ended March 31, 2019, the Company contributed ~~W~~633,646 million in cash, including the right to receive cash dividends amounting to ~~W~~177,509 million from LG Display Guangzhou Co., Ltd., for the capital increase of LG Display High-Tech (China) Co., Ltd.(“LGDCO”). The Company’s ownership percentage in LGDCO increased from 69% to 70% as a result.

(*4)	For the three-month period ended March 31, 2019, the Company acquired and disposed Money Market Trust (“MMT”) and the MMT amount as of March 31, 2019 is ~~W~~347,500 million.

8.	Investments, Continued

(b)	Investments in associates consist of the following:

(In millions of won)
			March 31, 2019			December 31, 2018
Associates	Location	Business	Percentage of ownership	Book Value		Percentage of ownership	Book Value
Paju Electric Glass Co., Ltd.	Paju, South Korea	Manufacture electric glass for FPDs	40%	~~W~~	45,089	40%	~~W~~	45,089
INVENIA Co., Ltd.	Seongnam, South Korea	Develop and manufacture the equipment for FPDs	13%		6,330	13%		6,330
WooRee E&L Co., Ltd.	Ansan, South Korea	Manufacture LED back light unit packages	14%		4,746	14%		4,746
YAS Co., Ltd.	Paju, South Korea	Develop and manufacture deposition equipment for OLEDs	15%		10,000	15%		10,000
AVATEC Co., Ltd.	Daegu, South Korea	Process and sell electric glass for FPDs	17%		10,600	17%		10,600
Arctic Sentinel, Inc.	Los Angeles, U.S.A.	Develop and manufacture tablet for kids	10%		—	10%		—
CYNORA GmbH(*)	Bruchsal, Germany	Develop organic emitting materials for displays and lighting devices	13%		8,668	14%		8,668
Material science	Seoul, South Korea	Develop, manufacture and sell material for display	10%		3,346	10%		3,346
Nanosys Inc.	Milpitas, U.S.A.	Develop, manufacture and sell material for display	4%		5,491	4%		5,491

				~~W~~	94,270		~~W~~	94,270

(*)	In 2019, the Company’s ownership percentage in CYNORA GmbH decreased from 14% to 13% as the Company did not participate in the capital increase of CYNORA GmbH.

For the three-month periods ended March 31, 2019 and 2018, the aggregate amount of recognized dividends from subsidiaries and associates are ~~W~~7,502 million and ~~W~~95,553 million, respectively.

9.	Property, Plant and Equipment

For the three-month periods ended March 31, 2019 and 2018, the Company purchased property, plant and equipment of ~~W~~547,808 million and ~~W~~1,656,048 million, respectively. The capitalized borrowing costs and the annualized capitalization rate were ~~W~~41,752 million and 3.01%, and ~~W~~18,633 million and 2.33% for the three-month periods ended March 31, 2019 and 2018, respectively. In addition, for the three-month period ended March 31, 2019, the Company entered into various new lease agreements for use of buildings, vehicles and others. In relation to these leases, the Company recognized ~~W~~1,260 million of right-of-use asset and lease liability, in aggregate, during the three-month period ended March 31, 2019. Also, for the three-month periods ended March 31, 2019 and 2018, the Company disposed of property, plant and equipment with carrying amounts of ~~W~~3,682 million and ~~W~~85,393 million, respectively, and recognized ~~W~~15,100 million and ~~W~~2 million, respectively, as gain and loss on disposal of property, plant and equipment for the three-month period ended March 31, 2019 (gain and loss for the three-month period ended March 31, 2018: ~~W~~13,715 million and ~~W~~3,826 million, respectively).

10.	Intangible Assets

(a)

The Company capitalizes expenditures related to development activities, such as expenditures incurred on designing, manufacturing and testing of products after those related activities meet the capitalization criteria of development costs including technical feasibility, future economic benefits and others. The balances of capitalized development costs as of March 31, 2019 and December 31, 2018, are ~~W~~380,234 million and ~~W~~366,910 million, respectively.

(b)

Development of new projects are divided into research activities and development activities. Expenditures on research activities are recognized in profit or loss and development expenditures are capitalized, respectively.

11.	Financial Liabilities

(a)	Financial liabilities as of March 31, 2019 and December 31, 2018 are as follows:

(In millions of won)
	March 31, 2019		December 31, 2018
Current
Short-term borrowings	~~W~~	341,340	—
Current portion of long-term borrowings and bonds		788,107	1,040,148
Current portion of Payment guarantee Liabilities		4,870	4,693
Lease liabilities		11,205	—

	~~W~~	1,145,522	1,044,841

Non-current
Won denominated borrowings	~~W~~	2,941,070	2,700,608
Foreign currency denominated borrowings		1,154,867	626,136
Bonds		2,167,902	1,772,599
Payment guarantee liabilities		13,273	14,375
Derivatives(*)		15,571	25,758
Lease liabilities		3,021	—

	~~W~~	6,295,704	5,139,476

(*)	Represents currency interest rate swap contracts to hedge currency risk related to foreign currency denominated borrowings and bonds. The contracts are not designated as a hedging instrument.

(b)	Foreign currency denominated short-term borrowings of the reporting date are as follows:

(In millions of won and USD)
Lender	Annual interest rate as of March 31, 2019 (%)(*)	March 31, 2019
Standard Chartered Bank Korea Limited	12ML + 0.78~0.88	~~W~~	341,340

Foreign currency equivalent		USD	300

(*)	ML represents Month LIBOR (London Inter-Bank Offered Rates)

(c) Won denominated long-term borrowings as of March 31, 2019 and December 31, 2018 are as follows:

(In millions of won)
Lender	Annual interest rate as of March 31, 2019 (%)	March 31, 2019		December 31, 2018
Woori Bank	2.75	~~W~~	1,096	1,259
Korea Development Bank and others	CD rate (91days) + 0.64, 2.43~3.25		3,100,000	2,850,000
Less current portion of long-term borrowings			(160,026)	(150,651)

		~~W~~	2,941,070	2,700,608

11.	Financial Liabilities, Continued

(d)	Foreign currency denominated long-term borrowings as of March 31, 2019 and December 31, 2018 are as follows:

(In millions of won and USD)
Lender	Annual interest rate as of March 31, 2019 (%)	March 31, 2019		December 31, 2018
The Export-Import Bank of Korea and Others	3ML+0.55 ~1.70, 6ML+1.25	~~W~~	1,223,135		955,975

Foreign currency equivalent		USD	1,075	USD	855

Less current portion of long-term borrowings			(68,268)		(329,839)

		~~W~~	1,154,867		626,136

(e)	Details of bonds issued and outstanding as of March 31, 2019 and December 31, 2018 are as follows:

(In millions of won)
	Maturity	Annual interest rate as of March 31, 2019 (%)	December 31, 2019		December 31, 2018
Won denominated bonds(*1)
Publicly issued bonds	Apr 2019~ Feb 2024	1.80~3.45	~~W~~	2,290,000		1,900,000
Privately placed bonds	May 2025~ May 2033	3.25~4.25		110,000		110,000
Less discount on bonds				(4,966)		(3,949)
Less current portion				(559,813)		(559,658)

			~~W~~	1,835,221		1,446,393

Foreign currency denominated Bonds(*2)
Publicly issued bonds	Nov 2021	3.88	~~W~~	341,340		335,430

Foreign currency equivalent			USD	300	USD	300

Less discount on bonds				(8,659)		(9,224)
			~~W~~	332,681		326,206

			~~W~~	2,167,902		1,772,599

(*1)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly.
(*2)	Principal of the foreign currency denominated bonds is to be repaid at maturity and interests are paid semi-annually.

12.	Employee Benefits

The Company’s defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Company.

(a)	Net defined benefit liabilities recognized as of March 31, 2019 and December 31, 2018 are as follows:

(In millions of won)	March 31, 2019		December 31, 2018
Present value of partially funded defined benefit obligations	~~W~~	1,627,766	1,592,366
Fair value of plan assets		(1,533,527)	(1,548,179)

	~~W~~	94,239	44,187

(b)	Expenses recognized in profit or loss for the three-month periods ended March 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Current service cost	~~W~~	48,473	51,109
Net interest cost		304	242

	~~W~~	48,777	51,351

(c)	Plan assets as of March 31, 2019 and December 31, 2018 are as follows:

(In millions of won)
	March 31, 2019		December 31, 2018
Guaranteed deposits in banks	~~W~~	1,533,527	1,548,179

As of March 31, 2019, the Company maintains the plan assets primarily with Mirae Asset Daewoo Co., Ltd., KB Insurance Co., Ltd. and others.

(d)	Remeasurements of the net defined benefit liabilities (assets) included in other comprehensive income (loss) for the three-month periods ended March 31, 2019 and 2018 are as follows:

(In millions of won)	2019		2018
Remeasurements of the net defined benefit liabilities	~~W~~	(2,913)	(6,419)
Tax effect		776	2,296

Remeasurements of the net defined benefit liabilities, net of income tax	~~W~~	(2,137)	(4,123)

13.	Provisions and Other Liabilities

(a)	Changes in provisions for the three-month period ended March 31, 2019 are as follows:

(In millions of won)
	Litigations and claims		Warranties (*)	Refund	Total
Balance at January 1, 2019	~~W~~	—	120,389	8,930	129,319
Additions		2,108	86,301	931	89,340
Usage		—	(72,016)	—	(72,016)

Balance at March 31, 2019	~~W~~	2,108	134,674	9,861	146,643

Current	~~W~~	2,108	96,951	9,861	108,920
Non-current	~~W~~	—	37,723	—	37,723

(*)

The provision for warranties covers defective products and is normally applicable for 18~36 months from the date of purchase. The warranty liability is calculated by using historical and anticipated rates of warranty claims, and costs per claim to satisfy the Company’s warranty obligation.

(b)	Other liabilities as of March 31, 2019 and December 31, 2018 are as follows:

(In millions of won)
	March 31, 2019		December 31, 2018
Current liabilities
Withholdings	~~W~~	14,533	16,181
Unearned revenues		6,196	11,073
Security deposits		2,375	165

	~~W~~	23,104	27,419

Non-current liabilities
Long-term accrued expenses	~~W~~	80,365	78,466
Long-term other accounts payable		3,135	3,081
Long-term unearned revenues		1,728	2,116
Security deposits		8,450	10,790

	~~W~~	93,678	94,453

14.	Contingencies and Commitments

(a)	Legal Proceedings

Anti-trust litigations

Claims alleging damages were filed against the Company and other TFT-LCD manufacturers seeking compensation for the effects of the companies’ participation in a cartel, as found by the European Commission’s decision in December 2010. While the Company continues its vigorous defense of the various pending proceedings described above, management’s assessment of the facts and circumstances could change based upon new information, intervening events and the final outcome of the cases. Consequently, the actual results could be materially different from management’s current estimates.

Others

The Company is involved in various disputes in addition to pending proceedings described above. The Company cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the disputes.

(b)	Commitments

Factoring and securitization of accounts receivable

The Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 1,610 million (~~W~~1,831,858 million) in connection with the Company’s export sales transactions with its subsidiaries. As of March 31, 2019, no short-term borrowings were outstanding in connection with these agreements. In connection with all of the contracts in this paragraph, the Company has sold its accounts receivable with recourse.

The Company has a credit facility agreement with Shinhan Bank and several other banks pursuant to which the Company could sell its accounts receivables up to an aggregate of ~~W~~714,943 million in connection with its domestic and export sales transactions and, as of March 31, 2019, ~~W~~97,856 amount of accounts and notes receivable sold to Shinhan Bank were outstanding in connection with the agreement. In connection with the contract above, the Company has sold its accounts receivable without recourse.

Letters of credit

As of March 31, 2019, the Company has agreements in relation to the opening of letters of credit up to USD 30 million (~~W~~34,134 million) with KEB Hana Bank, USD 80 million (~~W~~91,024 million) with Bank of China and USD 50 million (~~W~~56,890 million) with Sumitomo Mitsui Banking Corporation.

14.	Contingencies and Commitments, Continued

(b)	Commitments, Continued

Payment guarantees

The Company provides a payment guarantee in connection with the term loan credit facilities of LG Display Vietnam Haiphong, Co., Ltd. amounting to USD 1,160 million (~~W~~1,319,410 million) for principals.

In addition, the Company obtained payment guarantees amounting to USD 1,475 million (~~W~~1,678,255 million) from KEB Hana Bank and others for advances received related to the long-term supply agreements. The Company also obtained payment guarantees amounting to USD 306 million (~~W~~347,953 million) from Korea Development Bank for foreign currency denominated bonds and USD 7 million (~~W~~7,965 million) from Shinhan bank for value added tax payments in Poland.

License agreements

As of March 31, 2019, in relation to its LCD business, the Company has technical license agreements with Hitachi Display, Ltd. and others and has a trademark license agreement with LG Corp.

Long-term supply agreement

As of March 31, 2019, in connection with long-term supply agreements with customers, the Company recognized USD 1,375 million (~~W~~1,564,475 million) in advances received. The advances received will be offset against outstanding accounts receivable balances after a given period of time, as well as those arising from the supply of products thereafter. The Company received payment guarantees amounting to USD 1,475 million (~~W~~1,678,255 million) from KEB Hana Bank and other various banks relating to advances received.

15.	Share capital

The Company is authorized to issue 500,000,000 shares of capital stock (par value ~~W~~ 5,000), and as of March 31, 2019 and December 31, 2018, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2018 to March 31, 2019.

16.	Revenue

Details of revenue for the three-month periods ended March 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Sales of goods	~~W~~	5,368,122	5,144,426
Royalties		9,238	3,726
Others		6,244	6,109

	~~W~~	5,383,604	5,154,261

17.	The Nature of Expenses and Others

The classification of expenses by nature for the three-month periods ended March 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Changes in inventories	~~W~~	22,748	32,189
Purchases of raw materials, merchandise and others		2,146,880	1,986,586
Depreciation and amortization		563,232	573,450
Outsourcing fees		1,464,153	1,338,767
Labor costs		629,691	696,245
Supplies and others		155,315	191,168
Utility		176,720	179,812
Fees and commissions		130,435	140,527
Shipping costs		18,562	27,308
Advertising		14,342	14,929
Warranty		86,301	29,340
Travel		21,119	24,024
Taxes and dues		15,107	15,772
Others		144,302	163,529

	~~W~~	5,588,907	5,413,646

Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign exchange differences.

18. Selling and Administrative Expenses

Details of selling and administrative expenses for the three-month periods ended March 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Salaries	~~W~~	58,573	62,795
Expenses related to defined benefit plans		7,679	7,034
Other employee benefits		14,898	12,081
Shipping costs		14,076	20,554
Fees and commissions		37,466	27,365
Depreciation		28,314	26,424
Taxes and dues		547	793
Advertising		14,342	14,929
Warranty		86,301	29,340
Rent		184	2,638
Insurance		1,351	1,535
Travel		3,999	4,550
Training		2,762	2,201
Others		11,037	11,629

	~~W~~	281,529	223,868

19.	Personnel Expenses

Details of personnel expenses for the three-month periods ended March 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Salaries and wages	~~W~~	544,153	598,556
Other employee benefits		78,777	92,072
Contributions to National Pension plan		18,150	18,807
Expenses related to defined benefit plan and defined contribution plan		48,793	51,351

	~~W~~	689,873	760,786

20.	Other Non-operating Income and Expenses

(a)	Details of other non-operating income for the three-month periods ended March 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Foreign currency gain	~~W~~	124,952	100,719
Gain on disposal of property, plant and equipment		15,100	13,715
Gain on disposal of intangible assets		552	239
Reversal of impairment loss on intangible assets		215	130
Rental income		487	448
Others		90	1,753

	~~W~~	141,396	117,004

(b)	Details of other non-operating expenses for the three-month periods ended March 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Foreign currency loss	~~W~~	119,683	106,651
Other bad debt expense		—	4
Loss on disposal of property, plant and equipment		2	3,826
Impairment loss on property, plant and equipment		360	—
Loss on disposal of intangible assets		18	—
Impairment loss on intangible assets		—	37
Donations		—	1,850
Others		2,140	47

	~~W~~	122,203	112,415

21.	Finance Income and Finance Costs

Finance income and costs recognized in profit and loss for the three-month periods ended March 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Finance income
Interest income	~~W~~	2,785	4,783
Dividend income		7,502	95,553
Foreign currency gain		5,558	4,807
Gain on transaction of derivatives		5,385	36
Gain on valuation of derivatives		25,345	—
Others		1,295	516

	~~W~~	47,870	105,695

Finance costs
Interest expense	~~W~~	13,072	10,987
Foreign currency loss		33,440	4,966
Loss on sale of trade accounts and notes receivable		506	—
Loss on valuation of financial asset at fair value through profit or loss		3,960	—
Loss on transaction of derivatives		—	38
Loss on valuation of derivatives		—	242
Others		1,018	677

	~~W~~	51,996	16,910

22.	Income Taxes

(a)	Details of income tax benefit for the three-month periods ended March 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Current tax benefit	~~W~~	(109)	(9,304)
Deferred tax benefit		(73,664)	(70,579)

Income tax benefit	~~W~~	(73,773)	(79,883)

(b)	Deferred Tax Assets and Liabilities

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the deferred tax assets at the reporting date will be realized with the Company’s estimated future taxable income.

Deferred tax assets and liabilities as of March 31, 2019 and December 31, 2018 are attributable to the following:

(In millions of won)	Assets			Liabilities			Total
	March 31, 2019		December 31, 2018	March 31, 2019	December 31, 2018	March 31, 2019	December 31, 2018
Other accounts receivable, net	~~W~~	—	—	(3,165)	(1,013)	(3,165)	(1,013)
Inventories, net		58,976	53,882	—	—	58,976	53,882
Defined benefit liabilities, net		6,680	—	—	—	6,680	—
Accrued expenses		126,517	121,508	—	—	126,517	121,508
Property, plant and equipment		189,259	191,073	—	—	189,259	191,073
Intangible assets		138	925	—	—	138	925
Provisions		36,289	32,468	—	—	36,289	32,468
Gain or loss on foreign currency translation, net		13	13	—	—	13	13
Others		20,399	17,932	—	—	20,399	17,932
Tax losses		152,989	126,755	—	—	152,989	126,755
Tax credit carryforwards		338,281	308,393	—	—	338,281	308,393

Deferred tax assets (liabilities)	~~W~~	929,541	852,949	(3,165)	(1,013)	926,376	851,936

23.	Loss Per Share

(a)	Basic loss per share for the three-month periods ended March 31, 2019 and 2018 are as follows:

(In won and No. of shares)	2019		2018
Loss for the period	~~W~~	(113,941,204,549)	(80,364,446,331)
Weighted-average number of common stocks outstanding		357,815,700	357,815,700

Loss per share	~~W~~	(318)	(225)

For the three-month periods ended March 31, 2019 and 2018, there were no events or transactions that resulted in changes in the number of common stocks used for calculating loss per share.

(b)	Diluted loss per share for the three-month periods ended March 31, 2019 and 2018 are not calculated since there was no potential common stock.

24.	Financial Risk Management

The Company is exposed to credit risk, liquidity risk and market risks. The Company identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below a threshold level.

(a)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

(i)	Currency risk

The Company is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Company, Korean won (KRW). The currencies in which these transactions primarily are denominated are USD, JPY, etc.

Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Company, primarily KRW, USD and CNY.

In respect of other monetary assets and liabilities denominated in foreign currencies, the Company adopts policies to ensure that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances. Meanwhile, the Company entered into currency interest rate swap contracts to hedge currency risk with respect to foreign currency denominated borrowings and bonds.

i)	Exposure to currency risk

The Company’s exposure to foreign currency risk based on notional amounts as of March 31, 2019 and December 31, 2018 is as follows:

(In millions)	March 31, 2019
	USD	JPY	CNY	PLN	EUR
Cash and cash equivalents	175	1,726	—	3	1
Trade accounts and notes receivable	3,175	2,529	—	—	—
Non-trade receivables	49	796	22	—	—
Trade accounts and notes payable	(1,590)	(10,631)	—	—	—
Other accounts payable	(110)	(14,247)	—	(4)	—
Financial liabilities	(1,667)	—	—		(1)

Aggregate notional amounts	32	(19,827)	22	(1)	—

Currency interest rate swap contracts	1,535	—	—	—	—

Net exposure	1,567	(19,827)	22	(1)	—

24.	Financial Risk Management, Continued

(In millions)	December 31, 2018
	USD	JPY	CNY	PLN	EUR
Cash and cash equivalents	66	—	54	1	7
Trade accounts and notes receivable	2,809	2,937	—	—	—
Non-trade receivables	48	836	1,018	—	—
Trade accounts and notes payable	(1,392)	(11,477)	—	—	—
Other accounts payable	(117)	(13,982)	—	(18)	(2)
Financial liabilities	(1,163)	—	—	—	—

	251	(21,686)	1,072	(17)	5

Currency interest rate swap contracts	780	—	—	—	—

Net exposure	1,031	(21,686)	1,072	(17)	5

Average exchange rates applied for the three-month periods ended March 31, 2019 and 2018 and the exchange rates at March 31, 2019 and December 31, 2018 are as follows:

(In won)	Average rate			Reporting date spot rate
	2019		2018	March 31, 2019	December 31, 2018
USD	~~W~~	1,124.40	1,072.66	1,137.80	1,118.10
JPY		10.22	9.90	10.28	10.13
CNY		166.47	168.62	168.74	162.76
PLN		296.99	315.20	297.35	297.33
EUR		1,277.12	1,317.33	1,277.46	1,279.16

24.	Financial Risk Management, Continued

ii)	Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Company’s assets or liabilities denominated in foreign currency as of March 31, 2019 and December 31, 2018, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Company considers to be reasonably possible as of the end of reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

(In millions of won)	March 31, 2019			December 31, 2018
	Equity		Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	~~W~~	64,631	64,631	41,788	41,788
JPY (5 percent weakening)		(7,390)	(7,390)	(7,965)	(7,965)
CNY (5 percent weakening)		135	135	6,325	6,325
PLN (5 percent weakening)		(11)	(11)	(183)	(183)
EUR (5 percent weakening)		—	—	232	232

A stronger won against the above currencies as of March 31, 2019 and December 31, 2018 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

24.	Financial Risk Management, Continued

(ii)	Interest rate risk

Interest rate risk arises principally from the Company’s debentures and borrowings. The Company establishes and applies its policy to reduce uncertainty arising from fluctuations in the interest rate and to minimize finance cost and manages interest rate risk by monitoring of trends of fluctuations in interest rate and establishing plan for countermeasures. Meanwhile, the Company entered into a currency interest swap contracts amounting to ~~W~~1,405,183 million in notional amount to hedge interest rate risk with respect to variable rate foreign currency denominated borrowings.

i)	Profile

The interest rate profile of the Company’s interest-bearing financial instruments as of March 31, 2019 and December 31, 2018 is as follows:

(In millions of won)	March 31, 2019		December 31, 2018
Fixed rate instruments
Financial assets	~~W~~	349,195	550,664
Financial liabilities		(5,678,810)	(5,033,515)

	~~W~~	(5,329,615)	(4,482,871)

Variable rate instruments
Financial liabilities	~~W~~	(1,714,475)	(1,105,976)

ii)	Equity and profit or loss sensitivity analysis for variable rate instruments

As of March 31, 2019 and December 31, 2018, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for each 12-month period following the reporting dates. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)	Equity			Profit or loss
	1%p increase		1%p decrease	1%p increase	1%p decrease
March 31, 2019
Variable rate instruments	~~W~~	(2,242)	2,242	(2,242)	2,242
December 31, 2018
Variable rate instruments	~~W~~	(8,018)	8,018	(8,018)	8,018

24.	Financial Risk Management, Continued

(b)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers.

The Company’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management believes that the default risk of the country in which each customer operates, do not have a significant influence on credit risk since the majority of the customers are global electronic appliance manufacturers operating in global markets.

The Company establishes credit limits for each customer and each new customer is analyzed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

In relation to the impairment of financial assets, the Company recognizes expected credit loss and its changes at each reporting date subsequent to initial recognition of financial asset.

24.	Financial Risk Management, Continued

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of March 31, 2019 and December 31, 2018 are as follows:

(In millions of won)
	March 31, 2019		December 31, 2018
Financial assets carried at amortized cost
Cash and cash equivalents	~~W~~	271,813	473,283
Deposits in banks		77,211	77,211
Trade accounts and notes receivable, net		3,929,130	3,389,108
Non-trade receivables		99,704	316,069
Accrued income		12,030	5,894
Deposits		13,418	13,418
Short-term loans		20,255	16,116
Long-term loans		48,730	55,048
Long-term non-trade receivables		24,126	25,823

	~~W~~	4,496,417	4,371,970

Financial assets at fair value through profit or loss
Convertible bonds	~~W~~	1,327	1,327
Derivatives		28,217	13,059

	~~W~~	29,544	14,386

Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	182	161

	~~W~~	4,526,143	4,386,517

In addition to the financial assets above, as of March 31, 2019, the Company provides a payment guarantee of USD 1,160 million (~~W~~1,319,410 million), for its subsidiary.

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the sales and investing activities. Trade accounts and notes receivables are insured in order to manage credit risk and uninsured trade accounts and notes receivables are managed in accordance with the Company’s management policy.

24.	Financial Risk Management, Continued

(c)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or other financial assets. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company has historically been able to satisfy its cash requirements from cash flows from operations and debt and equity financing. To the extent that the Company does not generate sufficient cash flows from operations to meet its capital requirements, the Company may rely on other financing activities, such as external long-term borrowings and offerings of debt instruments, equity-linked and other debt instruments. In addition, the Company maintains a line of credit with various banks.

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of March 31, 2019.

(In millions of won)			Contractual cash flows
	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Unsecured bank loans	~~W~~	4,665,571	5,118,744	252,581	464,782	1,226,974	2,985,003	189,404
Unsecured bond issues		2,727,715	2,953,153	294,777	331,349	664,059	1,523,858	139,110
Trade accounts and notes payable		3,595,987	3,595,987	3,595,987	—	—	—	—
Other accounts payable		1,729,179	1,729,179	1,728,131	1,048	—	—	—
Long-term other accounts payable		3,135	3,135	—	—	2,092	1,043	—
Payment guarantee(*)		18,143	1,501,392	43,030	42,540	196,441	1,005,568	213,813
Security deposits		10,825	10,825	85	2,290	8,450	—	—
Lease liabilities		14,226	14,545	6,879	4,572	2,232	862	—

Derivatives financial liabilities
Derivatives		15,571	(36,787)	—	—	(8,722)	(28,065)	—

Total	~~W~~	12,780,352	14,890,173	5,921,470	846,581	2,091,526	5,488,269	542,327

(*)	Contractual cash flows of payment guarantee is identical to timing of principal payment and represent the maximum amount that the Company could be required to pay the guarantee amount.

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

24.	Financial Risk Management, Continued

(d)	Capital management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders.

(In millions of won)
	March 31, 2019		December 31, 2018
Total liabilities	~~W~~	15,485,985	13,849,525
Total equity		13,096,503	13,212,581
Cash and deposits in banks (*1)		349,013	550,483
Borrowings (including bonds)		7,393,286	6,139,491
Total liabilities to equity ratio		118%	105%
Net borrowings to equity ratio (*2)		54%	42%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and current deposits in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds and excluding lease liabilities) less cash and current deposits in banks by total equity.

24.	Financial Risk Management, Continued

(e)	Determination of fair value

(i)	Measurement of fair value

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

i)	Current Assets and Liabilities

The carrying amounts approximate fair value because of the short maturity of these instruments.

ii)	Trade Receivables and Other Receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes. The carrying amounts of short-term receivables approximate fair value.

iii)	Investments in Equity and Debt Instruments

The fair value of marketable financial assets at FVPL and FVOCI is determined by reference to their quoted closing bid price at the reporting date. The fair value of non-marketable instruments is determined using valuation methods.

iv)	Non-derivative Financial Liabilities

Fair value, which is determined for disclosure purposes, except for the liabilities at FVTPL, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

24.	Financial Risk Management, Continued

(ii)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the condensed separate interim statements of financial position as of March 31, 2019 and December 31, 2018 are as follows:

(In millions of won)	March 31, 2019				December 31, 2018
	Carrying amounts		Fair values		Carrying amounts	Fair values
Financial assets carried at amortized cost
Cash and cash equivalents	~~W~~	271,813	(*	)	473,283	(*	)
Deposits in banks		77,211	(*	)	77,211	(*	)
Trade accounts and notes receivable		3,929,130	(*	)	3,389,108	(*	)
Non-trade receivables		99,704	(*	)	316,069	(*	)
Accrued income		12,030	(*	)	5,894	(*	)
Deposits		13,418	(*	)	13,418	(*	)
Short-term loans		20,255	(*	)	16,116	(*	)
Long-term loans		48,730	(*	)	55,048	(*	)
Long-term non-trade receivables		24,126	(*	)	25,823	(*	)
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	3,384	3,384		7,344	7,344
Convertible bonds		1,327	1,327		1,327	1,327
Derivatives		28,217	28,217		13,059	13,059
Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	182	182		161	161
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	15,571	15,571		25,758	25,758
Liabilities carried at amortized cost
Unsecured bank borrowings	~~W~~	4,665,571	4,728,468		3,807,234	3,862,709
Unsecured bond issues		2,727,715	2,789,018		2,332,257	2,384,987
Trade accounts and notes payable		3,595,987	(*	)	3,186,123	(*	)
Other accounts payable		1,729,179	(*	)	1,746,412	(*	)
Long-term other accounts payable		3,135	(*	)	3,081	(*	)
Payment guarantee liabilities		18,143	(*	)	19,068	(*	)
Security deposits		10825	(*	)	10,955	(*	)
Lease liabilities		14,226	(*	)	—	—

(*)	Excluded from disclosures as the carrying amount approximates fair value.

24.	Financial Risk Management, Continued

(iii)	Fair values of financial assets and liabilities

i)	Fair value hierarchy

The table below analyzes financial instruments carried at fair value based on the input variables used in the valuation method to measure fair value of assets and liabilities. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

ii)	Financial instruments measured at fair value

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of March 31, 2019 and December 31, 2018 are as follows:

(In millions of won)	Level 1		Level 2	Level 3	Total
March 31, 2019
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	3,384	3,384
Convertible bonds		—	—	1,327	1,327
Derivatives		—	—	28,217	28,217
Financial asset at fair value through other comprehensive income
Debt instruments		182	—	—	182
Financial liabilities at fair value through profit or loss
Derivatives		—	—	15,571	15,571

(In millions of won)	Level 1		Level 2	Level 3	Total
December 31, 2018
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	7,344	7,344
Convertible bonds		—	—	1,327	1,327
Derivatives		—	—	13,059	13,059
Financial asset at fair value through other comprehensive income
Debt instruments		161	—	—	161
Financial liabilities at fair value through profit or loss
Derivatives		—	—	25,758	25,758

24.	Financial Risk Management, Continued

iii)	Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of March 31, 2019 and December 31, 2018 are as follows:

(In millions of won)	March 31, 2019				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Unsecured bank borrowings	~~W~~	—	—	4,728,468	Discounted cash flow	Discount rate
Unsecured bond issues		—	—	2,789,018	Discounted cash flow	Discount rate

(In millions of won)	December 31, 2018				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Unsecured bank borrowings	~~W~~	—	—	3,862,709	Discounted cash flow	Discount rate
Unsecured bond issues		—	—	2,384,987	Discounted cash flow	Discount rate

iv)	The discount rates applied for determination of the above fair value as of March 31, 2019 and December 31, 2018 are as follows:

	March 31, 2019	December 31, 2018
Debentures, loans and others	2.09~3.72%	2.09~3.37%

25.	Changes in liabilities arising from financing activities

Changes in liabilities arising from financing activities for the three-month period ended March 31, 2019 are as follows:

(In millions of won)				Non-cash transactions
	January 1, 2019		Cash flows from financing activities	Reclassification	Gain or loss on foreign currency translation	Effective interest adjustment	Others	March 31, 2019
Short-term borrowings	~~W~~	—	336,580	—	4,760	—	—	341,340
Current portion of long-term borrowings and bonds		1,040,148	(263,144)	9,538	1,410	155	—	788,107
Payment guarantee		19,068	543	—	—	—	(1,468)	18,143
Long-term borrowings		3,326,744	759,423	(9,538)	19,308	—	—	4,095,937
Bonds		1,772,599	388,447	—	5,760	1,096	—	2,167,902
Lease liabilities		—	(3,478)	—	—	113	17,591	14,226

	~~W~~	6,158,559	1,218,371	—	31,238	1,364	16,123	7,425,655

26.	Related Parties and Others

(a)	Related parties

Related parties as of March 31, 2019 are as follows:

Classification	Description
Subsidiaries(*)	LG Display America, Inc. and others

Associates(*)	Paju Electric Glass Co., Ltd. and others

Entity that has significant influence over the Company	LG Electronics Inc.

Subsidiaries of the entity that has significant influence over the Company	Subsidiaries of LG Electronics Inc.

(*)	Details of subsidiaries and associates are described in note 8.

26.	Related Parties and Others, Continued

(b)

Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the three-month periods ended March 31, 2019 and 2018 are as follows:

(In millions of won)	2019
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	2,241,264	—	—	—	—	—
LG Display Japan Co., Ltd.		518,697	—	—	—	—	—
LG Display Germany GmbH		481,297	—	—	—	—	6,560
LG Display Taiwan Co., Ltd.		322,530	—	—	—	—	153
LG Display Nanjing Co., Ltd.		2,700	—	1,212	—	378,197	7,742
LG Display Shanghai Co., Ltd.		189,495	—	—	—	—	—
LG Display Poland Sp. z o.o.		39	—	—	—	4,990	51
LG Display Guangzhou Co., Ltd.		19,495	—	3,391	—	512,290	4,375
LG Display Shenzhen Co., Ltd.		120,298	—	—	—	—	—
LG Display Yantai Co., Ltd.		1,364	—	2,072	—	244,149	2,669
LG Display (China) Co., Ltd.		—	—	322,724	—	—	370
LG Display Singapore Pte. Ltd.		285,969	—	—	—	—	45
L&T Display Technology (Fujian) Limited		87,960	—	—	—	—	1
Nanumnuri Co., Ltd.		49	—	—	—	—	5,772
Global OLED Technology LLC		—	—	—	—	—	1,450
LG Display Guangzhou Trading Co., Ltd.		346,319	—	—	—	—	—
LG Display Vietnam Haiphong Co., Ltd.		2,373	—	20,647	—	191,539	8,051
Suzhou Lehui Display Co., Ltd.		36,101	—	—	—	—	—
LG Display High-Tech (China) Co., Ltd.		19,129	—	—	—	—	—

	~~W~~	4,675,079	—	350,046	—	1,331,165	37,239

26.	Related Parties and Others, Continued

(In millions of won)	2019
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates
WooRee E&L Co., Ltd.	~~W~~	—	—	1	—	—	1
INVENIA Co., Ltd.		—	180	343	254	—	53
AVATEC Co., Ltd.		—	265	—	—	21,157	201
Paju Electric Glass Co., Ltd.		—	6,057	90,616	—	—	964
YAS Co., Ltd.		—	1,000	1,647	7,342	—	958
Material Science Co., Ltd.		—	—	—	—	—	313

	~~W~~	—	7,502	92,607	7,596	21,157	2,490

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	284,657	—	3,356	61,650	—	27,950
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	22,864	—	—	—	—	1
LG Electronics Vietnam Haiphong Co., Ltd.		62,783	—	—	—	—	121
LG Electronics Reynosa S.A. DE C.V.		—	—	—	—	—	258
LG Electronics S.A. (Pty) Ltd		1,728	—	—	—	—	5
LG Electronics Mexicalli S.A.DE C.V.		1,099	—	—	—	—	27
LG Electronics RUS, LLC		274	—	—	—	—	743
LG Electronics Egypt S.A.E.		27,913	—	—	—	—	—

26.	Related Parties and Others, Continued

(In millions of won)	2019
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Company
LG Electronics (Kunshan) Computer Co., Ltd.	~~W~~	385	—	—	—	—	—
LG Innotek Co., Ltd.		2,996	—	12,842	—	—	24,731
LG Hitachi Water Solutions Co., Ltd.		—	—	—	24,361	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		16,930	—	—	—	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		2,588	—	—	—	—	—
HiEntech Co., Ltd.		18	—	—	—	—	7,111
Others		5,732	—	—	—	—	2,988

	~~W~~	145,310	—	12,842	24,361	—	35,985

	~~W~~	5,105,046	7,502	458,851	93,607	1,352,322	103,664

26.	Related Parties and Others, Continued

(In millions of won)	2018
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	2,148,447	—	—	—	—	—
LG Display Japan Co., Ltd.		436,684	—	—	—	—	2,151
LG Display Germany GmbH		425,156	—	—	—	—	329
LG Display Taiwan Co., Ltd.		341,212	—	—	—	—	171
LG Display Nanjing Co., Ltd.		4,865	—	268	—	262,288	1,385
LG Display Shanghai Co., Ltd.		223,520	—	—	—	—	10
LG Display Poland Sp. z o.o.		141	—	—	—	9,589	2
LG Display Guangzhou Co., Ltd.		5,449	—	2,579	—	441,631	3,468
LG Display Shenzhen Co., Ltd.		388,276	—	—	—	—	—
LG Display Yantai Co., Ltd.		7,659	—	5,480	—	395,945	5,543
LG Display (China) Co., Ltd.		—	90,281	359,221	—	—	424
LG Display Singapore Pte. Ltd.		194,264	—	—	—	—	13
L&T Display Technology (Fujian) Limited		82,017	—	—	—	8	5
Nanumnuri Co., Ltd.		45	—	—	—	—	6,123
Global OLED Technology LLC		—	—	—	—	—	1,494
LG Display Guangzhou Trading Co., Ltd.		89,520	—	—	—	—	—
LG Display Vietnam Haiphong Co., Ltd.		35,740	—	4,165	—	111,669	69
Suzhou Lehui Display Co., Ltd.		35,723	—	—	—	—	—

	~~W~~	4,418,718	90,281	371,713	—	1,221,130	21,187

26.	Related Parties and Others, Continued

(In millions of won)	2018
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates
WooRee E&L Co., Ltd.	~~W~~	—	—	—	—	—	47
INVENIA Co., Ltd.		—	30	270	7,749	—	72
AVATEC Co., Ltd.		—	530	—	—	17,773	119
Paju Electric Glass Co., Ltd.		—	4,172	92,497	—	—	920
LB Gemini New Growth Fund No.16		—	540	—	—	—	—
YAS Co., Ltd.		—	—	760	12,417	—	794

	~~W~~	—	5,272	93,527	20,166	17,773	1,952

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	361,044	—	10,186	152,490	—	17,466
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	8,355	—	—	—	—	13
LG Electronics Vietnam Haiphong Co., Ltd.		32,988	—	—	—	—	2
LG Electronics Reynosa S.A. DE C.V.		4,843	—	—	—	—	898
LG Electronics Almaty Kazakhstan		2,425	—	—	—	—	8
LG Electronics S.A. (Pty) Ltd		2,397	—	—	—	—	2
LG Electronics Mexicalli S.A.DE C.V.		1,281	—	—	—	—	54
LG Electronics RUS, LLC		603	—	—	—	—	320

26.	Related Parties and Others, Continued

(In millions of won)	2018
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Company
LG Innotek Co., Ltd.	~~W~~	6,950	—	34,626	—	—	11,082
LG Hitachi Water Solutions Co., Ltd.		—	—	—	117,814	—	491
Inspur LG Digital Mobile Communications Co., Ltd.		12,177	—	—	—	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		7,656	—	—	—	—	—
HiEntech Co., Ltd.		—	—	—	—	—	7,935
Others		730	—	—	—	—	1,913

	~~W~~	80,405	—	34,626	117,814	—	22,718

	~~W~~	4,860,167	95,553	510,052	290,470	1,238,903	63,323

26.	Related Parties and Others, Continued

(c)	Trade accounts and notes receivable and payable and others as of March 31, 2019 and December 31, 2018 are as follows:

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	March 31, 2019		December 31, 2018	March 31, 2019	December 31, 2018
Subsidiaries
LG Display America, Inc.	~~W~~	1,246,501	1,031,718	—	—
LG Display Japan Co., Ltd.		322,088	349,814	—	5
LG Display Germany GmbH		469,046	433,077	2,004	4,332
LG Display Taiwan Co., Ltd.		405,969	274,860	86	34
LG Display Nanjing Co., Ltd.		2,053	2,448	513,214	272,991
LG Display Shanghai Co., Ltd.		141,091	168,117	—	1
LG Display Poland Sp. z o. o		26	30	3,132	6,849
LG Display Guangzhou Co., Ltd.		3,001	167,814	379,381	196,070
LG Display Guangzhou Trading Co., Ltd.		334,184	377,145	—	—
LG Display Shenzhen Co., Ltd.		61,891	32,759	—	—
LG Display Yantai Co., Ltd.		15	115	241,231	382,448
LG Display (China) Co., Ltd.		—	—	322,525	187,004
LG Display Singapore Pte. Ltd.		192,629	85,680	—	1
L&T Display Technology (Fujian) Limited		58,847	62,336	143,845	139,171
Nanumnuri Co., Ltd.		—	—	2,661	2,065
Global OLED Technology LLC		—	—	—	1,146
LG Display Vietnam Haiphong Co., Ltd.		22,021	22,113	399,141	340,780
Suzhou Lehui Display Co., Ltd.		22,469	32,641	—	—
LG Display High-Tech (China) Co., Ltd.		19,304	17,333	—	3,362

	~~W~~	3,301,135	3,058,000	2,007,220	1,536,259

26.	Related Parties and Others, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	March 31, 2019		December 31, 2018	March 31, 2019	December 31, 2018
Associates
WooRee E&L Co., Ltd.	~~W~~	—	—	2	6
INVENIA Co., Ltd.		3,180	2,000	705	1,671
AVATEC Co., Ltd.		265	—	5,523	4,382
Paju Electric Glass Co., Ltd.		6,057	—	63,306	60,566
YAS Co., Ltd.		1,000	—	10,945	2,709

	~~W~~	10,502	2,000	80,481	69,334

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	288,747	247,134	104,773	99,574

28.	Related Parties and Others, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	March 31, 2019		December 31, 2018	March 31, 2019	December 31, 2018
Subsidiaries of the entity that has significant influence over the Company
LG Innotek Co., Ltd.	~~W~~	1,085	2,782	52,243	45,815
LG Hitachi Water Solutions Co., Ltd.		—	9,100	52,868	47,463
Hi Entech Co., Ltd.		—	—	5,994	4,782
Inspur LG Digital Mobile Communications Co., Ltd		17,075	6,137	—	—
LG Electronics Reynosa S.A. DE C.V		—	2,572	130	134
LG Electronics India Pvt. Ltd.		14,321	9,047	—	29
LG Electronics Vietnam Haiphong Co., Ltd.		40,461	25,544	112	—
LG Electronics S.A. (Pty) Ltd.		1,442	896	5	5
LG Electronics Egypt S.A.E		18,760	10,296	—	—
LG Electronics (Kunshan) Computer Co., Ltd.		136	1,370	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		1,153	3,530	—	—
Others		4,035	3,340	1,875	1,275

	~~W~~	98,468	74,614	113,227	99,503

	~~W~~	3,698,852	3,381,748	2,305,701	1,804,670

26.	Related Parties and Others, Continued

(d)

Details of significant cash transactions such as loans and collection of loans, which occurred in the normal course of business with related parties for three-month periods ended March 31, 2019 and 2018 are as follows:

(In millions of won)
	2019			2018
Associates	Loans		Collection of loans	Loans	Collection of loans
INVENIA Co., Ltd.	~~W~~	1,000	—	—	125
YAS Co., Ltd.		—	—	—	125

	~~W~~	1,000	—	—	250

26.	Related Parties and Others, Continued

(e)	Conglomerate Transactions

Transactions, trade accounts and notes receivable and payable, and others between the Company and certain companies and their subsidiaries, which are included in LG Group, one of conglomerates according to the Monopoly Regulation and Fair Trade Act for the three-month periods ended March 31, 2019 and 2018 and as of March 31, 2018 and December 31, 2018 are as follows. These entities are not affiliates according to K-IFRS No. 1024, Related Party Disclosures.

(In millions of won)
	For the three-month period ended March 31, 2019			March 31, 2019
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG International Corp.and its subsidiaries	~~W~~	195,172	32,591	149,541	95,218
LG Uplus Corp.		—	558	—	206
LG Chem Ltd. and its subsidiaries		19	153,512	20	89,140
S&I Corp. and its subsidiaries (formerly, Serveone)		84	170,268	21,307	231,442
Silicon Works Co., Ltd.		92	150,292	101	158,020
LG Corp.		—	13,273	13,201	5,583
LG Management Development Institute		—	2,470	3,480	435
LG CNS Co., Ltd. and its subsidiaries		—	18,108	—	21,237
G2R Inc. and its subsidiaries		—	1,064	—	1,608
Robostar Co., Ltd.		—	714	—	785

	~~W~~	195,367	542,850	187,650	603,674

26.	Related Parties and Others, Continued

(In millions of won)
	For the three-month period ended March 31, 2018			December 31, 2018
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG International Corp.and its subsidiaries	~~W~~	184,257	264,777	82,965	82,028
LG Uplus Corp.		—	223	—	178
LG Chem Ltd. and its subsidiaries		1,564	193,552	14	93,274
Serveone and its subsidiaries		97	336,299	21,307	239,091
Silicon Works Co., Ltd.		—	143,295	—	140,694
LG Corp.		—	412,791	11,246	—
LG Management Development Institute		—	2,813	3,480	441
LG CNS Co., Ltd. and its subsidiaries		—	30,771	—	72,694
LG Hausys Ltd.		1,110	41	—	3
G2R Inc. and its subsidiaries		—	4,041	—	19,773
Robostar Co., Ltd.		—	—	—	530

	~~W~~	187,028	988,563	119,012	648,706

26.	Related Parties and Others, Continued

(f)	Key management personnel compensation

Compensation costs of key management for the three-month periods ended March 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Short-term benefits	~~W~~	891	888
Expenses related to the defined benefit plan		100	273

	~~W~~	991	1,161

Key management refers to the registered directors who have significant control and responsibilities over the Company’s operations and business.

27.	Subsequent Event

The Company issued the following foreign currency denominated bonds on April 30, 2019:

(In millions of USD)
	Issue date	Maturity date	Interest rate (%)	Face amount
Privately placed bonds	April 30, 2019	April 28, 2023	3ML + 1.47	USD 100

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.

(Registrant)

Date: May 15, 2019	By:	/s/ Heeyeon Kim
(Signature)
	Name:	Heeyeon Kim
	Title:	Head of IR / Vice President